Filed Pursuant to Rule 424(b)(5)
Registration No. 333-236683

PROSPECTUS SUPPLEMENT

(To the Prospectus dated May 6, 2020)

€1,500,000,000

TÜRKİYE CUMHURİYETİ

(The Republic of Turkey)

4.375% Notes due July 8, 2027

The Republic of Turkey (the “Republic” or “Turkey”) is offering €1,500,000,000 principal amount of its 4.375% Notes due July 8, 2027 (the “notes”). The notes will constitute direct, general and unconditional obligations of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the notes. The Republic will pay interest on July 8 of each year, commencing on July 8, 2022.

This prospectus supplement and accompanying prospectus dated May 6, 2020, constitute a prospectus for the purposes of Article 6 of Regulation (EU) 2017/1129 (the “Prospectus Regulation”).

Application will be made to the Commission de Surveillance du Secteur Financier of the Grand Duchy of Luxembourg (the “CSSF”), as competent authority under the Prospectus Regulation, to approve this prospectus supplement and the accompanying prospectus dated May 6, 2020. Application is being made to list on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange, which is a regulated market for the purposes of the Market in Financial Instruments Directive (2014/65/EU) (“MiFiD–II”). The CSSF only approves this prospectus supplement and the accompanying prospectus dated May 6, 2020 as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the Republic or the quality of the notes that are the subject of this prospectus supplement and investors should make their own assessment as to the suitability of investing in the notes. The CSSF assumes no responsibility as to the economic and financial soundness of the transaction and the quality or solvency of the Republic in line with the provisions of Article 6(4) of the Luxembourg Prospectus Law.

See the section entitled “Risk Factors” for a discussion of certain factors you should consider before investing in the notes.

The notes will be designated collective action securities and will, therefore, contain “collective action clauses”. Under these provisions, which are described beginning on page 15 of the accompanying prospectus dated May 6, 2020, the Republic may amend the payment provisions of the notes and other “reserved matters” listed in the fiscal agency agreement with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually. “Reserved matters” include, among other things, changes in the dates on which any amounts are payable on the debt securities, reductions in principal amounts or interest rates on the debt securities, a change in the currency of the debt securities, any change in the identity of the obligor under the debt securities, or a change in the status of the debt securities.

	Per Note	Total
Public Offering Price	99.355%	€1,490,325,000
Underwriting discount	0.070%	€1,050,000
Proceeds, before expenses, to the Republic of Turkey	99.285%	€1,489,275,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes on or about July 8, 2021 (the “Issue Date”), through the book-entry system of Euroclear Bank SA/NV (“Euroclear”) or Clearstream Banking S.A. (“Clearstream Banking Luxembourg”), against payment in same-day funds.

Joint Book-Running Managers

BNP PARIBAS	BofA Securities	Deutsche Bank

The date of this prospectus supplement is June 30, 2021.

ABOUT THIS PROSPECTUS SUPPLEMENT

The Republic accepts responsibility for the information contained within this prospectus supplement and accompanying prospectus. The Republic declares that to the best of their knowledge, the information contained in this prospectus supplement and accompanying prospectus is in accordance with the facts and makes no omission likely to affect its import.

Unless otherwise stated, all annual information, including budgetary information, is based upon calendar years. Figures included in this prospectus supplement and the accompanying prospectus have been subject to rounding adjustments; accordingly, figures shown for the same item of information may vary, and figures that are totals may not be an arithmetical aggregate of their components.

This prospectus supplement and the accompanying prospectus have been prepared for the purpose of giving information with regard to the Republic, which, according to the particular nature of the Republic and the notes, is necessary to enable investors to make an informed assessment of the rights attaching to the notes and the reasons for the issuance of notes and its impact on the Republic.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in making your investment decision. The Republic has not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

The Republic is offering to sell the notes only in places where offers and sales are permitted.

You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than its respective date.

FORWARD-LOOKING STATEMENTS

The Republic has made forward-looking statements in this prospectus supplement. Statements that are not historical facts are forward-looking statements. These statements are based on the Republic’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. The Republic undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. The Republic cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Turkey;

•	the impact of changes in the credit ratings of Turkey;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Turkey’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

•	the impact of any delays or other adverse developments in Turkey’s accession to the European Union;

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•	the impact of adverse developments in the region where Turkey is located; and

•	the effects of a regional or global health pandemic, including COVID-19, and the impact of actions taken to mitigate such a pandemic.

•	Internal factors, such as:

•	general economic and business conditions in Turkey;

•	political, military or internal security events in Turkey;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	natural events, such as climatic changes, earthquakes and floods;

•	the ability of Turkey to effect key economic reforms;

•	the level of foreign direct and portfolio investment in Turkey; and

•	the level of Turkish domestic interest rates.

SOVEREIGN IMMUNITY AND ARBITRATION

The Republic is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the Republic. See “Debt Securities — Governing Law and Consent to Service” in the accompanying prospectus.

CURRENCY AND EXCHANGE RATE DATA

References to “Turkish Lira” and “TL” in this prospectus supplement in the context of a point in time after January 1, 2009 are to the Turkish Lira, the Republic’s new official currency, which was introduced on January 1, 2009 in place of the New Turkish Lira; references in this prospectus supplement to “New Turkish Lira” and “YTL” are to the lawful currency of the Republic for the period beginning on January 1, 2005 and ending on December 31, 2008; and references to “Turkish Lira” and “TL” in this prospectus supplement in the context of a point in time prior to January 1, 2005 are to the Turkish Lira before it was replaced with New Turkish Lira. References to “U.S.$”, “$”, “U.S. Dollars” and “dollars” in this prospectus supplement are to lawful money of the United States of America. References to “€” and “euro” in this prospectus supplement are to the lawful currency of the European Union.

Translations of amounts from Turkish Lira to dollars are solely for the convenience of the reader and, unless otherwise stated, are made at the exchange rate prevailing at the time as of which such amounts are specified. No representation is made that the Turkish Lira or dollar amounts referred to herein could have been or could be converted into dollars or Turkish Lira, as the case may be, at any particular rate or at all.

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OVERVIEW

This overview should be read as an introduction to the prospectus supplement and the accompanying prospectus. Any decision to invest in the notes by an investor should be based on consideration of the prospectus supplement and the accompanying prospectus as a whole. Where a claim relating to the information contained in the prospectus supplement or the accompanying prospectus is brought before a court in a Member State of the European Economic Area and the United Kingdom, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the prospectus supplement and the accompanying prospectus before the legal proceedings are initiated.

Issuer	The Republic of Turkey.

The Republic of Turkey is located in southwestern Asia, where it borders Iran, Armenia, Georgia, Azerbaijan, Iraq and Syria, and southeastern Europe, where it borders Greece and Bulgaria, with a total territory (inclusive of its lakes) of approximately 814,578 square kilometers. Turkey’s population, as of December 2020, was estimated to be 83,614,362.

The Republic of Turkey was founded in 1923 and currently has a parliamentary form of government. The Republic has undertaken many reforms to strengthen its democracy and economy, in connection with its accession negotiations with the European Union.

Securities Offered	€1,500,000,000 4.375% Notes due July 8, 2027.

Maturity Date	July 8, 2027.

Issue Price	99.355% of the principal amount of the notes.

Interest Payment Dates	July 8 of each year, commencing on July 8, 2022.

Status and Ranking	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of the Republic for which the full faith and credit of the Republic is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the debt securities ratably with payments being made under any other public external indebtedness. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying prospectus.

Markets	The notes are offered for sale in those jurisdictions where it is legal to make such offers. See “Underwriting”.

Listing and Admission to Trading	Application is being made to list on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange.

Negative Pledge	Clause (9) of the definition of Permitted Lien set forth on pages 6 and 7 of the accompanying prospectus shall read as follows for purposes of the notes: Liens on assets (other than official holdings of gold) in existence on July 8, 2021, provided that such Liens remain confined to the assets affected thereby on July 8, 2021, and secure only those obligations so secured on July 8, 2021.

Denominations	The Republic will issue notes in denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Form, Clearance and Settlement	The Republic will issue the notes in the form of global registered notes without coupons. The notes will be registered in the nominee name of a common depositary for Euroclear and Clearstream Banking Luxembourg. Beneficial ownership interests will be recorded only on, and transferred only through, the records maintained by Euroclear and Clearstream Banking Luxembourg and their respective participants, unless certain contingencies occur, in which case the notes will be issued in definitive form. See “Global Clearance and Settlement.”

Payment of Principal and Interest	Principal and interest on the notes will be payable by the Republic, or its designee, to the fiscal agent in euro.

Default	The notes will contain events of default, the occurrence of which may result in the acceleration of our obligations under the notes prior to maturity. See “Description of the Notes — Default; Acceleration of Maturity” in this prospectus supplement.

Collective Action Securities

The notes will be designated Collective Action Securities under the Fiscal Agency Agreement, dated as of March 23, 2015, between the Republic and Citibank, N.A., London Branch, as amended by Amendment No. 1 dated March 15, 2017 (the “Fiscal Agency Agreement”). The notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. Dollar, euro or other monetary unit denominated debt securities issued by the Republic and described in the accompanying prospectus. The provisions described in this prospectus supplement will govern the notes. These provisions are commonly referred to as “collective action clauses.” Under these provisions, which are described beginning on page 15 of the accompanying prospectus dated May 6, 2020, the Republic may amend the payment provisions of the notes and other reserved matters listed in the Fiscal Agency Agreement with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually. These provisions are described in the section “Debt Securities — Collective Action Securities Issued On or After January 1, 2015” in the accompanying prospectus.

Sinking Fund	None.

Prescription Period	None.

Use of Proceeds	The Republic will use the net proceeds of the sale of the notes for general financing purposes, which may include the repayment of debt. The amount of net proceeds (before expenses) is €1,489,275,000.

Risk Factors	Risks associated with the notes generally include: 1) the trading market for the notes may be volatile and may be adversely impacted by many events; 2) there may be no active trading market for the notes; 3) the notes may not be a suitable investment for all investors; 4) the notes are unsecured; 5) the notes contain provisions that permit the Republic to amend the payment terms without the consent of all holders; 6) there can be no assurance that the laws of the State of New York in effect as at the date of this prospectus supplement will not be modified; 7) legal investment considerations may restrict certain investments; 8) fluctuations in interest rates of the currency in which the notes are denominated may affect the value of the notes; 9) risks associated with a foreign currency; 10) market perceptions concerning the instability of the euro, the potential re-introduction of individual currencies within the Eurozone or the potential dissolution of the euro entirely could adversely affect the value of the notes; and 11) a holder of a principal amount of notes less than €100,000 will be unable to transfer such stub amount.

Risks associated with the Republic generally include: 1) the Republic is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it; 2) there can be no assurance that the Republic’s credit ratings will not change; 3) risks associated with political and economic environment; 4) risks associated with significant seismic events; 5) volatile international markets and events may have a negative effect on the Turkish economy; 6) potential refinancing risk; 7) potential inflation risk; 8) risks associated with the Republic’s current account deficit; 9) risks associated with the foreign exchange rate of the Republic’s currency; 10) risks associated with delays or other adverse developments in the Republic’s accession to the European Union may have a negative impact on the Republic’s economic performance and credit ratings; 11) risks associated with pending arbitration proceedings; 12) risks associated with external shocks; 13) risks associated with recent federal court decisions in New York relating to ranking provisions; and 14) risks associated with the adverse effects of the novel coronavirus (COVID-19) on the Republic’s economy.

These risk factors are described in the section entitled “Risk Factors” of this prospectus supplement.

Exchange Rate Agent	Citibank, N.A., London Branch

Fiscal Agency Agreement	The notes will be issued pursuant to the Fiscal Agency Agreement.

Taxation	For a discussion of material United States federal income and Turkish tax consequences associated with the notes, see “Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the U.S. federal, U.S. state, U.S. local, non-U.S. and any other tax consequences to them of the purchase, ownership and disposition of the notes.

Governing Law	The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Republic of Turkey.

Clearing Reference Numbers	ISIN No. XS2361950527

Common Code 236185052

RISK FACTORS

You should read this entire prospectus supplement and the accompanying prospectus carefully. Words and expressions used in this section but not defined herein shall have the same meanings assigned to them elsewhere in this prospectus supplement and the accompanying prospectus. Investing in the notes involves certain risks. In addition, the purchase of the notes may involve substantial risks and be suitable only for investors who have the knowledge and experience in financial and business matters to enable them to evaluate the risks and merits of an investment in the notes. You should make your own inquiries as you deem necessary without relying on the Republic or any underwriter and should consult with your financial, tax, legal, accounting and other advisers, prior to deciding whether to make an investment in the notes. You should consider, among other things, the following:

Risks Relating to the Notes

The trading market for the notes may be volatile and may be adversely impacted by many events.

The market for the notes is expected to be influenced by economic, political, social and market conditions and, to varying degrees, interest rates, currency exchange rates and inflation rates in the United States and Europe and other countries. There can be no assurance that events in Turkey, the United States, Europe or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the notes, or that economic, political, social and market conditions will not have any other adverse effect.

There may be no active trading market for the notes and limited liquidity for noteholders.

There can be no assurance that an active trading market for the notes will develop, or, if one does develop, that it will be maintained. If an active trading market for the notes does not develop or is not maintained, the market or trading price and liquidity of the notes may be adversely affected. If the notes are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and the financial condition of the Republic. Although an application will be made to list on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange, there is no assurance that such application will be accepted or that an active trading market will develop.

The notes may not be a suitable investment for all investors.

You must determine the suitability of investment in the notes in the light of your own circumstances. In particular, you should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the information contained in this prospectus supplement and of the notes and the merits and risks of investing in the notes;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of your particular financial situation, an investment in the notes and the impact the notes will have on your overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the notes, including where the currency for principal or interest payments is different from your currency;

(iv) understand thoroughly the terms of the notes and be familiar with the behavior of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect your investment and your ability to bear the applicable risks.

The notes are unsecured.

The notes constitute unsecured obligations of the Republic.

The notes contain provisions that permit the Republic to amend the payment terms without the consent of all holders.

The notes contain provisions regarding acceleration and voting on amendments, modifications, changes, consents and waivers, which are commonly referred to as “collective action clauses”. Under these provisions, certain key provisions of the notes may be amended, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes. See “Description of the Notes — Default; Acceleration of Maturity” and “— Amendments and Waivers” in this prospectus supplement and “Debt Securities — Collective Action Securities Issued On or After January 1, 2015” in the accompanying prospectus.

There can be no assurance that the laws of the State of New York in effect as at the date of this prospectus supplement will not be modified.

The conditions of the notes are based on the laws of the State of New York in effect as at the date of this prospectus supplement. No assurance can be given as to the impact of any possible judicial decision or change to New York law or administrative practice after the date of this prospectus supplement.

Legal investment considerations may restrict certain investments.

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Prospective investors should consult their legal advisers to determine whether and to what extent: (1) the notes are legal investments for such prospective investors; (2) the notes can be used as collateral for various types of borrowing; and (3) other restrictions apply to their purchase or pledge of any notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of notes under any applicable risk based capital or similar rules.

Fluctuations in interest rates of the currency in which the notes are denominated may affect the market value of the notes.

Investors in the notes should be aware that an investment in the notes may involve an interest rate risk insofar as there may be fluctuations in the interest rates of the currency of denomination of the notes. Fluctuations in interest rates of the currency in which the notes are denominated may affect the market value of the notes. Such fluctuations might have a materially adverse impact both on the liquidity of an investment in the notes and on the performance of an investment in the notes.

The notes are subject to foreign currency exchange risks.

An investment in a security denominated in a currency other than the currency of the country in which a holder of notes is resident or the currency in which the holder conducts its business or activities may present currency-related risks not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the euro and the possibility of the imposition or modification of foreign exchange controls with respect to the euro and the home currency, and depend on events over which the Republic has no control, such as economic and political events and the supply and demand for the euro and the home currency.

Changes in foreign currency exchange rates between two currencies result from the interaction over time of many factors directly or indirectly affecting economic and political conditions in the countries issuing such currencies, and economic and political developments globally. Foreign currency exchange rates may be affected by, among other factors, existing and expected rates of inflation, existing and expected interest rate levels, the balance of payments between countries and the extent of governmental surpluses or deficits in various countries. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries important to international trade and finance. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the notes.

Depreciation of the euro against the relevant home currency could result in a decrease in the effective yield of a particular security below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

The European Union or one or more of its member states may, in the future, impose exchange controls and modify any exchange controls imposed, which controls could affect exchange rates as well as the availability of euro at the time of payment of principal of or any interest on the notes.

This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisors as to the risks involved in an investment in the notes.

Principal and interest on the notes will be payable by the Republic, or its designee, to the fiscal agent in euro.

Economic disruption in Europe and volatility in the value of the euro could have an adverse effect on the value of the notes.

The value of the notes is affected by current global economic conditions, including regional and international rates of economic growth. Developments in the global economy, including the British exit from the European Union, have led to increased market volatility and decreased consumer confidence in the United Kingdom and the European Union. The potential impact of these developments on the value of the notes is uncertain.

As a result of the sovereign debt crisis in Europe, there was significant price volatility in the secondary market for sovereign debt of European and other nations at the beginning of the last decade. If such price volatility resumes, it could lead to a decline in the recoverability and value of the notes. Europe has appeared to begin recovering from that sovereign debt crisis, with some Eurozone countries experiencing moderate growth, yet it continues to face uncertainty. Continued sluggish economic growth or negative growth in the European Union could adversely affect the value of the notes.

These and other concerns could potentially lead to the re-introduction of individual currencies in one or more member countries of the Eurozone. If one or more member countries abandon the euro, the value of the euro could fluctuate drastically. Should the euro dissolve entirely, the legal and contractual consequences for holders of obligations denominated in euro would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of the notes.

A holder of a principal amount of notes of less than €100,000 will be unable to transfer such stub amount.

The notes are issued and may be transferred only in principal amounts of €100,000 and integral multiples of €1,000 in excess thereof. As a result, it is possible that the notes may be traded in amounts in excess of €100,000 that are not integral multiples of €100,000 and a holder may hold a principal amount of notes of less than the minimum €100,000. The holder of a stub amount of notes of less than €100,000 will be unable to transfer such stub amount so long as the notes are held in Euroclear or Clearstream Banking Luxembourg and may not receive a definitive note in respect of such holding should notes be issued in certificated form.

Risks Relating to the Republic

The novel coronavirus (COVID-19) has had an adverse effect on the Republic’s economy.

The outbreak of COVID-19 is currently having an indeterminable adverse impact on the world economy. COVID-19 was reportedly first detected in Wuhan, Hubei Province, China, and first reported to the World Health Organization (“WHO”) country office in China on December 31, 2019. On January 30, 2020, the WHO declared COVID-19 a public health emergency of international concern and on March 11, 2020, declared the outbreak a pandemic. COVID-19 has begun to have numerous worldwide effects on general commercial activity.

The long-term effects to the global economy and the Turkish economy of epidemics and other public health crises, such as the on-going COVID-19 outbreak, are difficult to assess or predict, and may include risks to Turkish citizens’ health and safety, as well as reduced economic activity, which in turn could result in decreased revenue for the Turkish government and increased expenditures. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, the Republic cannot predict the evolution of the disease in Turkey, nor any additional restrictions that might need to be imposed. However, COVID-19 is expected to have a significant adverse effect on the world economy, which may in turn negatively affect the Republic’s economy due to, among other things, decreased demand for its exports.

Accordingly, since March 2020 the Turkish government has implemented a series of protective measures designed to address the COVID-19 outbreak. See “Recent Developments and Summary — General — COVID-19”. The measures implemented so far have resulted in a significant slowdown in economic activity that adversely affected economic growth in 2020 and may affect the economic growth in 2021, to a degree that the Republic cannot quantify as of the date hereof. Any prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health development in Turkey may have a longer lasting material and adverse effect on Turkey’s economy. While the economic cost of COVID-19 is difficult to quantify or predict, it may adversely affect Republic’s otherwise expected GDP growth and fiscal deficit in 2021, which may lead to a deterioration in financial conditions. In order to accelerate the normalization in daily life and to enhance the level of openness of the economy, the vaccination process is being carried out throughout the country. The Turkish Government has made deals with the relevant international parties on purchasing the COVID-19 vaccines. There is also a domestic effort to develop a COVID-19 vaccine. Any delay or failure in the vaccination supply from the outside world may negatively affect the normalization of the economy during the post-COVID-19 period.

The Republic is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

The Republic is a sovereign state. Consequently, the ability of noteholders to sue the Republic may be limited.

The Republic has not consented to service or waived sovereign immunity with respect to actions brought against it under United States federal securities laws or any State securities laws or the securities laws of any other jurisdiction. In the absence of a waiver of immunity by the Republic with respect to these actions, it would not be possible to obtain judgment in such an action brought against the Republic in a court in the United States unless the court were to determine that the Republic is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action. Further, even if a United States judgment could be obtained in such an action, it may not be possible to enforce in the Republic a judgment based on such a United States judgment. Execution upon property of the Republic located in the United States to enforce a United States judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

The courts of Turkey will not enforce a judgment obtained in a court established in a country other than Turkey unless:

•	There is in effect a treaty between such country and Turkey providing for reciprocal enforcement of court judgments;

•	There is de facto reciprocity in such country of judgments rendered by Turkish courts; or

•	There is a provision in the laws of such country that provides for the enforcement of judgments of the Turkish courts.

There is no treaty between the United States and Turkey providing for reciprocal enforcement of judgments. There is no de facto reciprocity between the United States and Turkey. Moreover, there is uncertainty as to the ability of an investor to bring an original action in Turkey based on U.S. federal or non Turkish securities laws.

Turkish courts have rendered at least one judgment in the past confirming de facto reciprocity between the courts of New York State and Turkey. However, since de facto reciprocity is decided by the relevant court on a case by case basis, there is uncertainty as to the enforceability of court judgments obtained in the United States or the United Kingdom by Turkish courts.

In addition, the Turkish courts will not enforce any judgment obtained in a court established in a country other than Turkey if:

•	the defendant was not duly summoned or represented;

•	the defendant’s fundamental procedural rights were not observed and the defendant brings an objection before the Turkish court against the request for enforcement on either of these grounds;

•	the judgment in question was rendered with respect to a matter within the exclusive jurisdiction of the Turkish courts;

•

the judgment is incompatible with a judgment of a Turkish court between the same parties and relating to the same issues or, as the case may be, with an earlier foreign judgment on the same issue and enforceable in Turkey;

•	the judgment is not of a civil nature;

•	the judgment is clearly against public policy rules of Turkey;

•	the court rendering the judgment did not have jurisdiction to render such judgment;

•	the judgment is not final and binding with no further recourse for appeal under the laws of the country where the judgment has been rendered; or

•

the judgment was rendered by a foreign court which treated itself as competent even though it had no actual relationship with the parties or the subject matter at hand and the defendant brings an objection before the Turkish court against the request for enforcement on this ground.

Furthermore, to be enforceable under the laws of Turkey, the choice of laws of a foreign jurisdiction or submission to the jurisdiction of the courts of such a foreign jurisdiction should indicate the competent courts with sufficient precision. Therefore, lack of precision while determining the competent court of a foreign jurisdiction may render the choice of foreign court unenforceable. Also, Turkish law enables the parties’ ability to choose the law applicable to claims relating to tort and/or unjust enrichment only after the commitment or occurrence of the relevant tortious act or the relevant unjust enrichment.

As a result, it may not be possible to:

•	effect service of process outside Turkey upon any of the directors and official officers named in this prospectus; or

•	enforce, in Turkey, court judgments obtained in courts of jurisdictions other than Turkey against the Republic or any of the directors and official officers named in this prospectus in any action.

There can be no assurance that the Republic’s credit ratings will not change.

Long-term foreign currency debt of the Republic of Turkey is currently rated sub-investment grade by four nationally recognized statistical rating organizations, Fitch Ratings Limited (“Fitch”), S & P Global Ratings Europe Limited (“Standard & Poor’s”), Moody’s Investors Service Inc. (“Moody’s”) and Japan Credit Rating Agency, Ltd. (“Japan Credit Rating”).

On July 13, 2018, Fitch downgraded Turkey’s long-term foreign currency issuer default rating and senior unsecured foreign currency bond rating and assigned a negative outlook. Fitch indicated that downside risks to macroeconomic stability have intensified due to the widening in the current account deficit, a more challenging global external financing environment and the jump in inflation and the impact of the plunge in the exchange rate on the private sector. In addition, Fitch stated that economic policy credibility has deteriorated in recent months and initial policy actions following elections in June have heightened uncertainty. Fitch indicated that the following factors, individually or collectively, could lead to a downgrade: (1) a sudden stop to capital inflows or hard landing of the economy, particularly if it heightens stresses in the corporate or banking sectors; (2) failure to rebalance the economy and implement reforms that provide a path to addressing structural deficiencies and reducing inflation and external vulnerabilities; (3) a marked increase in the government debt/GDP ratio to a level closer to the peer median; and (4) a serious deterioration in the political or security situation. On November 1, 2019, Fitch revised Turkey’s outlook from “negative” to “stable” and affirmed its “BB-” rating. Fitch stated that Turkey has continued to make progress in rebalancing and stabilizing its economy, leading to an easing in downside risks since Fitch’s previous review in July 2019. On February 21, 2020, Fitch affirmed Turkey’s current rating and outlook. On August 21, 2020, Fitch affirmed Turkey’s current rating but revised its outlook to “negative” from “stable”. On February 19, 2021, Fitch affirmed Turkey’s current rating at “BB-” and revised its outlook to “stable” from “negative”

On August 17, 2018, Standard & Poor’s lowered Turkey’s foreign currency and local currency long term credit ratings and assigned a stable outlook. Standard & Poor’s stated that the downgrade reflects its expectations that the extreme volatility of the Turkish Lira and the resulting projected sharp balance of payments adjustment will undermine Turkey’s economy. Standard & Poor’s also noted that the weakening of the Lira is putting pressure on the indebted corporate sector and has considerably increased the funding risk for Turkey’s banks. Standard & Poor’s indicated that it could lower the Republic’s credit ratings if (1) it sees an increasing likelihood of a systemic banking crisis with the potential to undermine the country’s fiscal position or (2) Turkey’s economic growth turned out to be materially weaker than currently projected, with a deeper recession taking place over the four-year forecast horizon. On May 6, 2020, on July 24, 2020, on January 22, 2021, and on May 28, 2021 Standard & Poor’s kept Turkey’s credit rating and outlook unchanged.

On June 14, 2019, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings and assigned a negative outlook. According to Moody’s, its credit view of Turkey balances the large, diversified economy and still-moderate levels of government indebtedness against heightened external vulnerabilities and a continued erosion of institutional strength and policy effectiveness. Moody’s indicated that economic policy uncertainty persists despite the tighter fiscal and monetary policies in place since September 2018. Moody’s underlined that external refinancing requirements remain high and costly and the risk of a balance of payments crisis continues to rise. On September 11, 2020, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings and affirmed its “negative” outlook. Moody’s stated that the three key drivers for the downgrade were as follows: (i) Turkey’s external vulnerabilities are increasingly likely to crystallize in a balance of payments crisis; (ii) as the risks to Turkey’s credit profile increase, the country’s institutions appear to be unwilling or unable to effectively address these challenges; and (iii) Turkey’s fiscal buffers, which have been a source of credit strength for many years, are eroding. On December 4, 2020 and on June 4, 2021, Moody’s kept Turkey’s credit rating and outlookunchanged. The next announced date of Moody’s for its solicited and unsolicited review of credit rating actions with respect to Turkey was scheduled for December 3, 2021..

On April 10, 2020, Japan Credit Rating lowered Turkey’s long-term issuer and senior unsecured debt ratings to sub-investment grade and assigned a negative outlook. Japan Credit Rating stated that the outlook for the Syrian situation and for the Coronavirus disease 2019 (“COVID-19”) remained highly uncertain, and the downward pressure on the Turkish Lira was likely to lead to further decline in Turkey’s foreign exchange reserves and would put further pressure on external financing by the private sector if the problems related to Syria and COVID-19 became serious and prolonged. Japan Credit Rating indicated that further fiscal stimulus might be required to prevent economic bottoms, and the general government debt, which stood at 33% of GDP at the end of 2019, was likely to increase significantly in the future. On May 31, 2021, Japan Credit Rating downgraded Turkey’s long-term issuer and senior unsecured debt ratings from BB+ to BB and assigned a stable outlook.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in an applicable credit rating could adversely affect the trading price for the notes and have the potential to affect the Republic’s cost of funds in the international capital markets and the liquidity of and demand for the Republic’s debt securities. Any adverse change in outlook or credit watch by Standard & Poor’s, Fitch, Moody’s or Japan Credit Rating could have similar adverse effects. The Republic’s current long-term debt ratings consist of sub-investment grade ratings from Standard & Poor’s, Moody’s, Fitch, and Japan Credit Rating. These ratings indicate that the notes are regarded as having significant speculative characteristics, and that there are major ongoing uncertainties or exposure to financial or economic conditions which could compromise the Republic’s capacity to meet its financial commitment on the notes.

Risks associated with political and economic environment.

The Republic has from time to time experienced volatile political, economic and social conditions, including two financial crises in 1994 and 2000/2001 and a failed coup d’état attempt in July 2016. The Republic’s economy was also impacted by the 2008-2009 global financial crisis. If similar conditions recur or if the current global economic slowdown persists or worsens, this may adversely affect the Republic’s economy and financial condition.

The Republic had been a parliamentary democracy since its formation in 1923, during which the Republic had sixty-six governments, until the launch of the new executive presidential system in 2018. Political disagreements frequently resulted in early elections. On May 24, 2016, the new Prime Minister, Binali Yıldırım, formed the 65th government of the Republic. On July 19, 2017, Prime Minister Binali Yıldırım announced a Cabinet reshuffle, forming the 66th government of the Republic.

Following the November 2015 elections, the Government started negotiations to replace the existing constitution, which had been enacted after the military coup of 1980. On December 10, 2016, a new constitutional reform package was submitted to the Parliament by the AKP ruling party and the MHP opposition party. The constitutional reform package included the creation of vice-presidents and the abolition of the office of prime minister, granting new executive powers to the president (such as the ability to appoint and dismiss ministers, vice presidents, high level diplomats and public officers), lowering the age of candidacy for parliament from 25 to 18, and increasing the number of parliamentarians from 550 to 600. On December 30, 2016, the constitutional reform package was approved by the Constitutional Committee. On January 20, 2017, the constitutional reform package was approved by Parliament, and on February 10, 2017, the constitutional reform package was approved by the President. The constitutional reform package was approved in the public referendum held on April 16, 2017. According to the official results announced by the Supreme Election Council on April 27, 2017, the turnout rate was 85.43%. Supporters of the package had 51.41% of the votes cast and opponents had 48.59% of the votes cast. The package of constitutional amendments allowed the winner of the presidential election to assume full control of the government and transform the parliamentary system into an executive presidential system. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the new constitution were held on June 24, 2018. Both presidential and parliamentary elections will be held every five-years on the same date.

On June 24, 2018, the general and presidential elections were held to elect the first president and deputies, marking the beginning of the transition towards an executive presidential system. According to the official results announced by the Supreme Election Council on July 4, 2018, President Recep Tayyip Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. The AKP garnered 42.56% of the votes, the Republican People’s Party (“CHP”), 22.65%, the Nationalist Movement Party (“MHP”), 11.10%, the Peoples’ Democratic Party (“HDP”), 11.70% and the Good Party (“IYI”), 9.96%. Other parties and independent candidates received 2.03% of votes. After the elections, a series of decrees were issued, aiming to integrate the contents of a new governmental system into the existing legislation. As a step towards this transition into the new system, Statutory Decree No. 703, published on July 9, 2018, abolished some laws on the organizations and functions of some ministries and institutions. This decree also merged some ministries. On the same day, in accordance with the new governmental structure, President Erdoğan announced the new government. For additional information, see “Recent Developments and Summary — Political Conditions”.

The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority three times between 1959 and 2015 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.

In September 2016, the Turkish government announced a reconstruction program and an investment incentives package for the country’s eastern and southeastern regions. On July 15, 2016, a coup d’état was attempted in Turkey against state institutions, including, but not limited to the Government by a faction within the army that is linked to the terrorist group called Fethullah Terrorist Organization (“FETÖ”). The coup plotters attempted to overthrow the Government by seizing control of several key institutions and buildings in Ankara, Istanbul, and elsewhere, but failed to do so as there was strong public opposition. During the coup attempt, around 250 people were killed and more than 2,200 were injured while many government buildings, including the Turkish Parliament and the Presidential Palace, were damaged. On July 21, 2016, the Parliament approved the declaration of a three-month state of emergency, under Article 120 of the Constitution, in order to enable the authorities to take action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights pursuant to Article 15 of the Convention. On August 7, 2016, several million people gathered in Istanbul for an anti-coup rally organized by the Turkish authorities. The President, Prime Minister and the two leaders of the opposition parties participated in the anti-coup rally. On each of October 3, 2016, January 3, 2017, April 18, 2017, July 17, 2017, October 17, 2017, January 18, 2018, and April 18, 2018, the Parliament approved an extension of the state of emergency, declared after the country’s failed military coup, by a further three months. The state of emergency has not been extended beyond July 18, 2018.

Turkish authorities are continuing to search for coup participants and others with alleged links to the FETÖ, and may detain, arrest, prosecute, fire or suspend more people. These actions have been the subject of criticism by the EU and others and may lead to strain in the Republic’s relationships with other countries, such as the tension with the United States associated with Turkish requests to extradite Fethullah Gülen.

Any further negative changes in the political environment of the Republic may affect the stability of the Turkish economy or its institutions. In addition, any instability in the Turkish economy and financial system may adversely affect the Republic’s credit quality. Turkey’s gross domestic product recorded two consecutive quarters (quarter over quarter) of slowing economic growth in 2018. The Turkish economy contracted 2.7% year-on-year in the fourth quarter of 2018, after growing by 2.5% in the third quarter (from 7.5% in the first quarter and 5.8% in the second quarter), according to the Turkish Statistical Institute. While GDP in the first and second quarters of 2019 decreased by 2.6% and 1.7%, respectively; it increased by 1.0% and 6.4% in the third and fourth quarters, against the same periods in the previous year. In 2020, GDP increased by 4.5% in the first quarter, decreased by 10.3% in the second quarter, increased by 6.3% in the third quarter and increased by 5.9% in the fourth quarter compared to the same periods in 2019. In 2020, GDP increased by 1.8% compared to the previous year. In the first quarter of 2021, GDP increased by 7.0% compared with the same quarter of the previous year.

The failure of the Turkish Government to implement its proposed economic and financial policies, including those set forth in the Republic’s Economic Reform Agenda and the 2021-2023 New Economy Program (see “Recent Developments and Summary” for further information), may also adversely affect the Turkish economy and the Republic’s credit quality.

Risks associated with significant seismic events.

A significant portion of the Republic’s population and most of its economic resources are located in a first degree earthquake risk zone and the Republic has experienced a large number of earthquakes in recent years, some quite significant in magnitude. On September 26, 2019, an earthquake with a magnitude of 5.8 occurred in the Sea of Marmara, damaging a few buildings in Istanbul. On January 24, 2020, an earthquake with a magnitude of 6.8 occurred in Elazig, causing the deaths of 41 people and injuring 1,607 people. On October 30, 2020, an earthquake with a magnitude of 6.6 occurred in Izmir, causing the deaths of 114 people and injuring 1,035 people. In the event of future earthquakes, effects from the direct impact of such events could have a material adverse effect on the Republic’s economy.

Volatile international markets and events may have a negative effect on the Turkish economy.

As a result of economic instability in many developed and emerging markets, the international financial markets have experienced a significant amount of volatility and many financial market indices have declined significantly. The potential impact of such volatility on the Turkish market and on securities issued by the Republic, including the notes, is uncertain.

The Republic is located in a region which has been subject to ongoing political and security concerns, especially in recent years. These concerns in certain neighboring countries, such as Iran, Iraq, Georgia, Armenia and Syria, have been one of the potential risks associated with investment in securities issued by the Republic. Further, since December 2010, political instability has increased markedly in a number of countries in the Middle East and North Africa, such as Libya, Tunisia, Egypt, Syria, Jordan, Bahrain and Yemen.

As a result of the anti-government uprising in Syria, more than three million Syrian refugees have fled to the Republic and more can be expected to cross the Turkish-Syrian border if the unrest in Syria continues or escalates. The ongoing conflict in Syria has been the subject of significant international attention and its impact and resolution is difficult to predict. Any continuation or escalation of political instability or international military intervention in Syria and/or a more aggressive stance by Assad’s allies, Russia, Iran, and/or China against Turkey and opposition supporters may act as a destabilizing factor for Turkey. The high number of refugees within Turkey’s borders and foreign intelligence agents infiltrating both refugee camps and local communities remain current threats. For additional information, see “Recent Developments and Summary — Foreign Policy and International Relations”. Unrest in other countries may affect the Republic’s relationships with its neighbors, have political implications in the Republic or otherwise have a negative impact on the Republic’s economy.

Terrorist incidents (especially in 2015 and 2016) have contributed to a significant reduction in levels of tourism and tourism receipts in 2016, which led to a decrease in GDP in the third quarter of 2016. However, the GDP increased in the fourth quarter of 2016 and in 2017, as well as the first three quarters of 2018. Tourism revenue also recovered to a certain extent in 2017, 2018 and 2019. If additional attacks occur in the future, the

Republic’s capital markets, levels of tourism in the Republic and foreign investment in the Republic, among other things, may suffer, or may suffer further.

There has been a visible decrease in the number of foreign visitors visiting the Republic since March 2020, due to the COVID-19 pandemic.

On January 20, 2018, Turkey launched “Operation Olive Branch”, a military operation to neutralize terrorist elements in Syria’s northern Afrin district along the Turkish-Syrian border. “Operation Olive Branch” aims to clear the region of armed forces aligned with the Kurdistan Workers’ Party (“PKK”), including the Democratic Union Party (“PYD”) and People’s Protection Units (“YPG”), that control the territory and who threaten the Republic’s national security and civilians in the region. According to statements released by the Turkish Presidency and the Turkish Armed Forces, Operation Olive Branch is based on the Republic’s right to self-defense under international law, as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) and has been carried out with full respect of Syria’s territorial integrity. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, facilitating the return of internally displaced persons (“IDPs”) and refugees originally from Afrin) based on the principle of “local ownership.” On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, launched “Operation Peace Spring” against the PKK/YPG and DAESH terrorists in northern Syria. Turkey has paused Operation Peace Spring after the agreement reached with the U.S. on October 17, 2019. On October 22, 2019, Turkey and Russia agreed on a memorandum of understanding in terms of combatting terror, ensuring Syria’s territorial integrity and political unity, and facilitating the return of refugees. For additional information, see “Recent Developments and Summary — Foreign Policy and International Relations”.

The continuation of the conflict in Syria and/or its further deterioration could have a material negative impact on the Turkish economy. Regional conflicts, terrorist attacks and the threat of future terrorism have had and could continue to have a material adverse effect on Turkey’s capital markets, the level of tourism, foreign investment, exports and other elements of the Turkish economy. The escalation of political instability in the Middle East could also be a destabilizing factor for Turkey and the region as a whole. The Republic’s drilling activities in the Eastern Mediterranean may lead to political reactions from the littoral states and other international bodies, such as the European Union, and adversely affect the Republic’s economic and financial indicators. In addition,any further possible regional issue to be emerged in the future may adversely affect the Republic’s economy if such issues lead to any conflict between the Republic and any relevant regional and international parties. Any further possible major conflicts to be emerged in the relations of the Republic with other countries, may also negatively affect the economic and financial indications. For additional information, see “Recent Developments and Summary — Foreign Policy and International Relations”.

The above circumstances could have a material adverse effect on the Turkish economy.

Potential refinancing risk.

The Republic has sizeable amounts of domestic and international debt and its domestic debt has a relatively short maturity structure. Central government gross domestic debt stock was approximately TL 1,133.31 billion and central government gross external debt stock was approximately U.S.$101.348 billion as of the end of May 2021.

In addition, on December 8, 2016, the Government announced plans to establish a credit guarantee fund (the “Credit Guarantee Fund”), a joint-stock company founded by Cabinet decree authorized to provide guarantees for small and medium sized enterprises that will provide guarantees that could create up to TL 25 billion in contingent liabilities for loans of up to TL 250 billion. On January 22, 2018, the Government announced a loan guarantee package to the Credit Guarantee Fund scheme worth TL 55 billion (consisting of the remaining TL 50 billion from last year’s scheme and TL 5 billion from returns). Under the new scheme, TL 25 billion of the total amount is strictly channeled towards industrial companies and TL 15 billion towards exporters. Special guarantee limits have been reserved for agricultural enterprises and female entrepreneurs. On May 18, 2018, the Government introduced another loan guarantee package in the Credit Guarantee Fund scheme worth TL 35 billion. On June 12, 2019, the Government introduced another loan guarantee package in the Credit Guarantee Fund scheme of TL 25 billion. On March 30, 2020, the total size of the Credit Guarantee Fund scheme was increased from TL 250 billion to TL 500 billion and the guarantee limit was increased from TL 25 billion to TL 50 billion. On December 8, 2020 the Credit Guarantee Fund announced that it had partnered with the European Investment Fund to launch a guarantee payment program worth TL 6 billion. The funds from this program are intended to aid cash strapped businesses during the pandemic.

Any deterioration in financing conditions as a result of market, economic or political factors, which may be outside the Republic’s control, may jeopardize the debt dynamics of the Republic.

Potential inflation risk.

The Republic has experienced, and continues to experience, substantial inflationary pressures, which presents serious challenges to the Turkish economy. The Republic’s PPI and CPI for the December 2015 — December 2016 period were 9.94% and 8.53%, respectively, for the December 2016 — December 2017 period were 15.47% and 11.92%, respectively, for the December 2017 — December 2018 period were 33.64% and 20.30%, respectively, for the December 2018 — December 2019 period were 7.36% and 11.84%, respectively, and for the December 2019 — December 2020 period were 25.15% and 14.60%, respectively.

On April 29, 2021, the Central Bank released its April 2021 Inflation Report and revised its inflation forecast for 2021 and 2022 as 12.2% and 7.5%, respectively. In this report, the CBRT stated that the given inflation forecasts were based on the assumption that there would be no further negative shocks to global growth and the external demand outlook due to the pandemic, and no additional deterioration would be observed in the global risk appetite.

In a statement released after the most recent Monetary Policy Committee meeting on May 6, 2021, the CBRT stated that the demand and cost factors, supply constraints in some sectors and high levels of inflation expectations continued to pose risks to the pricing behavior and inflation outlook.

There can be no assurance that inflation will not increase further in the future. In particular, strong domestic demand and/or an increase in global or regional economic activity that influences the prices of oil and other commodities and external demand could cause an increase in inflation. Increases in unprocessed food prices and adjustments in tobacco prices, which have contributed to recent increases in inflation, may increase inflation again in the future. Increases in employment and wage developments, as well as adjustments to administered prices and taxes, could also contribute to increases in inflation. In addition, the exchange rate pass-through effect has had, and in the future may have, a negative impact on the price of imports, contributing to inflation. A significant increase in inflation may cause the Republic to take action that could inhibit the Republic’s economic growth.. In addition, inflation can result in greater market volatility by causing economic uncertainties and reduced consumption, GDP growth and consumer confidence. Inflation measures to combat inflation and speculation about possible additional actions to combat inflation may lead to economic uncertainty. Any of these factors could adversely impact the Republic and its economy.

Risks associated with the Republic’s current account deficit.

In 2016, the Republic’s current account deficit (“CAD”) was U.S.$27.0 billion (3.1% of GDP). In 2017, the CAD increased to U.S.$40.8 billion (4.8% of GDP). In 2018, the CAD was approximately U.S.$21.7 billion (2.7% of GDP). In 2019, the current account balance posted a U.S.$6.8 billion surplus (0.9% of GDP). In 2020, the CAD was U.S.$37.3 billion. From January through April 2021, the CAD was U.S. $9.576 billion.

Financing CAD might be difficult in the event of a global liquidity crisis and/or declining interest of foreign investors in Turkey. A widening CAD may result in an increase in the levels of borrowing by the Republic, a decline in the Central Bank’s reserves to finance the CAD and/or depreciation of the Turkish Lira. A widening CAD may also affect the capacity of the Republic’s economy to generate foreign currency assets sufficient to cover liabilities arising from external debt. Any of these events could have a material adverse effect on the financial and economic condition of the Republic.

Risks associated with the foreign exchange rate of the Republic’s currency.

The depreciation of the Turkish Lira against the U.S. Dollar or other major currencies might adversely affect the financial condition of the Republic, such as through potential unhedged foreign currency positions of Turkish banks and the deterioration of bank asset quality.

The Turkish corporate sector may also be susceptible to additional foreign exchange risk because a large volume of corporate loans is denominated in foreign currencies, resulting in additional risk if the Turkish Lira depreciates. Turkish corporate borrowers may not have sufficient foreign currency reserves or adequate hedging, particularly if Turkish Lira depreciation is compounded by macroeconomic factors that particularly impact certain sectors or clients (such as the potential combined impact of Turkish Lira depreciation and global oil price reductions in the energy sector).

An exchange rate shock could have negative implications for the Turkish banking sector, the main lenders of corporate debt, as well as the credit quality of Turkish corporate entities. Accordingly, the Republic’s economy faces risks associated with the refinancing of private sector external debt, which constituted 56.8% of the Republic’s gross external debt as of the fourth quarter of 2020, which risks are exacerbated by Turkish Lira depreciation. See “Recent Developments and Summary — Debt.”

In addition, depreciation of the Turkish Lira may increase the price of imported goods, which may increase the trade deficit and the CAD. Any significant depreciation of the Turkish Lira against the U.S. Dollar or other major currencies might also have a negative effect on the Republic’s ability to repay its debt denominated in currencies other than the Turkish Lira, including the amounts due under the notes. From time to time, the Turkish Lira may be subject to increased volatility. For example, on August 13, 2018, the Turkish Lira depreciated from TL 3.7652 per U.S. Dollar as at January 2, 2018 to TL 6.8798 per U.S. Dollar due to market volatility and tensions with the United States. For more information, see “Recent Developments and Summary — Foreign Policy and International Relations — United States.” In connection with the volatility of the Turkish Lira, on the same day, the Central Bank introduced Turkish Lira and foreign exchange liquidity management measures in order to support financial stability and sustain the effective functioning of markets. On September 13, 2018, the Central Bank decided to increase the policy rate from 17.75% to 24%. After the Central Bank’s decision, the Turkish Lira appreciated against the U.S. Dollar.

After a series of rate cuts in the second half of 2019 and in the first half of 2020, the Central Bank decided to increase the policy rate from 8.25% to 10.25% in September 2020, from 10.25% to 15% in November 2020, from 15% to 17% in December 2020 and from 17% to 19% in March 2021. Since March 2021, the CBRT’s policy rate has not been changed. As of June 28, 2021 the Central Bank’s policy rate was 19.00% and the exchange rate was TL 8.7219 per U.S. Dollar.

Risks associated with delays or other adverse developments in the Republic’s accession to the European Union may have a negative impact on the Republic’s economic performance and credit ratings.

The Republic commenced negotiations on its accession to the EU on October 3, 2005 and expects to join the EU at some point in the future. The EU decided in 2006 to suspend negotiations in eight out of 35 parts, or “chapters”, and not to “close” the other 27 chapters, of the Republic’s accession negotiations because of the Republic’s restrictions with respect to the Greek Cypriot Administration. Moreover, during the EU General

Affairs Council meeting of December 8, 2009, Greek Cypriots declared that “normalization” of relations is a precondition for progress in 6 chapters. As a result, 14 chapters have been blocked. Delays or other adverse developments in the Republic’s accession to the EU may have a negative effect on the Republic’s economic performance and credit ratings. On November 24, 2016, the European Parliament passed a non-binding resolution to suspend talks with Turkey. The EU Foreign Ministers rejected the call by the European Parliament to freeze the accession process of Turkey on December 13, 2016.

On April 25, 2017, the Parliamentary Assembly of the Council of Europe decided to reopen a political monitoring process against Turkey. On March 13, 2019, the European Parliament again called EU governments and the European Commission, to suspend membership negotiations with Turkey. The European Parliament rejected floor amendments which sought to terminate or formally end the membership negotiation process instead advocating for its suspension. On March 15, 2019, the 54th Meeting of the Turkey-EU Association Council, the highest decision making body established by the Ankara Agreement, was held in Brussels after an interval of almost four years.

On May 19, 2021, European Parliament adopted 2019-2020 report on Turkey. The report recommended the suspension of accession negotiations with Turkey.

The Republic’s accession depends on a number of economic and political factors relating to both the Republic and the EU. Although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome and timing of which cannot be guaranteed.

Certain pending arbitration proceedings could have an adverse effect on the Republic.

Several claimants have filed claims against the Republic ranging in amounts from U.S.$750 million to U.S.$19 billion before the International Centre for the Settlement of Investment Disputes or under the United Nations Commission on International Trade Arbitration Rules alleging either that: (a) they have been harmed because the takeover of banks by the Savings Deposit Insurance Fund indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation; or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain.

The Republic’s economy remains vulnerable to external shocks, such as those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have an adverse effect on the Republic’s economic growth and its ability to service its public debt.

Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. Foreign direct equity investments in the Republic, in particular, are vulnerable to changes in investor appetite due to political uncertainty and the overall retrenchment from emerging markets.

The Republic’s economy also remains vulnerable to external shocks, including turmoil in the markets for sovereign and other debt, foreign currencies and equities. If there is a significant decline in the economic growth of any of the Republic’s major trading partners, such as the European Union, or any euro area member experiences difficulties issuing securities in the sovereign debt market or servicing existing debt or ceases to use the euro as its national currency, it could have a material adverse impact on the Republic’s balance of trade and adversely affect the Republic’s economic growth. The European Union, particularly Germany, is the Republic’s largest export market. A decline in demand for imports from any member of the European Union could have a material adverse effect on Turkish exports and the Republic’s economic growth. Furthermore, the Republic’s economy is vulnerable to external events that increase global risk aversion, which could include such events as U.S. Federal Reserve interest rate decisions.

Increases in U.S. or global interest rates may result in the reduction of external financing to Turkish banks and corporate entities, volatility in capital flows (including outflows), adverse fluctuations in currency markets, a suppression of demand and market volatility. A slowing or reversal of accommodative monetary policies in developed economies or other events may also cause capital outflows from emerging economies and generate a negative impact on emerging economies, such as Turkey. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, the Republic could be adversely affected by negative economic or financial developments in other countries, including emerging market countries. The Republic has been adversely affected by such contagion effects on a number of occasions, including following the two financial crises in 1994 and 2000/2001 and the recent global economic crisis. Possible volatility in the markets stemming from concerns over China’s economic growth may adversely affect economic growth in other emerging economies with close trade links with China. Although China is not a major trading partner of the Republic, no assurance can be given that these developments will not have a negative effect on the economic or financial conditions of the Republic. In addition, similar developments can be expected to affect the Turkish economy in the future.

There can be no assurance that any crises or external shocks such as those described above or similar events will not negatively affect investor confidence in emerging markets, the economies of the principal countries in Europe or the Republic. In addition, there can be no assurance that these events will not adversely affect the Republic’s economy and its ability to raise capital in the external debt markets in the future.

If the spread of COVID-19 is prolonged in the medium to long term, its adverse effect on the economies and financial markets of countries globally would continue to increase. The occurrence of this event could have an adverse effect on the Republic’s economy. For additional information, see “Recent Developments and Summary — General — COVID-19”.

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2019 on Form 18-K filed with the SEC on September 16, 2020, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2019, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2019.

GENERAL

The Republic’s GDP increased by 7.0% in the first quarter of 2021 compared with the first quarter of 2020. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency, which concluded on July 18, 2018. As of May 28, 2021, the State of Emergency Inquiry Commission, which was established in January 2017 pursuant to Decree 685 as a legal remedy, has received 126,674 appeals from those removed from public sector jobs by emergency decree, 115,130 of which have been reviewed and 11,544 of which remain pending. Overall, the State of Emergency Inquiry Commission has delivered 115,130 decisions (14,072 accepted and 101,058 rejected).

On November 26, 2020, at the trial of officers at the Akinci Airbase, which served as a headquarter for the failed 2016 attempt, the court handed aggravated life sentences to 310 defendants, 46 others were sentenced to life, while 70 others were acquitted. Other defendants in the case were handed lighter prison terms on charges of membership in a terrorist group.

On September 11, 2020, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings from B1 to B2 and affirmed its “negative” outlook. On December 21, 2020, Moody’s announced it would deliver rating reviews for Turkey on June 4, 2021, and December 3, 2021. On June 4, 2021, Moody’s kept Turkey’s credit rating and outlook unchanged.

On January 31, 2020, Standard & Poor’s affirmed Turkey’s sovereign ratings. On May 6, 2020 and on July 24, 2020, Standard & Poor’s affirmed Turkey’s long-term foreign currency sovereign credit rating at B+ and outlook at stable. On December 17, Standard & Poor’s announced it would deliver ratings reviews for Turkey 2021, January 22, 2021, May 28, 2021, and October 22, 2021. On January 22, 2021 and on May 28, 2021 Standard & Poor’s kept Turkey’s long-term foreign currency sovereign credit rating at B+ and outlook at stable.

On August 21, 2020, Fitch revised Turkey’s outlook from “stable” to “negative” and affirmed its “BB-” rating. On December 17, 2020, Fitch announced it would deliver ratings reviews for Turkey on February 19, 2021 and August 13, 2021. On February 19, 2021, Fitch revised Turkey’s outlook from “negative” to “stable” and affirmed its “BB-” rating.

COVID-19

The outbreak of Coronavirus disease 2019 (“COVID-19”) is currently having an indeterminable adverse impact on the world economy. COVID-19 was reportedly first detected in Wuhan, Hubei Province, China, and first reported to the World Health Organization (“WHO”) country office in China on December 31, 2019. On January 30, 2020, the WHO declared COVID-19 a public health emergency of international concern and on March 11, 2020, declared the outbreak a pandemic. COVID-19 has begun to have numerous worldwide effects on general commercial activity. Following the discovery of the first case of COVID-19 in Turkey, the Turkish government implemented various protective measures. On January 10, 2020, the Ministry of Health set up the COVID-19 Scientific Advisory Board. On February 29, 2020, all flights to and from China, Iran, Iraq, South Korea and Italy were suspended. On March 16, 2020, primary, secondary and high schools were closed and on March 23, 2020 remote education began. On March 19, 2020, football, volleyball, basketball and handball leagues were postponed. On March 22, 2020, Turkish citizens who are older than the age of 65 and suffering from chronic illnesses were restricted from leaving their homes. On March 27, 2020, all international flights were canceled. On March 28, 2020, it was announced that inter-city travel would be restricted and healthcare workers would be prevented from leaving their jobs, in an effort to fight COVID-19. On April 3, 2020, the Turkish government announced a curfew restricting members of the public under the age of 20 (born after January 1, 2000) from leaving their homes unless absolutely necessary. On the same day, the Turkish government also announced a 15-day ban on vehicles leaving or entering 31 provinces, including Istanbul — home to nearly one-fifth of Turkey’s population — as well as the urban centers of the capital Ankara, Izmir, Bursa and Adana.

General COVID-19 Measures Taken by the Ministry of Health

Taking into account the clinical signs and symptoms of COVID-19, the Republic of Turkey has carried out a diagnosis process with Polymerase Chain Reaction (“PCR”) tests. All secondary-level and tertiary-level hospitals in the country have been assigned to carry out diagnosis and treatment of COVID-19 patients and provincial pandemic boards were charged to manage the process. According to the statement given by the President Recep Tayyip Erdoğan on September 5, 2020, there are 40,000 intensive care beds in the Republic of Turkey. Within the aim of increasing the number of intensive care beds in the country during the pandemic, two intensive care hospitals, each with a capacity of 1,000 beds, were opened in Istanbul in May 2020.

As of July 2020, a total of 250 million medical masks, and more than 13 million N95 / FFP2 masks, which are important medical equipment in controlling the spread of COVID-19, have been purchased and distributed throughout the country.

Before the period when COVID-19 cases started to emerge in the Republic of Turkey, the Republic began purchasing drugs alleged to be effective in the treatment of the disease, and the Republic has continued to purchase such drugs. As of July 13, 2020, a total of 386,500 doses of hydroxychloroquine sulfates, and 60,000 doses of favipiravir have been purchased and distributed. In addition, 11,000 doses of favipiravir have been received as grants.

As of June 24, 2021, COVID-19 PCR tests are being carried out in 483 authorized diagnostic laboratories across the country. As of the same date, the number of daily tests was 223,385. As of June 24, 2021, a total of 59,444,650 tests have been carried out across the country. COVID-19 PCR tests are also carried out at certain airports, including Istanbul — IST and Istanbul — SAW among others, and certain border gates in the country.

The Ministry of Health has developed its own PCR kit. The third version of this diagnostic kit is currently in use. The development process of the diagnostic kit continues. As of July 2020, the Republic’s monthly kit production capacity was 5,000,000 kits. As of July 2020, 2,000,000 PCR kits, patented by the Ministry of Health, had been exported to other countries. The Ministry of Health has filed patent applications for the diagnostic kit with the World Health Organization (“WHO”) and the U.S. Food and Drug Administration (“FDA”).

The Turkish government supports the development of COVID-19 Enzyme-linked immunosorbent assay (“ELISA”) kits by the private sector and contributes to the development of domestic COVID-19 rapid antibody test kits. The Turkish government also supports research on the development of a COVID-19 vaccine.

On November 25, 2020 the Turkish Health Minister announced the signing of a contract to buy 50 million doses of COVID-19 vaccine from a Chinese biotech company, Sinovac. The first batch of Sinovac vaccines arrived in Turkey on December 30, 2020. Starting with healthcare workers, people over 65 and other frontline workers, Turkey began vaccinating its population on January 14, 2021. On April 2, 2021, Turkey also began administrating Pfizer/BioNTech COVID-19 vaccines. On April 28, 2021, Turkish Health Minister announced Turkey has signed a deal for 50 million doses of Russia’s COVID-19 vaccine, Sputnik V. On May 12, 2021, Sinovac’s CEO announced that the company has provided a production license to Turkey to manufacture the jabs. On May 20, 2021, Turkey finalized a deal to buy 60 million more doses of the Pfizer/BioNTech COVID-19 vaccine, with an option for an additional 30 million doses. As of June 29, 2021, the number of people who received the first dose is 33,770,704,138 across the country, 14,994,330 of whom also received the second dose.

General COVID-19 Measures Taken by the Ministry of Interior

Measures Taken by the Disaster and Emergency Management Authority

By command of the Ministry of Interior, the Disaster and Emergency Management Presidency (“AFAD”) was tasked with the coordination of quarantine facilities to accommodate Turkish citizens coming from abroad or other people who needed to be quarantined were to be accommodated. The following general duties were carried out in furtherance of coordinating such quarantine facilities:

•	The secretariat and guidance services were provided in coordination with the local authorities.

•	A broad range of disinfection and logistics services were carried out for the dormitories that were used for the two-week quarantine period.

•	The basic needs of the guests who stayed at dormitories were taken care of, except with respect to food.

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Turkey’s Vefa Social Support Group — which has worked to support senior citizens older than 65 and citizens with chronic diseases during the quarantine period — were supported by AFAD staff and vehicles.

•	Vehicles, areas, facilities and individuals were decontaminated.

•	The guests who stayed at the quarantine facilities were provided with transportation.

Due to the COVID-19 pandemic, in addition to its other duties carried out in support of the response efforts, AFAD has coordinated the preparation and the maintenance of student dormitories to host quarantined citizens. 169 dormitories in 77 provinces were made ready throughout the process. More than 78 thousand people were hosted in total from the start of COVID-19 until May 23, 2020, with the evacuation of these people completed as of May 23, 2020.

1,963 personnel and 428 vehicles from the provincial branches of AFAD were involved in the response to COVID-19.

Turkey’s Vefa Social Support Groups were supported by AFAD personnel and AFAD volunteers in 81 provinces.

AFAD has allocated funds to its 81 provincial directorates to cover the needs of quarantined citizens and to the governorates to hire 1,000 call receiver personnel and 200 cleaning staff in emergency call centers in 67 provinces.

Measures Taken by the Directorate General of Migration Management

Due to the COVID-19 pandemic, the Directorate General of Migration Management has taken preventive measures on various issues, particularly with regards to residency permit appointments, in order to minimize the risks to the health and working order of all of the personnel, including the personnel working in the provincial organization, and to minimize the impact of the pandemic on all foreigners within the Republic of Turkey. These measures are as follows:

•	With respect to foreigners whose visa/residence period had expired but who could not leave the Republic of Turkey due to COVID-19 and related government restrictions, the Directorate General of

Migration Management ordered the 81 Provincial Governorships not to apply temporary entry bans to such foreigners between the dates of force majeure (including the dates when transportation stopped and returned to its normal course). The Republic of Turkey temporarily stopped the entry of foreigners into the country. For foreigners who stayed in the Republic of Turkey with their visas, visa exemptions or residence permits and whose residence periods had terminated, the public authorities continued to receive applications for residence through the e-residence system, without the need for the foreigners to come to the provincial immigration management directorates in person.

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In provinces such as Istanbul and Ankara, which have the highest population of foreigners in the Republic of Turkey, in order to reduce the density of foreigners who had already applied through the e-residence system and would come to the provincial migration management directorates on their respective appointment dates; the appointment dates were postponed by informing applicants via the institutional website, 24/7 call center services named YİMER 157 (Foreigners’ Communication Center) and SMS channels in a way that did not adversely affect their rights.

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For new residence permit applications, in order to be able to provide services without causing crowding in the provincial immigration directorates within the framework of the social distance rule and other physical restrictions promulgated due to COVID-19 conditions, the quotas of the e-residence appointment system have been reduced by an average of 2/3 in 81 provinces without causing any loss of foreigners’ rights.

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For foreigners over the age of 65 and under the age of 20 who are under the curfew and whose visa/residence permit periods have expired and have already submitted initial/extension applications, their existing applications have been reserved during the curfew in order to avoid undesirable challenges. The documents of the foreigners who applied through the e-residence system have been received and their applications are under review.

Necessary administrative support has been provided to foreigners who cannot apply for a residence permit through the e-residence system due to their special needs.

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The Ministry of Interior Directorate General of Migration Management and the Ministry of Treasury and Finance Revenue Administration has created a mechanism for foreigners to pay the residence permit fee over the internet without having to go to the cash desk. The necessary information related to this mechanism has been provided on the institutional website of the General Directorate.

Foreigners can receive necessary information regarding the current status of their applications and appointments through YİMER 157.

Measures Taken at the Repatriation Centers of the Directorate General of Migration Management:

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All officials working in the removal centers under the Directorate General of Migration Management were informed about COVID-19 and the related measures to be taken for the repatriation centers. The methods of protection against COVID-19 were explained to the officials by provincial health directorates.

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Preliminary acceptance areas have been created to carry out necessary controls. Any foreigners subject to irregular migration are checked by health units before they are accepted to the repatriation center.

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The foreigners accepted to the removal centers after undergoing preliminary health checks are kept in separate sections of the center for 14 days, and they are not deported or released. Foreigners are monitored by doctors assigned by the provincial health directorate to check for symptoms for 14 days.

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The foreigners who have symptoms of COVID-19 such as high fever and cough are transferred to the hospital without any delay, and those whose treatments are completed and whose test results are negative, are reaccepted to the repatriation center.

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Medical masks, hand disinfectants, FFP2 masks, protective overalls and protective glasses were provided to all of the Repatriation Centers. The necessary materials continue to be provided to the centers, if needed.

Measures Taken by the Directorate General of Provincial Administration

Measures Regarding Border Gates:

Considering the rapid contagion risk of COVID-19, the Republic started to apply entry and exit restrictions for foreigners and Turkish citizens before COVID-19 cases were first detected in the Republic in March 2020. Those restrictions have continued during the pandemic period.

For Turkish citizens abroad who have wished to return to the Republic during the pandemic period, the Turkish government has arranged special flights to many foreign countries to bring these citizens to the Republic of Turkey. These citizens have entered the Republic of Turkey by complying with the procedures set forth by the Ministry of Health. They have been placed under observation for 14 days in dormitories pursuant to the instructions of the Ministry of Interior. Although restrictions were imposed on the entry and exit of people, no barriers were introduced to international freight transport in order to ensure that supply chains were not disrupted and foreign trade was not adversely affected.

Domestic Measures:

In order to reduce the spread rate of the pandemic, mass activities such as ceremonies, trainings, and seminars where people gathered as a crowd were canceled, and public resting and entertainment places that were considered to have high potential for transmission, as well as enterprises like barber shops, hair salons, etc. were temporarily shut down. In order to meet the basic needs of citizens, it was ensured that businesses such as restaurants, grocery stores and supermarkets continued their activities in accordance with the established rules. Citizens over the age of 65 and under the age of 20, who are considered to be at higher risk of infection, as well as citizens with chronic diseases, have been restricted from leaving their residences. Vefa (Loyalty) Social Support groups have been established in all provinces and districts to meet the needs of these citizens. In 30 metropolitan and Zonguldak provinces, which constitute approximately two thirds of the population of the Republic of Turkey, curfew and city entry and exit restrictions were put in place.

With the measures taken by the government, continuity of production has been achieved in all sectors, especially in agriculture. Following the containment of the outbreak by the government, a period of controlled social life began. In order to ensure that the Republic’s economy continues to function well, relevant measures have been determined for all industries and enterprises have been able to gradually resume their business activities. Facial masks, physical distancing and hygiene rules are applied as the basic principles of the fight against COVID-19 in all areas of life. In addition, specific measures have been developed for businesses, depending on the nature of the industry. An overview of these measures, which are contained in the epidemic management and study guide prepared by the Ministry of Health, is listed below:

•	Passengers on intercity transportation vehicles (buses, planes, trains, etc.) are not given tickets unless they receive a Hayat Eve Sığar (“HES”) code which indicates that a person can safely travel.

•	Accommodation facilities must obtain a safe-tourism certificate to prove their compliance with applicable measures.

•	Informative posters about the fight against COVID-19 are displayed in all workplaces.

•	Temperature checks performed at the entrance to workplaces.

•	Special sitting arrangements are determined in accordance with social distancing rules in businesses such as wedding halls, restaurants, and cafes.

•	Measures for air conditioning and climatization systems have been implemented for closed spaces and it is encouraged that such places are ventilated through natural ventilation.

•	Occupancy limits are determined according to the size of the premises (e.g., 1 person per every 4 square meters).

General COVID-19 Measures Taken by the Ministry of Culture and Tourism

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In the music, cinema, science-literature, fine arts, radio-television and publishing sectors, collecting societies representing authors, performers, producers and publishers are supported by Ministry of Culture and Tourism in order to meet their administrative expenses. After taking into account the economic damage caused by the COVID-19 pandemic, the amount of financial support to such persons was increased by 50% in 2020.

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General assemblies of collecting societies are generally held every two years at the latest in March. Due to the COVID-19 pandemic, these general assemblies, which were planned to be held in March 2020, have been postponed to a later date.

•	A general postponement decision was made regarding planned activities and periodicals relating to projects supported by the Ministry of Culture and Tourism in the field of culture and the arts.

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In order to reduce the negative economic impact of the COVID-19 pandemic on culture and the arts, interviews were held with sector representatives and the demands of these sectors regarding the postponement of their tax liabilities were conveyed to the relevant authorities.

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Studies have been carried out to enrich online education through the Copyright Education Center, and Copyright Education Center programs are to be transformed into a certificate program with a distance education model. Online seminars and trainings on copyright have continued.

•	The following action plan consisting of three phases of precautions against the COVID-19 pandemic was announced to museum directorates on August 5, 2020:

•	In the first phase of the precautions, all museums and archaeological sites were closed to visitors.

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In the second phase of the precautions, criteria relating to the duration and capacity of visits (also referred to as tourism carrying capacity) to museums and archaeological sites were laid out by the General Directorate of Museums and Cultural Heritage.

•	In the third and last phase of precautions, an action plan against COVID-19 was prepared and sent to the museum directorates and necessary measures were taken within this context.

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After international air traffic was suspended globally in March due to the COVID-19 pandemic, the Republic also suspended air travel in March. As one of the most popular tourist destinations in the world, the Republic has taken major steps towards successfully overcoming the negative economic impact of COVID-19 thanks to both its strong healthcare infrastructure and the timely measures it has taken. Within this framework, the Ministry of Culture and Tourism put in place certification programs aimed at preparing the tourism industry for the “new normal” and guaranteeing a comfortable and safe stay for guests visiting the country on vacation.

•	All activities planned to be held in cultural centers operating under the Ministry of Culture and Tourism were postponed as of March 14, 2020.

•	All fees for tourism investments and businesses between April 1 — June 30, 2020 were postponed for 6 months.

•	Travel agencies certified by the Ministry of Culture and Tourism were allowed to perform their activities until July 31, 2020 without opening their workplaces.

•	Small-scale travel agencies were provided with financial support during the pandemic.

•	Financial support was provided to accommodation facilities in order to fulfill prepayment and return requests of tour operators/travel agencies.

•	Periods given for investments and enterprises expiring after April 1, 2020 were frozen.

•	No penalties due to the cancellations of reservations and activities of accommodation facilities were levied before December 31, 2020.

•	Subscriptions for 2020 to be paid by travel agencies to the Republic of Turkey Travel Agencies Association by travel agents were not required.

•	The audits of facilities certified or requesting certification from the Ministry of Culture and Tourism were postponed.

•	The existing documents of sports activities for tourism purposes were accepted as valid for 2020, without the need for renewal.

As instituted and prepared by individual consideration of all segments of the industry by the Ministry of Culture and Tourism and Turkish Tourism Development and Promotion Agency, the Republic launched the Healthy Tourism Certification program, which has been inspected by the international certification bodies. Certifications include measures to be taken across a broad range of industry segments from transportation to accommodation, food & beverage facilities and the personnel working in the tourism industry.

The Safe Tourism Certification Program led by the Culture and Tourism Ministry has been developed with the contributions of the Ministry of Health, Ministry of Internal Affairs, and Ministry of Foreign Affairs and in cooperation with all the stakeholders in the tourism industry. This program defines and advises on an extensive series of measures to be taken with regards to transportation and accommodation of all Turkish citizens and international visitors spending their holidays in Turkey as well as the well-being and health of passengers, guests and employees working at touristic facilities.

The certification program has extensive criteria concerning airports, airplanes, touristic vehicles, accommodation facilities, and restaurants. Companies accredited for certification are required to have organizations in at least 5 countries. In addition to this certification system, authorized bodies have issued circulars regarding mandatory measures to be adopted by accommodation facilities, food & beverage companies, airports and airlines against the pandemic.

Establishments that wish to apply for this verification program, which is compulsory for accommodation facilities with 50 or more rooms and non-compulsory for accommodation facilities with less than 50 rooms and for other defined areas will be able to do so by applying to authorized international accreditation institutions. Hotels with more than 50 beds will not be able to operate without certification.

The certification process is carried out by internationally acknowledged accreditation organizations such as TÜV SÜD, TÜV NORD, RoyalCert, Bureau Veriteas Inspektorate, Llyod’s Register, TÜV Austria, TÜV Rheinland, SGS.

The certification program of the Republic of Turkey consists of 4 main pillars:

•	“Health and Safety of the Passenger”

•	“Health and Safety of the Employee”

•	“Precautions taken at Facilities”

•	“Precautions taken in terms of Transportation”

According to the data shared by the Ministry of Health, COVID-19 in the Republic is stabilizing and the number of new cases is under control; accordingly, a period of normalization has begun in all sectors. A series of circulars have been issued by the Ministry of Culture and Tourism in order to ensure that the tourism sector continues to operate safely by going through a controlled normalization process in the recovery period.

Such circulars include:

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Regulations during the controlled normalization period in accommodation facilities, in food and beverage facilities, in tourism activities for sea tourism facilities and vehicles and in tourist guidance services in cultural and artistic facilities,

•	Reopening freeze periods for investments and enterprises as of July 2020,

•	Setting opening and closing times for relevant facilities,

•	Starting implementation of the procedures within the framework of Articles 32, 33 and 34 of the Tourism Incentive Law No. 2634,

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Test centers have opened at all touristic airports and other busy airports. Those who have symptoms are tested at the airport immediately and sent to the hospital if they test positive. Doctors at the hospital decide whether the individual should stay in the hospital or not. Those tourists who are not in critical situations will be sent to the hotel. For positive cases, the hotels will have isolated apartments and blocks. If the treatment period lasts longer than the booking period, our hotels will serve the guests free of charge for the portion of the stay exceeding the booking period,

•	There will be no refunds for transit passengers for the cost of tickets,

•	A system of online insurance sales was also implemented.

COVID-19 Insurance Requirements:

At airports, temperatures of passengers entering the Republic are taken. Passengers who are showing other symptoms related to COVID-19 and those with temperatures above 37.8 degrees Celsius will be tested. There is no charge for the test. If the test result is positive, the guest will be transferred to the hospital. The same procedure is applied to transit passengers as well.

In the event that a visitor coming to the Republic of Turkey tests positive for COVID-19 and requires hospital treatment, if they have health insurance that is valid in the Republic of Turkey or if they have purchased travel insurance (including health insurance) before coming to the Republic of Turkey, then healthcare expenses will be covered by that insurance.

Those who lack health insurance will be offered the opportunity to purchase insurance plans at the airport upon arriving in the Republic of Turkey. As such, airports with the highest number of international flights in İstanbul, Ankara, Antalya, Muğla, İzmir, Bodrum, Trabzon have established points of sale offering health insurance plans valid across the Republic of Turkey.

To this end, a variety of health insurance plans are offered to visitors within two main insurance schemes: entitlement-based and coverage-based.

The following table sets forth the figures related to the provision-based health insurance application for in-patients:

An insurance package application for accommodation facilities will be implemented. The options offered in this framework are as follows:

Provision-Extra Assurance For Duration Of Stay
100.000 — Guarantee for Insurance Policy	Package 1		Package 2		Package 3
Daily Assurance Limit	€100		€150		€250
Assurance limit during the insurance policy	€1,500 (15 days	)	€2,500 (15 days	)	€3,750 (15 days	)
Premium	€10		€14		€22

Insurance policies can be purchased through:

1. Website (https://covidinsurance4turkey.com/)

2. Through the web pages of airlines

3. From kiosks before passport control.

Economic and Financial Measures Taken by the Government

In order to mitigate possible adverse effects of COVID-19 on the Turkish economy, the Turkish government took several measures. On March 18, 2020, Turkish President Recep Tayyip Erdoğan announced an aid package of TL 100 billion (approximately equal to U.S.$15.4 billion) to help overcome the effects of COVID-19. The aid package, called the “Economic Stability Shield,” included a series of measures such as debt payment delays and tax cuts across various sectors. Under the package, accommodation taxes were not applied until November 2020, social security premiums and VAT deductions were suspended for six months across various sectors (including retail, malls, iron-steel, automotive, logistic and textile) and credit payments for firms who are facing cash flow disruptions due to COVID-19 were postponed for three months. As part of the package, on March 30, 2020, the total size of the Credit Guarantee Fund scheme was increased from TL 250 billion to TL 500 billion and the guarantee limit was increased from TL 25 billion to TL 50 billion.

The Economic Stability Shield Package, announced on March 18, 2020, as well as further regulations and economic measures enacted in response to COVID-19 are described below.

Postponement of withholding tax, VAT, and social security contributions

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Withholding tax, VAT and social security contributions of taxpayers for April, May and June were postponed for 6 months. On June 21, 2021, VAT support to the tourism sector was extended until the end of July 31, 2021.

•	Nearly 2.5 million taxpayers’ income tax returns, VAT returns and payments for March were postponed to April.

•	The implementation of the accommodation tax was postponed until January 2021.

•	Legal payments on hotel rentals for the months of April, May and June were delayed for six months.

VAT for domestic flights was reduced temporarily

•	Starting in April, the VAT rate for domestic airline transportation has been reduced from 18% to 1% for a period of 3 months.

Credit Volume backed by Credit Guarantee Fund

•	The limit of the Credit Guarantee Fund was doubled (from TL 25 billion to TL 50 billion). Access to finance has been facilitated for all of Turkish enterprises having collateral shortage.

•	Credit priority was provided to SMEs and firms with liquidity needs and collateral deficits.

Minimum Wage Support

•	TL 75 minimum wage support continues to be maintained, regardless of the size of the business.

Short-time Work Allowance

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The Turkish government loosened conditions for eligibility for short-time work allowance. The Turkish government took such measures starting in April 2020 and previously extended such measures from the end of June 2020 to the end of July 2020, and subsequently to the end of August 2020. Short-time work allowance has been extended for an additional two months in accordance with the presidential decrees published in the official gazette on August 31, 2020, October 27, 2020, December 23, 2020, February 19, 2021 and April 23, 2021.

Pensions

•	The lowest pension payment has been increased to TL 1,500 and pension payment of approximately 650,000 retirees has been increased.

•	Ramadan feast bonuses of Turkish retirees were paid early in April instead of May 24, 2020.

Cash aid to needy families

•	Since April 2020, approximately 6,000,000 households in need have been provided with cash support, totaling over TL 6 billion.

Social Support

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As of November 3, 2020, the amount of resources transferred to social assistance and solidarity foundations reached TL 186.8 million. In this context, a significant increase has been made in the share of money transferred to social work studies for disadvantaged sections of society.

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In March 2020, the Minister of Family, Labour and Social Services launched the Social Protection Shield Program, which aims to provide financial relief to employees and other people in need to assistance during the pandemic. As of March 1, 2021, the total amount of support disbursed under the program exceeded TL 60 billion.

Moreover, in terms of work and social life:

•	Flexible and remote working models have been implemented;

•	An elderly follow-up program, for those who are over the age of 80 and live alone, has been implemented;

•	Programs to reduce the minimum payment rate in housing purchases have been implemented.

Salary Support for Healthcare Workers

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Performance payments to healthcare professionals were made to the greatest extent legally permissible for a period of 3 months, starting in March 2020. Additionally, the recruitment of 32,000 new personnel was approved. In this context, TL 4.5 billion has been provided for performance payments. This period has also been extended for 3 additional months, beginning with August 2020.

Postponement of Municipal Payments

•	Starting March 23, 2020, the deduction in monthly tax share payments of municipalities was postponed for 3 months.

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On April 16, 2020, the income tax withholding declaration and payment periods of the metropolitan municipalities, municipalities and affiliated institutions, as well as all of the social insurance premium payments to be collected for the upcoming 3-month period were postponed for 3 months without any increase in interest. These periods can be extended up to 3 additional months if deemed necessary.

Lease Payments

•	Beginning on March 19, 2020, support and flexibility has been provided for lease payments of the real properties that are owned by public authorities.

•	In March 2020, two-month lease grants were provided to commercial enterprises in technology development zones.

Regulations Regarding Customs Taxes

•	On March 25, 2020, customs taxes for respiratory devices such as ventilators and oxygen concentrators was reduced from 13% to zero.

•	The customs duty of 20% on disposable medical masks has been reduced to zero.

•	The customs duty of 10% on the import of ethyl alcohol used as raw material in the production of cologne and disinfectants has been reduced to zero.

Measures To Support SMEs

•	On March 27, 2020, a regulation was passed by the Ministry of Treasury and Finance regarding State Supported Commercial Receivable Insurance for SMEs.

•	On March 25, 2020, the Small and Medium Enterprises Development Organization of Turkey (“KOSGEB”) announced the Triple Protection Package, which provides support under three main pillars:

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Disinfectants, masks and other medical protective equipment producers would be granted additional support — up to TL 6 million (TL 4.2 million will be reimbursed) through the KOBI TEKNOYATIRIM (SME Technological Product Investment Support) Program;

¡	Repayments by SMEs to KOSGEB on outstanding KOSGEB-supported loans would be postponed for 3 months;

¡	SMEs would be granted 4 months of additional time to fulfill their obligations for their projects that were approved by KOSGEB to receive project based support.

•	On April 6, 2020, the loan installments of 136,255 SMEs that benefitted from KOSGEB’s loan support program were postponed for 3 months.

Financial and Banking Sector Related Measures

•	The principal and interest payments of companies whose cash flows deteriorated because of the COVID-19 outbreak were delayed for at least 3 months.

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In order to maintain the capacity utilization rates during the temporary deceleration in exports, a stock financing support package was launched for exporters. The stock financing support package was implemented via Türk Eximbank in order to provide convenience for exporters, whose stocks increased due to low demand and canceled orders.

•	As part of the package, the Credit Guarantee Fund set a TL 10 billion (U.S.$1.47 billion) limit for Türk Eximbank.

•	The Credit Guarantee Fund’s maximum guarantee amount is set at TL 25 million (approximately U.S.$3.5 million) for SMEs and TL 50 million (approximately U.S.$6.9 million) for non-SMEs.

•	By delaying loan interest rates, the interest burden of Turkish tradesmen and craftsmen was reduced by approximately TL 90 million in April, May and June.

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Consumer Loan Packages have been made available to the public since March. The “Basic Need Support” loan package was launched by Ziraat Bank, Halkbank and Vakıfbank to financially support customers whose household income is less than TL 5,000.

•	Working loans have continued to be offered.

•	Check payment loan support has been offered.

•	With the Treasury-backed Credit Guarantee Fund, Economic Stability Shield credit support has been implemented.

•	On June 1, 2020, Vakıfbank, Halkbank and Ziraat Bank announced 4 new loan packages in order to boost economic activity.

•	In March, the Banking Regulation and Supervision Agency (“BRSA”) made some changes in the calculation of banking ratios due to the pandemic.

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With measures announced in March, the CBRT provided flexibility to banks in the management of Turkish Lira and foreign currency liquidity, secured uninterrupted credit flows to the private sector, supported cash flows of exporters through rediscount loans, and strengthened the monetary transmission mechanisms by supporting the liquidity of the Treasury borrowing market.

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The CBRT increased the limits and diversity of the swap agreements and increased the ratio of the nominal size of the Open Market Operations portfolio to the total CBRT analytical balance sheet assets from 5% to 10%.

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On October 16, 2020, the Turkish Banks Association (the “TBB”) announced that it would initiate a tourism support package to ease the economic impact of COVID-19 on the tourism sector. The TBB stated that the participating banks would allocate a TL 10 billion credit under the Credit Guarantee Fund.

•	On October 26, 2020, Turkish public banks announced the Micro Enterprises Support Package, which offers financing of up to TL 100,000 for SMEs.

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On December 8, 2020 the Credit Guarantee Fund scheme announced that it had partnered with the European Investment Fund to launch a guarantee payment program worth TL 6 billion. The funds from this program are intended to aid cash strapped businesses during the pandemic.

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On May 26, 2021, the Ministry of Treasury and Finance, in cooperation with the Union of Chambers and Commodity Exchanges of Turkey (“TOBB”) and the Credit Guarantee Fund (“CGF”) and with the participation of 10 banks, announced a new supportive loan package called “Breath Loan” to provide financial support to SMEs whose turnover dropped at least 25% in 2020 due to COVID-19. With this package, SMEs with annual turnover not exceeding TL 1 million will be eligible for a loan of up to TL 50,000, while SMEs with annual turnover between TL 1-10 million will be eligible for a loan of up to TL 200,000. Loans will be guaranteed by the CGF, and the annual interest rate of the 12-month loans will be 17.5%, with the option of a six-month grace period. The package became effective as of June 1, 2021.

Support for Shopkeepers and Artisans

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On December 23, 2020, Presidential Decree No. 3323 dated December 22, 2020 regarding a grant support program to counter the adverse economic effects of the pandemic on shopkeepers and artisans was published in the Official Gazette. This support program includes income loss support and rental support. The support program covers the periods of January, February and March 2021. Income loss support is TL 1,000 per month, not exceeding TL 3,000 in total. The rent support is TL 750 per month, not exceeding TL 2,250 in total in metropolitan cities, and TL 500 per month, not exceeding TL 1,500 in total in other cities. Under the Presidential Decree No. 3929 published in the Official Gazette No. 31470 dated April 30, 2021, the period of three months for the income loss support and the rent support was extended for a month.

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On May 21, 2021, Presidential Decree No. 3998 regarding another grant support for shopkeepers and artisans was published in the Official Gazette. Under the support program, one-time payments of TL 5,000 and TL 3,000 will be provided to two separate groups specified by the Ministry of Trade.

Financial Measures Announced by the Central Bank of Turkey

The CBRT maintains that during the COVID-19 pandemic, it is vitally important to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. In this respect, the CBRT has acted very swiftly to contain the potential impact of the pandemic on the economy and introduced a comprehensive set of policy steps. In addition to lowering the one-week repo rate by 250 bps since the onset of the pandemic in Turkey to ease financial conditions, the CBRT has also announced some additional policy steps since March 2020.

These policies mainly targeted the following three objectives: enhanced liquidity access for the financial sector (including expansion in Open Market Operations (“OMO”) and swap lines); a more targeted use of reserve requirements; and a widening of rediscount credit facilities. The main goals of these policies have been to provide liquidity support both to the financial sector and the real sector, enhance the transmission mechanism, and ensure the well-functioning of the financial markets.

On March 17, 2020, the CBRT has announced a comprehensive policy action set supportive of financial stability with the potential impact of the global COVID-19 pandemic on the economic activity and liquidity conditions in mind, has reduced the policy rate and has taken steps to increase access to liquidity. These measures aim at (i) enhancing predictability by providing banks with flexibility in Turkish Lira and foreign exchange liquidity management, (ii) offering targeted additional liquidity facilities to banks to secure uninterrupted credit flow to the corporate sector, and (iii) boosting cash flow of exporting firms through arrangements on rediscount credits. Actions can be detailed as follows:

•	Liquidity limits of Primary Dealers in the framework of OMOs have been increased to support the Primary Dealership System.

•	Conventional (multi-price) swap auctions with maturities of one, three and six months, which are currently available against U.S. Dollars, may also be held against euros and gold.

Foreign exchange reserve requirement ratios were reduced by 500 basis points in all liability types and all maturity brackets for banks that meet real credit growth conditions within the context of the reserve requirement practice. (The real credit growth conditions, effective from the calculation period of March 6, 2020 were revised as follows: (i) For banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which is calculated by deducting the entire real changes in loans with a longer-than-two-year maturity extended to selected sectors and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%, (ii) For banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which is calculated by deducting 75% of the real change in retail loans excluding housing loans with a five-year and longer maturity and the entire TL loans extended starting from March 9, 2020 to facilitate early repayment or early restructuring of foreign exchange cash loans from the numerator of the growth rate formula, is above 5%).

With this decision, it has been expected that the banks that meet real credit growth conditions will be provided with foreign exchange and gold liquidity at the amount of approximately U.S.$5.1 billion. This revision took effect from the calculation period of March 6, 2020, with the maintenance period starting on March 20, 2020.

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Banks were offered targeted additional liquidity facilities to secure uninterrupted credit flow to the corporate sector. The maximum amount of funds that an eligible bank may receive from this new liquidity facility would be linked to the amount of credit that this bank has already provided or would provide for the corporate sector. The total amount of the facilities to be offered was projected to be limited to 25% of the system’s total funding need. Accordingly:

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Turkish Lira liquidity would be provided via repo auctions with maturities up to 91 days with an interest rate 150 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate) and with quantity auction method.

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Turkish Lira currency swap auctions with a maturity of 1 year based on the quantity auction method would be conducted. With these swap auctions, related banks would be provided with Turkish Lira liquidity against U.S. Dollars, euros and gold with an interest rate 100 basis points lower than the one-week repo rate, i.e. the CBRT’s policy rate.

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The maturities for repayments of rediscount credits, which would be due from March 18, 2020 to June 30, 2020, could be extended by up to 90 days. Accordingly, firms could apply to intermediary banks and exchange their current bills for a bill with an up-to-90-day-longer maturity, without making any repayment.

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An additional extension of 12 months export commitment was offered for the fulfillment period regarding the rediscount credits whose export commitment has not been fulfilled yet and for the rediscount credits yet to be used from March 18, 2020 to June 30, 2020. Thus, the maximum duration for the export commitment fulfillment for these aforementioned credits was therefore extended to 36 months from 24 months.

•	Effective March 20, 2020, the maximum maturities for rediscount credits were extended to 240 days from 120 days for short-term credit utilization, and to 720 days for longer-term credit utilization.

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The CBRT took additional policy steps as of March 31, 2020 with the aim to strengthen the monetary transmission mechanism, enhance banks’ liquidity management flexibility while increasing capital market deepening, secure uninterrupted credit access of the corporate sector and support the credit access of goods and services exporting firms with a focus on SMEs which carry an important weight in employment dynamics. The CBRT introduced the following additional measures to (i) strengthen the monetary transmission mechanism by boosting the liquidity of the Government Domestic Debt Securities (GDDS) market, (ii) enhance banks’ flexibility in Turkish Lira and foreign exchange liquidity management, and (iii) secure uninterrupted credit flow to the corporate sector, and broadly support the goods and services exporting firms, which have been affected by the pandemic, with an SME-focused approach. The details of the measures are:

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Outright purchase operations under the OMO portfolio, which are conducted within the limits identified at the Monetary and Exchange Rate Policy for 2020 document, could be carried out in a front-loaded manner and these limits may be revised depending on the market conditions. These operations are intended to enhance the effectiveness of the monetary transmission mechanism via increasing the market depth, enabling sound asset pricing and providing banks with flexibility in liquidity management.

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For a temporary period, Primary Dealer banks would be able to sell the Government Domestic Debt Securities (GDDS) that they have bought from the Unemployment Insurance Fund to the CBRT under the terms and limits set by the CBRT, or would be able to increase at certain ratios the liquidity facility offered under OMO in the scope of the Primary Dealership system. This was aimed at supporting financial stability by containing the likely impacts of the liquidity need of the Unemployment Insurance Fund on the well-functioning of the markets. These GDDS purchases would be out of the scope of the limits set for the OMO portfolio.

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Under the Turkish Lira and foreign exchange operations conducted at the CBRT, asset-backed securities and mortgage-backed securities have been included in the collateral pool. Accepting these securities as collateral would contribute to increasing the liquidity of similar securities issuances and to deepening the capital markets, and also enhance banks’ flexibility in Turkish Lira and foreign exchange market liquidity management.

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The limits for the targeted additional liquidity facilities offered to banks to secure uninterrupted credit flow to the corporate sector would be increased. In addition to the targeted liquidity facilities of repo auctions with maturities up to 91 days and Turkish Lira currency swaps with a maturity of one year, the CBRT would also hold Turkish Lira currency swap auctions with a maturity of six months. Through these swap auctions with six-month maturities, related banks would be provided with Turkish Lira liquidity against U.S. Dollars, euros or gold, at an interest rate 125 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate).

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To facilitate goods and services exporting firms’ access to finance and to support sustainability of employment, Turkish Lira-denominated rediscount credits for export and foreign exchange earning services would be extended. A total limit of TL 60 billion has been defined for the Turkish Lira-denominated rediscount credits. Of this limit, TL 20 billion has been allocated for credit utilization via Türk Eximbank, TL 30 billion for credit utilization via public banks, and TL 10 billion for credit utilization via other banks. A minimum of 70% of the credits to be extended via banks other than Türk Eximbank would be allocated to SMEs. On a firm basis, the maximum amounts of credits were set at TL 25 million for SMEs and TL 50 million for other firms. Firms that could obtain foreign exchange rediscount credits, overseas contracting companies, and firms participating in international fairs would be able to benefit from this credit facility. The interest rate for these credits would be 150 basis points lower than the one-week repo rate, i.e. the CBRT’s policy rate. The maximum commission rate of intermediary banks would be 150 basis points. The credits would have a maximum maturity of 360 days and extended on the condition that the export or foreign exchange earning services commitment as well as the employment level as of March 1, 2020 be maintained throughout the credit period. (Note: On May 4th, 2020, the employment level condition was revised. The revised condition required that average employment level as end of March, June, September, December and the maturing month of the credit should be at least equal to the employment level as end of March 2020.)

Additional measures against the economic and financial impacts of COVID-19 were taken on April 17, 2020 to protect the market depth, strengthen the monetary policy transmission mechanism and support the primary dealer system.

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The maximum limit for the ratio of the OMO portfolio nominal size to the CBRT analytical balance sheet total assets, set at 5% for 2020 in the Monetary and Exchange Rate Policy for 2020 document, was revised to 10%.

To further support the Primary Dealership system considering its contributions to the deepening of financial markets and to the effectiveness of the monetary policy transmission mechanism, the facility offered to PD banks to sell GDDS to the CBRT has been revised. Accordingly, the CBRT decided that:

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The limits offered to PD banks for outright sales of GDDS to the CBRT were applied independent of the repo transaction limits and that PD banks were offered a GDDS selling limit that is equal to the repo transaction limits, On August 7, 2020, the CBRT announced that liquidity limits offered to Primary Dealers in the framework of Open Market Operations were to be reduced to half of their current limits effective from August 10, 2020. On August 11, 2020, The CBRT announced that these limits would be reduced to zero effective from August 12, 2020.

•	The related purchases would also be carried out within the total maximum limit of 10% set for the OMO portfolio.

•	The GDDS to be purchased and the amount of purchases would be determined by the CBRT and the purchases would be conducted via the quantity auction method.

On March 31, 2020, a TL 60 billion upper limit was announced for Turkish Lira rediscount credits for export and foreign exchange earning services. The CBRT announced on June 5th, 2020 that TL 20 billion of this upper limit would be allocated to advance loans against investment commitment in order to support investments in selected sectors that are critical to our country. Advance loans against investment commitment would be extended through development and investment banks to companies holding Investment Incentive Certificates that would invest in selected sectors. Loans would be limited to TL 400 million per firm, and would be used with a maximum 10-year term and 150 basis points below the CBRT policy rate.

The CBRT decided to temporarily (until the end of 2020) suspend the enforcement of the rule of having adjusted real loan growth rate below 15% for the banks with a real annual loan growth rate above 15% in order to be able to benefit from reserve requirement incentives. The revision was effective from the calculation date of June 12, 2020 with the maintenance period starting on June 26, 2020 to the calculation date of December 25, 2020. Due to the adverse effects of the COVID-19 pandemic on cash flows, the loan demand of both individuals and firms increased. Measures put into effect ensured the efficient functioning of the credit mechanism and the increased loan demand was met to a considerable extent. This trend was expected to continue for a while during the normalization process, as well. To provide banks with flexibility in meeting the loan demand specific to this period, the CBRT revised the reserve requirement regulation that links the reserve requirement ratios and remuneration rates to loan growth rates.

Fiscal and monetary policies succeeded in containing the effects of the pandemic on the Turkish economy and maintaining productive capacity. In this context, with economic activity normalizing as of early August, the targeted additional liquidity facilities began to be phased out. As part of the normalization process, the CBRT also increased the FX reserve requirement ratios by 300 basis points in July for all liability types and maturity brackets for all banks. It also raised FX reserve requirement ratios for banks fulfilling real credit growth conditions by 700 basis points for precious metal deposit accounts and by 200 basis points in August for all other FX liabilities for all maturity brackets. On February 24, 2021, the CBRT increased the TL reserve requirement ratios by 200 basis points for all liability and maturity types.

See “Monetary Policy” for information related to monetary policy measures taken with respect to the normalization process following the first stage of COVID-19.

Financial Measures Taken by the Banking Regulation and Supervision Agency

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On March 16, 2020, BRSA announced that it examines business continuity and emergency plans regularly on an annual basis. In this context, BRSA started to re-examine business continuity plans prepared by banks within the framework of a prudent supervision approach and ensured that all necessary prudential measures have been taken. Contingency plans of banks have been reviewed and following instructions have been given accordingly by BRSA:

•	Determining key staff and their substitutes

•	Preparing scenarios for cases where limited number of units/staff present

•	Building and testing the infrastructure to continue working remotely,

•	Designing contingency plans relating to employees who indicate COVID-19 symptoms or are infected by COVID-19.

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On March 17, 2020, BRSA Board decided that some measures were introduced to mitigate the effects of COVID-19 on the financing conditions of households and non-financial corporate entities. Based on these measures;

•	Some flexibility has been given to delays in loan payments. The 90-day period for transferring overdue loans to non-performing loans was extended to 180 days. The measure will be applicable to all standard loans and close monitored loans under stage 1 and stage 2 of the Turkish Financial Reporting Standards (“TFRS”), including corporate loans, consumer credits, real estate and vehicle loans, as well as personal loans.

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Various other flexibilities were provided for the repayments of the restructured loans. BRSA also suspended the application of classifying restructured performing loans whose principal and/or interest payment are 30 days past due within an observation period of one year or which are restructured again within that period as non-performing loans.

•	These measures will be in effect until June 30, 2021.

•	BRSA has taken some actions relating to Card Payment and POS/ATM Devices:

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Contactless transaction limits for card payments were increased to TL 250. Clients were notified about the new limit and encouraged to prefer using contactless transactions, having ATM devices sanitized, and to increase sanitization frequency in areas which are risky (e.g. near hospitals) and highly populated.

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Workplaces were encouraged to prefer contactless transactions on POS devices, informing clients of the available processes in order to finalize transactions without any contact to the payment channel, such as QR Codes.

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Temporary regulations were introduced to offset the impacts of high volatility in interest rates and foreign exchange rates on banks’ own funds, and to enhance the loan restructuring capacity of banks and prevent breaches in regulatory limits.

•	Banks are encouraged to pursue new loan support packages in addition to restructurings.

•	The liquidity coverage ratio was not binding for commercial and participation banks until December 31, 2020. However, banks continued to report legal liquidity forms to BRSA.

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The 30-day period for classifying loans into second stage credits was extended to 90 days until December 31, 2020, and with a decision dated December 8, 2020, this measure was extended further until June 30, 2021.

•	The minimum payment amount for credit card loans has been decreased to 20% (as of March 30, 2020).

•	As a response to demands by the Banks Association of Turkey, the following other concessions were given to banks by BRSA:

•	Reducing working hours of banks’ branches,

•	Enabling employees to work in shifts in banks’ branches,

•	Limiting client numbers in banks’ branches,

•	Directing clients to ATMs for transactions below TL 5,000,

•	Temporary closure of banks’ branches that are located in hospitals,

•	Enabling bank staff to continue working remotely,

•	Legal deadlines for reporting arising from a number of regulations were postponed for banks and non-bank financial institutions (as of April 2, 2020).

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With respect to the calculation of risk-weighted asset as an element of the standardized approach for capital requirements, risk weight of FX exposures to central government and central banks has been revised to 0% (as of April 16, 2020).

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To provide for flexibility in managing interest-sensitive assets and liabilities and the negative effects of highly volatile market conditions on banking books, the ratio for interest rate risk in banking books was not binding for banks until December 31, 2020. However, banks continued to report related forms to BRSA (as of April 16, 2020).

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To minimize the negative impacts of the COVID-19 pandemic on the economy, markets, production and employment and to ensure the effective use of banks’ resources, a new “asset ratio” has been introduced, effective from May 1, 2020, which was further revised on June 1, 2020. This ratio should be equal to at least 100% for deposit banks and at least 80% for participation banks. On August 1, 2020, some easing was introduced with a reduction of the applicable minimums for asset ratios for deposit banks and participation banks to 95% and 75%, respectively. On September 28, 2020, additional easing was introduced on asset ratios. According to this new easing decision, effective on October 1, 2020, the minimums for asset ratios for deposit banks and participation banks were reduced to 90% and 70%, respectively. On October 26, 2020, the BRSA announced that banks would be able to include foreign-currency loans extended to other local lenders with more than one year maturity when calculating their asset ratio, making it easier for them to meet the requirement. Easing the asset ratio would allow domestic banks to be able to include syndicated loans under credits in proportion to their individual participation in arranging a facility. The BRSA kept the asset ratio at 90% and 70% for deposit banks and participation banks, respectively.

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In order to provide additional funding to the private sector and better utilize TL resources, banks would be limited to 0.5% of their latest own funds in all TL based repo, loan and deposit transactions with foreign financial institutions including their own financial subsidiaries and branches (as of May 5, 2020).

While BRSA clarified that many measures will remain in place to provide flexibility to banks in 2021, it nevertheless took several steps towards normalization. Through its decision No. 9271, dated November 24, 2020, BRSA terminated asset ratio calculations as of December 31, 2020. On December 8, 2020, the regulator issued a statement that some COVID-19 measures would be also terminated. Also on December 8, 2020, BRSA removed settlement delay for FX and gold purchases.

Measures that expired on December 31, 2020 include:

•	Exemption of deposit and participation banks from BRSA’s liquidity coverage ratio,

•	Exemption of development and investment banks from BRSA’s their liquidity adequacy ratio,

•	Measures introduced by the BRSA to facilitate the compliance of banks and financial institutions with their reporting requirements,

•	Permission to banks not to deduct the part of their standard ratio of the interest rate risk which is in excess of 20% from their equity while calculating their capital adequacy standard ratio, and

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Permission to banks not to conduct their fair value calculation for financial collaterals, which usually must be done at least every six months, and the option to calculate the fair values of the financial collaterals as of December 31, 2019.

Financial Measures Taken by the Capital Markets Board of Turkey

Supervision

•	The CMB is monitoring the price movements in the stock market closely. Additionally, on the asset management front, it is monitoring the funds to see if there is any stress in liquidity needs.

Price Volatility

•	A ban on short selling was initially imposed on February 28, 2020 and, upon the CMB decision of March 2, 2020, it was announced that the ban on short selling would be kept in force until further notice. On June 30, 2020, the CMB removed the short-selling ban for BIST30 companies, effective as of July 1, 2020 and on February 11, 2021 for BIST50 companies effective as of February 12, 2021.

Circuit breakers were tightened.

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The price margin circuit breaker triggering rate and the circuit breaker order collection period applied in the equities traded in BIST Stars and BIST Main Market, as well as the daily price limits applied in the Single Stock and Equity Index Futures traded in the Derivatives Market have been changed as of March 13, 2020 to be valid until a second announcement as decided by the General Directorate.

Business Continuity Plans:

•	Under the Presidential Decree of March 20, 2020, all events and meetings including general assembly meetings were postponed until the end of April.

•	Working part time/splitting shifts/remote access for investment firms was enabled.

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Receiving customer orders via alternative electronic means was enabled, beginning on March 23, 2020 and continuing until a second announcement by the CMB, provided that investment firms obtain verifiable confirmation from clients, relevant recording mechanisms are established to verify orders in the case of conflicts with clients, and clients are adequately notified with respect to transactions. An announcement through investment firm websites was required in order to implement any changes to order reception procedures.

•	Capital market institutions were reminded of the possibility to make applications to the CMB through registered electronic mail.

Reporting and Disclosures

•	The following measures were announced by the CMB on March 23, 2020:

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With respect to investment firms and portfolio management companies, the reporting date for annual financial reports for 2019 and quarterly financial reports for the first quarter of 2020 were delayed until the end of the first month following the reporting deadlines in capital market legislation.

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The reporting date for annual financial reports of investment funds for 2019 and the disclosure date of quarterly financial reports of pension funds for the first quarter of 2020 were delayed until April 30, 2020.

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With respect to corporations whose capital market instruments are being traded on an exchange or organized market, the reporting date for quarterly financial reports for the first quarter of 2020 were delayed by 30 days following the reporting deadlines defined in capital market regulation.

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With respect to corporations that are subject to capital market legislation but the capital market instruments of which are not being traded on an exchange or organized market, the reporting date for undisclosed financial reports for 2019 were delayed until the end of the first month following the reporting deadlines in capital market legislation.

Other Financial Measures

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According to the package announced by the Minister of Industry and Technology, KOSGEB (the agency that supports and develops SMEs) would support up to TL 6 million per enterprise for local production of disinfectant, protective clothing, protective glasses, masks and gloves.

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According to President Erdoğan’s statement, “continuous working credit support” would be provided in order to meet companies’ working capital needs. The “tradesperson card” support would be provided with a 3-month grace period and a 12-month maturity with a limit of TL 25,000 and additional credit lines with the same amount of personnel expenditures would be available.

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Within the scope of the Treasury Backed Credit Guarantee System (“TBCGS”), SMEs and large firms are supported with respect to working capital needs, and low-income individuals are supported for basic consumption needs. 96% of Credit Guarantee Fund support was allocated to SMEs as of June 17, 2020.

During the pandemic, by introducing an amendment to Law No. 4749, total potential credit volume was increased to TL 457.69 billion. TL 297.90 billion worth of the credit program was allocated up to June 17, 2020 to the following beneficiaries:

•	TL 168.30 billion allocated to all types of SMEs,

•	TL 45.80 billion allocated to large companies,

•	TL 33.34 billion allocated to Türk Eximbank in order to finance exporter companies,

•	TL 50.46 billion allocated to low-income households.

The remaining potential assignable credit volume is not allocated to specific beneficiary types as of yet, and it will be utilized according to the economic effects of the pandemic and market ongoing needs.

Measures Announced by Public Banks

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Within the scope of the Economic Stability Shield support, Ziraat Bank, Halkbank and Vakıfbank will provide a loan with a 7.5% interest rate and a 36-month maturity, in order to meet the financing needs of the real sector. The upper limit of the loans will be TL 10 million for companies with a turnover up to TL 25 million. Companies with a turnover between TL 25-125 million will be able to use loans up to TL 25 million, and companies with a turnover over TL 125 million up to TL 100 million. Treasury backed KGF funds will be made available to the companies that lack collateral for the loans on condition that these companies have not reduced the number of their registered employees as of the end of February.

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In addition, Ziraat Participation and Vakıf Participation banks will also offer an annual financing rate of 7.5%, a total of 36 months with a 6-month grace period for businesses that have not reduced the number of registered employees as of the end of February. The upper limit of the loans will be the same as those of public banks.

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For the loans used by Halkbank and Ziraatbank, if a tradesperson or craftsperson required support, principal and interest payments maturing in April, May and June 2020, would be postponed for 3 months without additional interest.

•	Halkbank and Ziraatbank will offer their customers the opportunity to restructure their loans with a suitable term, with a grace period of up to 6 months.

•	Halkbank and Ziraatbank will be able to extend the grace period for seasonal sectors, such as tourism, up to 12 months.

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Companies paying staff salaries through Halkbank and Ziraat Bank will be given an additional credit limit, as much as staff salary expense over the next 3 months, provided that they do not reduce their employment compared to the end of February 2020.

•	In order to pay checks on credit received by credit customers of Halkbank and Ziraatbank, additional credit limits will be allocated to companies by increasing their general credit limits.

•	To meet working capital needs, corporate card limits of companies working with Halkbank and Ziraatbank will be increased.

•	Vakıfbank would provide flexibility for all credit installments and payments of companies until June 30, 2020, including end-of-March interest payments.

•	Vakıfbank will provide businesses with a long-term loan up to 3 months’ salary in order to meet their loan demands for employment protection.

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Vakıfbank will ensure that the existing loans of the enterprises are restructured in accordance with their cash flows and according to their sectoral status. The sector-specific loans, including tourism and urban public transportation, will be structured periodically for up to 12 months.

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In order to facilitate the public payment obligations of companies, such as taxes and social security, Vakıfbank will increase its cash management limits, and will allow installments up to 12 months for payments from these limits.

•	Vakıfbank will increase its cost-free supply capacities by increasing the limit for Business Cards owned by companies.

•	Vakıfbank BankoÇek will help reduce cash needs and provide cost-free financing through the introduction of banking guarantee facilities by increasing the limit and prevalence of its product.

•	Vakıfbank will be able to postpone installments and credit card payments of retail credit customers for up to 3 months.

•	On June 1, 2020, Vakıfbank, Halkbank and Ziraat Bank announced 4 new loan packages in order to boost economic activity.

•	On October 26, 2020, Vakıfbank, Halkbank and Ziraat Bank introduced the Micro Enterprises Support Package, which offers financing of up to TL 100,000 for SMEs.

Deferring in payments and criminal proceedings

•	Receivables from KOSGEB’s reimbursement for loans will be postponed for 3 months, and projects will be given an additional 4 months.

•	The failure to pay the rental price for working places between March 1, 2020 and June 30, 2020 would not constitute a reason for the termination of the rental contract and eviction.

•	Restructuring or disbursement of new loans will not create legal or criminal liability.

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With an amendment made to the Cheques Law, execution of the sentences of those convicted of cheques-related crimes committed on or before March 24, 2020 would be suspended. The convicted individual would pay one-tenth of the unpaid portion of the check price to the creditor within one year after the release date. If he pays the remaining portion in 15 equal installments every two months from the end of the one year period, the criminal conviction would be dropped. If one-tenth of the unpaid part of the check price is not paid within one year from the date of execution, the execution of the verdict would be decided upon the petition of the creditor. If the convicted individual does not pay one of the installments in the given time period, this installment that they did not pay would be added as an installment at the end of the period. In the case an individual does not pay one of the remaining installments, the court would decide on the execution of the sentence upon the complaint petition of the creditor.

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Initiation of a lawsuit, initiating enforcement proceedings, applications, complaints, objections, warnings, notifications, submissions and timeout periods, deprivation times and mandatory administrative application periods, as well as the periods determined by the judge in the Administrative Judicial Procedure Law, the Criminal Procedure Code and the Law on Civil Procedure and other laws including procedural provisions, were suspended between March 13, 2020 until June 15, 2020.

•	All enforcement and bankruptcy proceedings, follow-up procedures, new enforcement and bankruptcy follow-up requests, except for subsistence cases, were suspended from March 22, 2020 to June 15, 2020.

•	A “Force Majeure” note would be placed on the Credit Registry of the firms that have defaulted in April, May and June.

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Pursuant to a Decision of the Ministry of Treasury and Finance, Value Added Tax and Income Tax payment periods have been extended to April 24, 2020 and April 30, 2020, respectively. No tax share deductions would be made from municipalities against their liabilities of around TL 3 billion for the April, May and June period.

•	The easement rights and revenue share payments related to hotel rentals for April, May and June were postponed for 6 months.

Measures and Policy Considerations Regarding State Owned Enterprises

Containment Measures

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After the first case of COVID-19 in Turkey was reported on March 10, 2020, a Presidential Circular was issued allowing civil servants to work flexibly from home. The measures apply to all public sector employees, including those who are employed by state owned enterprises (SOEs), regardless of the contractual arrangement. The Presidential Circular allowed public employees to work in shifts to ensure continuity of essential services. When working in shifts, those who are not working are considered to be on administrative leave. Principles and procedures for the implementation of flexible working measures are determined by the heads of public institutions and the general directors of SOEs. During this period, SOEs are allowed to hold all kinds of meetings including boards of directors meetings though remote participation. All SOEs returned to their usual working hours as of June 1, 2020, with some flexibility.

Budget Measures

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Knowing that the COVID-19 outbreak and its containment measures may put corporate balance sheets of SOEs under pressure, cash flows of SOEs are being closely monitored during this period in order to detect any liquidity problems. Capital injections to SOEs are provided in accordance with the planned calendar. No additional capital injection due to COVID-19 pandemic has been provided yet. However, around TL 3.5 billion of dividend payments of some SOEs (DHMİ, MKEK, ETİ MADEN) which were expected to be received in 2020 have been postponed to 2021. In addition, upon the request of Turkish Petroleum Corporation (“TPAO”), the Treasury Levy, a monthly payment equivalent to 10% of company’s gross sales, for the April- December 2020 period has been postponed to 2021.

Unforeseen State Ownership

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On March 18, 2020, the President announced the “Economic Stability Shield Program” in order to balance the adverse effects of the COVID-19 outbreak. The package includes support for businesses including deferral of value-added tax and social security payments and postponement of debt repayments for companies affected by the crisis for a minimum of three months. The interventions for private firms relating to COVID-19 have so far mostly focused on illiquidity. Taking equity stakes in companies in financial distress could be an option, but no nationalization (extension of state ownership) by these means has been undertaken so far, and there is no intention to do so.

Sectoral Effects

Effects on SOEs Operating in the Transport Sector

The COVID-19 pandemic restricted the movement of passengers and freight transport significantly all over the world and adversely affected nearly all transportation modes. The pandemic reduced the revenue of the SOEs in the transportation sector, especially State Airports Authority (DHMI), Turkish State Railways (TCDD) and the General Directorate of Coastal Safety (KEGM).

•	GENERAL DIRECTORATE OF STATE AIRPORTS AUTHORITY (DHMİ)

Airline freight and passenger transportation attracts attention as one of the most disrupted and most adversely affected transportation modes. As of March 27th, domestic flights except for some flights from Ankara and İstanbul to some metropolitan cities and all international flights were suspended. Domestic flights resumed on June 1, 2020 and international flights resumed gradually beginning on June 10, 2020. Due to the decrease in revenue and deterioration in cash flow, dividend payment to central budget for 2020 has been postponed in order to support the fiscal status of the enterprise.

•	GENERAL DIRECTORATE OF TURKISH STATE RAILWAYS (TCDD) AND TURKISH STATE RAILWAYS TRANSPORT COMPANY (TCDD TAŞIMACILIK A.Ş.)

The decline in the number of passenger trains due to travel restrictions and the decrease in the travel demand due to the pandemic have negatively impacted the income of TCDD. Also as the main infrastructure investor in Turkish railways, TCDD pays special attention to the procedures to be followed against COVID-19 in its construction projects since a possible loss of workforce would cause disruptions in project schedules.

TCDD Transport, a subsidiary company of the TCDD, also suffered due to COVID-19 as passenger revenue declined. However, railway freight transport has been relatively less affected by the pandemic and passenger rail has come to the fore as the preferred mode of passenger transportation. There has been a considerable increase in demand for railway freight transport in the eastern corridor after the temporary closure of Turkey’s customs gates with Iran and Iraq.

•	GENERAL DIRECTORATE OF COASTAL SAFETY (KEGM)

General Directorate of Coastal Safety (KEGM) is responsible for assisting and improving the safety of navigation of freight and passenger ships in Turkish Waters, especially in Turkish Straits.

As international trade declined and the volume of ship traffic decreased in Turkish Straits, KEGM’s revenues fell. However, as the Enterprise’s revenue is mostly in foreign currency, KEGM expects to partially compensate this decline with the increase in exchange rate over the last months. Effects on SOEs Operating in the Energy Sector

The COVID-19 pandemic, which reached Turkey in March of 2020, had a significant impact on electricity consumption. While the electricity consumption in January and February increased by more than 3% compared to the same period last year, the consumption in March was similar to March 2019 and the consumption in April 2020 decreased by 18% compared to the same month in previous year.

A decrease in electricity consumption affects electricity generation. In this context, imported coal-based electricity generation decreased by 26% and natural gas-based electricity generation decreased by 50% compared to 2019 and the first 3 months of 2020.

Effects on SOEs Operating in the Coal Sector

The COVID-19 pandemic also affected the hard coal production in Zonguldak region. Coal production was suspended between March 31 — June 1, 2020 in the coal mines of the Turkish Hard Coal Company. On the other hand, lignite production has continued uninterrupted.

Measures taken regarding social security and labor markets are as follows:

•	Layoff bans were first imposed in April 2020 for a period of three months. During the layoff ban, a subsidy from the Unemployment Insurance Fund was introduced for affected workers. The Turkish government extended the layoff ban on September 4, 2020 until November 17, 2020; subsequently on October 27, 2020 until January 17, 2021; on December 30, 2020 until March 17, 2021; on March 9, 2021 until May 17, 2021; on April 30, 2021 until June 30, 2021.

•

The Turkish government loosened conditions for eligibility for short-time work allowance. The Turkish government took such measures starting in April 2020 and previously extended such measures from the end of June 2020 to the end of July 2020, and subsequently to the end of August 2020. At various times, the short-time work allowance has been extended for an additional two months in accordance with August 30, 2020, October 26, 2020, December 22, 2020, February 18, 2021 presidential decrees, and an additional three months in accordance with a presidential decree of April 22, 2021.

•	The social security contributions relating to the April-June period were postponed for 6 months.

•	TL 1,000 cash assistance was provided to people in need. Later, the cash assistance was increased to TL 1,100.

•	Minimum amount of pension is raised to TL 1,500.

Other Measures Taken by the Government in Various Areas During the Pandemic Process

On March 30, 2020, President Erdoğan launched a National Solidarity Campaign to aid fight against COVID-19, donating seven of his monthly salaries to the initiative.

On April 10, 2020, a 48-hour curfew was imposed in 31 provinces beginning at midnight as part of measures to stem the spread of COVID-19. The curfew is ordered in the capital Ankara, Adana, Antalya, Aydin, Balikesir, Bursa, Denizli, Diyarbakir, Erzurum, Eskisehir, Gaziantep, Hatay, Istanbul, Izmir, Kahramanmaras, Kayseri, Kocaeli, Konya, Malatya, Manisa, Mardin, Mersin, Mugla, Ordu, Sakarya, Samsun, Sanliurfa, Tekirdag, Trabzon, Van and Zonguldak.

On April 14, 2020, President Recep Tayyip Erdoğan announced that curfews would continue to be imposed every weekend until the pandemic subsides with the next curfew to be imposed on April 18-19, 2020.

On May 4, 2020, President Erdoğan revealed the next steps to start post-COVID-19 normalization. According to the normalization plan, travel restrictions were lifted from seven cities, namely Antalya, Aydin, Erzurum, Hatay, Malatya, Mersin, and Mugla. Moreover, hair salons and shopping malls were reopened as of May 11, 2020, and people over age 65 were allowed to go outside for four hours a day starting on May 10, 2020. As of May 13, 2020, children up to age 14 were able to go out within walking distance of their houses from 11 a.m. till 3 p.m., and people aged 15-20 were able to go out as of May 15, 2020 under the same conditions. He also noted that that the National Solidarity Campaign to raise money to fight the virus and its impact had netted some TL 1.91 billion (U.S.$271 million) in donations.

On May 9-10, 2020, a two-day curfew was imposed in 24 provinces. Curfew was effective in the capital Ankara as well as Adana, Balikesir, Bursa, Denizli, Diyarbakir, Eskisehir, Gaziantep, Istanbul, Izmir, Kahramanmaras, Kayseri, Kocaeli, Konya, Manisa, Mardin, Ordu, Sakarya, Samsun, Sanliurfa, Tekirdag, Trabzon, Van and Zonguldak.

On May 11, 2020, travel restrictions were lifted from additional 9 cities, namely Adana, Diyarbakır, Mardin, Trabzon, Ordu, Denizli, Kahramanmaraş, Şanlıurfa ve Tekirdağ.

On May 16-19, 2020, a four-day curfew was imposed in 15 provinces, namely Ankara, Balikesir, Bursa, Eskisehir, Gaziantep, Istanbul, Izmir, Kayseri, Kocaeli, Konya, Manisa, Sakarya, Samsun, Van and Zonguldak.

On May 23-26, 2020, a four-day nationwide curfew was imposed during the Muslim Eid holiday.

On May 28, 2020, President Recep Tayyip Erdoğan announced the next steps on post- COVID-19 normalization. According to the announcement, all intercity travel restrictions would be lifted and civil servants on administrative leave or working remotely would return to their workplaces as of June 1, 2020. Moreover, as of June 1, 2020, enterprises such as restaurants, patisseries, cafes, tea gardens, swimming pools, and hot springs (excluding places of entertainment) would reopen; the motorway service area would begin to serve; beaches, parks, gardens, driving courses, restaurants, archaeological sites, libraries, youth centers and camps, and museums in Turkey would reopen; and daycare centers and kindergartens would reopen. According to the announcement, restrictions on individual sports have ended, while restrictions on sea tourism, fishing, and transportation were also lifted within the determined rules. Curfew on children under age 18 was lifted for Wednesdays and Fridays between 2 p.m. to 8 p.m. According to the announcement, the curfew was set to continue for people over age 65 except Sundays between 2 p.m. to 8 p.m.

On May 28, 2020, a two-day curfew was declared in 15 provinces, to be imposed on May 30-31, 2020. The curfew was to be in effect in Ankara, Istanbul, Izmir, Balikesir, Bursa, Eskisehir, Gaziantep, Kayseri, Kocaeli, Konya, Manisa, Sakarya, Samsun, Van and Zonguldak.

On June 1, 2020, domestic flights resumed as part of the normalization process, with the first flights coming from Istanbul to major cities of Ankara, Izmir, Antalya, and Trabzon provinces.

On June 4, 2020, Turkey reopened its customs gates with Iran and Iraq after months of closure due to COVID-19.

On June 11, 2020, Turkey lifted restrictions on entrances and exits for Turkish citizens and foreign nationals, except for the country’s land border with Iran. Moreover, on the same day, 14-day home quarantine was lifted for Turkish expats visiting the Republic. The Istanbul Airport partially resumed on to international flights, which had been suspended for two months, as part of the normalization process from the COVID-19 pandemic. Turkey’s national flag carrier Turkish Airlines began scheduling flights again from Istanbul Airport to Germany, the UK and the Netherlands.

On June 12, 2020, Turkey’s top-tier football league resumed after a three-month break due to the COVID-19 pandemic.

On June 18, 2020, Turkey made it mandatory for people to wear face masks in public in three more provinces as part of measures to curb the spread of the virus. With these new measures, wearing masks has become mandatory in 45 provinces.

As of June 22, 2020, those not wearing a mask in cities where they are compulsory would be fined TL 900 (U.S.$131.00).

On June 27, 2020, a partial curfew was imposed as nationwide university entrance exams were held. The curfew started at 9:30 a.m. (0630 GMT) and ended on at 3:00 p.m. (1200 GMT). The following day, June 28, 2020, another partial curfew was imposed as the second day of nationwide university entrance exams were held. The curfew started at 9:30 a.m. (0630 GMT) and ended at 6:30 p.m. (1530 GMT).

On July 21, 2020, working hour restrictions that were imposed for certain businesses due to COVID-19, such as restaurants, cafes, coffeehouses, tea houses and clubhouses, were lifted.

On August 5, 2020, the Ministry of Interior ordered the provincial administrations to step up inspections to identify violations of rules to stem the spread of COVID-19, from social distancing to the wearing of protective masks. On August 6, 2020 and August 11, 2020, the Government held a massive nationwide inspection into the implementation of COVID-19 measures.

As of August 17, 2020, citizens 65 years of age and above or suffering from chronic diseases in the Turkish capital Ankara were restricted access to weddings, funerals, condolences, marketplaces and social activities. As part of measures in Ankara, public transport and taxis were required to place a fiberglass separator in vehicles between drivers and passengers.

On August 26, 2020, the Government introduced certain restrictions for some social activities in 14 provinces, including the ones among the most-populated provinces of the country such as Ankara, Bursa, Adana, Konya, Şanlıurfa, Gaziantep, Diyarbakır and Kayseri. The Interior Ministry’s relevant Circular stated that weddings would be limited to one hour, the chairs in wedding halls would be rearranged per social distancing rules, the dance floors would be closed and all types of food and beverage service and catering -except packaged water service- would be prohibited in the 14 provinces. The Circular also stated that citizens aged 65 and over and children under the age of 15 who were not first or second-degree relatives of the bride and groom would be prohibited from attending weddings and related ceremonies.

On September 2, 2020, the Interior Ministry sent a circular on expanding virus restrictions from 14 to all of the 81 provinces in the country.

On September 7, 2020, standing passengers in public transportation were prohibited.

On September 8, 2020, the Interior Ministry sent a circular which mandated the wearing of masks in all public areas. In addition, according to the circular, no music (including live music, recordings, etc.) would be allowed under any circumstances in restaurants, cafes, hotels, and all similar food and beverage or entertainment venues after midnight.

On September 15, 2020, Turkey officially launched judicial e-hearings to limit the number of people in courtrooms during the COVID-19 outbreak.

On September 21, 2020, schools were reopened across the country with a reduced schedule.

On September 28, 2020, Industry and Technology Minister Mustafa Varank announced that clinical processes were underway for three locally produced vaccines and added that once the certification process is completed; producing vaccines for human trials would be started.

On September 30, 2020, Turkish authorities expanded the use of trace and track technology to trace COVID-19 patients. Travelers would be required to show their HES code while traveling on inner-city mass transit or while staying at hotels and other accommodation facilities across the country under the new set of measures. HES, an abbreviation for Hayat Eve Sığar (Life Fits Into Home), is a mobile app developed by the Health Ministry that generates a unique personal code. The code will be integrated into electronic passes used in mass transit, including the metro and buses. Electronic passes of COVID-19 patients would remain suspended during the stay-at-home isolation period. The move aims to discourage quarantine violators. Hotels would also be barred from accepting customers who are unable to show their HES code. Hotels and other accommodation facilities accepting such customers would be shut down for 10 days.

On November 3, 2020, the Turkish government introduced new measures requiring hairdressers, wedding halls, swimming pools, astroturfs, theaters, cinemas, concert halls and other similar establishments to close by 10 p.m. Such measures would apply to cafes and restaurants; however, such businesses would be allowed to offer meals for takeout after 10 p.m.

On November 4, 2020, the governor of Istanbul announced new restrictions for public sector employees and new working hours for industrial workers in Istanbul. The governor stated that employees that are aged 60 or older, employees that are pregnant, employees with children aged 10 and younger and employees with illnesses would be allowed to work from home. Such measures followed the flexible working hours that had already been applied in the public sector since September 2020. The governor also stated that the scope of separate shifts in the public sector to limit the number of employees in the same workplace and remote working procedures would be expanded, and industrial workers in the private sector would start working at 7 a.m.

On November 5, 2020, the Ministry of Interior announced in a circular sent to the governors’ offices of all 81 Turkish provinces that the number of security teams working in crowded streets and market places would be expanded to enable more effective inspections related to COVID-19.

On November 17, 2020, Turkey announced sweeping restrictions to keep surging Covid-19 cases in check. Under the new measures, the government would impose a nationwide partial curfew on weekends from 8 p.m. to 10 a.m. Schools would remain closed for the remainder of the fall semester, and restaurants and cafes would only be allowed to provide delivery and takeout orders. Businesses such as grocery stores, shopping malls, and hair salons would be only allowed to operate from 10 a.m. to 8 p.m. The previously introduced curfew for senior citizens aged 65 and older was expanded to include people aged 20 and below. However, senior citizens would be permitted to go outside between 10 a.m. and 1 p.m., while people aged 20 or younger will be allowed out from 1 p.m. to 4 p.m. to avoid any overlap between these two groups. Other measures included the closure of traditional Turkish tea houses until further notice, as well as shutting down cinemas until the end of the year. All sports events would continue to be held behind closed doors.

On February 2, 2021, the Minister of National Education announced that schools in rural locations would return to in-class education on February 15, 2021.

On March 1, 2021, President Erdoğan announced easing of Covid restrictions based on conditions in individual provinces, which have been divided into 4 risk groups: low, medium, high and very high. According to easing decisions, weekend curfews would be lifted in low and medium risk provinces, while restrictions on Sunday would continue in high and very high risk provinces. The nationwide curfew from 9 p.m. to 5 a.m. would remain. Restaurants and cafes would be open for in-person dining with half capacity from 7 a.m. to 7 p.m. in low, medium and high risk provinces. Face-to-face education would begin full-time for preschools, and part-time for primary schools, for 8th and 12th grades across the country. Secondary and high schools would start in-person education only in low and medium risk provinces. Public sector workers would return normal working hours throughout the country, while governors’ offices would be allowed to make different arrangements based on the pandemic related developments and the needs of the particular province, if needed.

On March 29, 2021, Turkey announced that it would re-enforce weekend curfews in very high risk provinces starting on April 2, 2021 amid surging Covid-19 cases. In the holy month of Ramadan, curfew would be valid nationwide for on weekends. During the holy month of Ramadan, gatherings for sahur and iftar meals – held before and after daytime fasting hours, respectively – would be prohibited nationwide. Additionally weekend lockdowns would be in place across Turkey during the Muslim holy month. During Ramadan, throughout Turkey, businesses like restaurants and coffeehouses would be open only for takeaway services. Ramadan started on April 13 and ended on May 13.

On April 13, 2021, Turkey declared a two-week partial lockdown to help curb a recent rise in Covid-19 cases in the country. The new measures against the virus went into effect on April 14, 2021 and continued for the first two weeks of the Muslim holy month of Ramadan. Among the new restrictions was an expanded weekday curfew to start at 7.00 p.m. — previously 9.00 p.m. — and to last until 5 a.m., during which inter-city travel was also banned, excluding necessary and urgent situations. Cafes, restaurants, and teahouses also only providde home-delivery and takeaway services, while wedding halls, sports centers, and game halls were closed until the end of the Eid holiday marking the end of Ramadan in the country.

On April 26, 2021, Turkey announced that it would enforce a full lockdown starting in the evening on April 29 and lasting until on May 17, to stem the spread of COVID-19. Certain groups including emergency service workers and employees in the food and manufacturing sectors would be exempt. All intercity travel would require official approval, all schools would be switched to online education, and a capacity limit would be imposed for users of public transport.

On May 16, 2021, Turkey announced that it would gradually lift restrictions starting on May 17. During the period between May 17 and June 1, weekdays would see a nightly curfew of 9 p.m. to 5 a.m. and intercity travel would be allowed outside of curfew days and hours, while weekends would be under full lockdown.

On May 31, 2021, Turkey announced further easing of restrictions as a second step of gradual normalization process. Until the end of June, a curfew would be imposed from 10 p.m. to 5 a.m. on weekdays and Saturdays, and a full lockdown would be in place on Sundays. Restaurants and cafes would provide in-person service between 7 a.m. and 9 p.m., while delivery would continue until midnight. Businesses such as tea houses, astroturfs, sports halls, and amusement parks would be open between 7 a.m. and 9 p.m. except Sunday. Turkey also gradually restarted in-person learning two days a week for primary school students as of June 1, 2021, and for secondary school and high school students as of June 7, 2021, in line with its efforts to return to normalcy. In-person learning would resume in villages and sparsely populated settlements for five days a week. The 2020-2021 academic year ended on July 2, 2021 for such schools. On the other hand, universities will begin the new academic year on September 13, 2021.

On June 21, 2021, President Erdoğan announced that the curfew restrictions as well as intercity travel restrictions and restrictions on urban public transport would be completely lifted across the country as of July 1, 2021. Public sector workers also returned to normal working hours across the country as of July 1.

POLITICAL CONDITIONS

On June 4, 2020, a CHP deputy and two HDP deputies were sentenced for “being part of an armed terrorist group” and “leaking state secrets” a day after the parliament revoked their seats. The parliamentary status of these deputies was removed due to the finalized sentences given by the courts. On February 11, 2021, the CHP deputy regained his deputyship after a court order for his retrial. On March 17, 2021, the parliamentary status of another HDP deputy was removed due to sentences on terrorism charges. On the same day, the chief public prosecutor of the Supreme Court of Appeals filed an indictment seeking dissolution of the opposition party, HDP. On March 31, 2021, Turkey’s Constitutional Court returned the indictment on the closure of HDP over procedural deficiencies. On June 7, 2021, the chief public prosecutor of the Supreme Court of Appeals refiled the indictment that sought the dissolution of HDP. On June 21, 2021, the Constitutional Court accepted the new indictment for the case.

On May 17, 2021, a new political party, named Homeland Party, was founded by Muharrem İnce, who is a former CHP deputy. The party is represented by three deputies in the Grand National Assembly of Turkey.

The following table sets forth the composition of the Assembly by total number of seats as of June 25, 2021:

Number of Seats
Justice and Development Party (AKP)	288
Republican People’s Party (CHP)	135
Peoples’ Democratic Party (HDP)	55
Nationalist Action Party (MHP)	48
İYİ Party	36
Homeland Party	3
Turkish Workers Party	4
Grand Unity Party	1
Democracy and Progress Party	1
Democratic Party	2
Democratic Regions Party	1
Felicity Party	1
Novelty Party	1
Independent	7

Total	583

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The European Union and the United Kingdom

On November 11, 2019, the European Council stated that it had adopted a framework of restrictive measures in response to Turkey’s drilling activities in the Eastern Mediterranean. According to the press release issued by the European Council, the framework would make it possible to sanction individuals or entities responsible for or involved in drilling activities of hydrocarbons in the Eastern Mediterranean. Possible sanctions would include a travel ban to the EU and asset freezes for persons and entities. In addition, EU persons and entities would be forbidden from making funds available to the sanctioned individuals and entities. The Ministry of Foreign Affairs of the Republic of Turkey, with a statement on November 11, 2019, reconfirmed that Turkey will continue to assert its rights under international law as well as the rights and interests of Turkish Cypriots. For additional information, see “Recent Development — Foreign Policy and International Relations — Eastern Mediterranean.”

On February 27, 2020, the European Council agreed to impose “sanctions” on two Turkish officials in relation to Turkey’s drilling activities in the Eastern Mediterranean. The decision was declared null and void by the Ministry of Foreign Affairs of Republic of Turkey in a press release dated February 28, 2020.

In December 2019, the European Court of Human Rights (ECHR) ruled that Turkish citizen Osman Kavala’s detention took place in the absence of sufficient evidence that he had committed an offence, in violation of his right to liberty and security under the European Convention on Human Rights. In September 2020, Council of Europe urged Turkey to ensure the immediate release of him pending the Turkish Constitutional Court’s decision on his case. The decision was taken during the Committee’s latest regular meeting to examine the implementation of judgments from the European Court of Human Rights. On December 15, 2020, Osman Kavala had filed an individual application to the Constitutional Court claiming that his rights to liberty and safety were violated and his detention was illegal. The Constitutional Court ruled that the rights of Osman Kavala had not been violated. On December 22, 2020, The ECHR ruled that the arrest of politician Selahattin Demirtas in 2017 for terror charges violated his freedom of expression and right to participate in elections. The court also urged Turkey to take all necessary measures for the release of Demirtas.

On March 22, 2021, the Joint Communication on the State of Play of EU-Turkey political, economic and trade relations prepared by the High Representative and the Commission was submitted to the EU Council.

The document included issues such as the situation in the Eastern Mediterranean, Cyprus issue, cooperation on common security and defence policy and counter terrorism, migration, visa liberalization, modernisation of the Customs Union and economic cooperation.

On March 25, 2021, following the meeting of the European Council members EU leaders adopted a statement, which said that the de-escalation of tension in the Eastern Mediterranean, the resumption of talks between Turkey and Greece, and the upcoming talks on the Cyprus question under the auspices of the United Nations were welcomed. “Provided that the current de-escalation is sustained and that Turkey engages constructively, and subject to the established conditionalities set out in the previous European Council conclusions, in order to further strengthen the recent more positive dynamic, the EU is ready to engage with Turkey in a phased, proportionate and reversible manner to enhance cooperation in a number of areas of common interest and take further decision at the European Council meeting in June,” the statement also read. In terms of economic cooperation, the European Council invited the Commission to intensify talks with Turkey to address current difficulties in the implementation of the Customs Union, ensuring its effective application to all Member States, and invited in parallel the Council to work on a mandate for the modernisation of the Customs Union. They also said that they appreciated Turkey’s hosting of around 4 million Syrian refugees and agreed that the assistance of the EU for the refugees and host communities be continued. The statement also said that cooperation with Turkey on migration management should be strengthened, notably in areas such as border protection, combatting illegal migration, as well as the return of irregular migrants and rejected asylum seekers to Turkey, in accordance with the EU-Turkey Statement, applied in a non-discriminatory manner.

On EU Summit on June 24, 2021, EU leaders agreed to provide 3 billion euros in extra funding from 2021 to 2024 to help Turkey host millions of refugees from Syria.

On June 25, 2021, The European Council published a statement in which they stated that The European Council calls on the Commission to put forward without delay formal proposals for the continuation of financing for Syrian refugees and host communities in Turkey, Jordan, Lebanon and other parts of the region, in line with the statement of the Members of the European Council of March 2021 and within the context of the EU’s overall migration policy.

European Commission’s 2020 Report

The European Commission published the 2020 Enlargement Package, including Country Reports of all candidate and potential candidate countries on October 6, 2020 (the “2020 EC Report”). The 2020 EC Report underlined Turkey’s ability to assume the obligations of EU membership, while acknowledging progress with limited pace and fragmentation. While the 2020 EC Report indicated Turkey’s limited progress and backsliding on a number of issues, it nevertheless reaffirmed that Turkey remains a key partner of the EU. The 2020 EC Report noted the high level of integration in terms of trade between Turkey and the EU, indicating, however, a decline on the share of Turkish exports to the EU and the share of Turkish imports from the EU. The 2020 EC Report highlighted that Turkey is EU’s sixth largest trading partner and that the EU is Turkey’s largest trading partner. The 2020 EC Report underlined the importance of good neighborly relations and regional cooperation, especially in light of geopolitical tensions in the Eastern Mediterranean. The 2020 EC Report repeated the European Council’s statement on October 1, 2020 which declared that provided constructive efforts on the part of Turkey in Eastern Mediterranean and the Aegean Sea continued, a positive political EU-Turkey agenda with particular emphases on the modernization of the Customs Union and trade facilitation, people to people contacts, high level dialogues, and continued cooperation on migration issues is possible, in line with the 2016 EU-Turkey Statement.

Brexit

The United Kingdom (the “UK”) departed the EU on January 31, 2020, in accordance with the revised withdrawal agreement agreed upon by the EU and the UK in October 2019 (“Brexit”). The transition period for negotiating the future relationship between the UK and EU began on February 1, 2020 and a trade deal was signed on December 24, 2020.

For the duration of the UK’s membership in the EU until October 31, 2019, the institutional and legal framework of the trade and economic relationship between Turkey and the UK government was the Customs Union between Turkey and the EU.

The Customs Union, which is a unique model between Turkey and the EU on a global scale, is currently established mainly on trade of goods between Turkey and the EU member countries. Its legal structure and implementation do not include financial transactions and capital movements. Thus, it has to be underlined that with regards to Brexit, finance and capital movements between the two countries will fall outside of the scope of the Customs Union due to the fact that the Customs Union includes solely trade and is established on the exchange of products based on customs/tariff exemptions produced on Turkish territory and EU member states. As of today the UK is the number two market for Turkish exports and Turkey’s sixth largest trade partner in terms of the export and import of goods. The total volume of bilateral trade between the two countries was U.S.$16.3 billion in 2019.

With regard to trade, from the onset of Brexit negotiations, Turkey began an in-depth analysis of the potential effects of Brexit on the Turkish economy as well as Turkish trade with the UK. On December 29, 2020, Turkey and United Kingdom signed a Free Trade Agreement. The Agreement became effective on January 1, 2021.

United States

On January 3, 2018, a jury in New York federal court found Mehmet Hakan Atilla, a former executive at Turkey’s majority state-owned Halkbank, guilty on charges that included bank fraud, conspiracies to evade U.S. sanctions against Iran and to commit money laundering. He was found not guilty on money laundering. In a statement made after the verdict, counsel for Mehmet Hakan Atilla announced their intent to appeal. Mehmet Hakan Atilla’s sentencing, originally set for April 11, 2018, was first postponed to May 7, 2018 and then to May 16, 2018. On May 16, 2018, a New York judge sentenced Mehmet Hakan Atilla to 32 months in prison for his participation in a scheme to violate U.S. sanctions on Iran. Mehmet Hakan Atilla was released on July 19, 2019. On October 15, 2019, the U.S. Department of Justice announced that the indictment prepared by the New York South District Prosecutor’s Office regarding Halkbank was accepted. Halkbank was charged in a six-count indictment with fraud, money laundering, and sanctions offenses related to the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. The case has been assigned to District Judge Richard M. Berman, who was also the judge in Hakan Atilla’s trial. The first hearing was held on March 31, 2020, where Halkbank pleaded not guilty to the charges against it. On February 16, 2021, a U.S. judge agreed to dismiss a case brought against Halkbank by litigants who were the victims or related to victims of attacks carried out by groups linked to Iran, with the condition that the sides agree to submit the case to the jurisdiction of Turkish courts. On 12 April 2021, Halkbank urged a United States appeals court to dismiss a case over alleged violations of sanctions on Iran, before the United States Court of Appeals for the Second Circuit. Halkbank’s lawyer in the U.S. said U.S. prosecutors had no jurisdiction over the bank because it is immune under the U.S. Foreign Sovereign Immunities Act.

On January 3, 2019, Representatives of Turkey’s foreign and defense ministries and the Defense Industry Presidency met with a visiting U.S. delegation in Ankara. In the meeting, the U.S. presented its proposal to Turkey for the sale of a Patriot missile system.

In December 2017, Turkey agreed to acquire a U.S.$2.5 billion S-400 air and missile defense system from Russia. At the time the transaction was announced, the Pentagon indicated that, as a result of the transaction,

Turkey risked expulsion from the F-35 program under which the country stood to acquire 100 fighter jets from the U.S., and also risked sanctions under a law known as the Countering America’s Adversaries Through Sanctions Act (CAATSA) that targets transactions with the Russian defense industry. On June 10, 2019, the U.S. House of Representatives passed a resolution calling on the Turkish government to cancel the acquisition of the S-400 missile system. The initial delivery to Turkey of supplies and materials relating to the Russian defense system took place in July 2019. On July 17, 2019, the White House and the U.S. Department of Defense announced that Turkey would be removed from the F-35 program due to the procurement of the S-400 air and missile defense system. On October 16, 2020, following unconfirmed allegations of Turkey’s testing of the S-400 missile system, the U.S. Department of Defense reiterated that an operational S-400 system is not consistent with Turkey’s commitments to its allies. On October 22, 2020, Turkey’s Defense Minister Hulusi Akar said that the S-400 missile system will not be integrated into NATO systems and will be deployed independently and reassured that the purchase of the S-400s addressed Turkey’s legitimate security concerns and their use will not distance Turkey from NATO. On December 14, 2020, the United States imposed sanctions that targeted Presidency of Defense Industries (SSB) of Turkey, its chairman Ismail Demir and three other employees. On December 30, 2020, Turkey’s Foreign Minister Mevlut Cavusoglu stated that Turkey and the United States had started talks to form a joint working group regarding U.S. sanctions imposed over Ankara’s purchase of Russian S-400 missile defense systems.

On October 14, 2019, the U.S. Treasury Department announced sanctions on two Turkish ministries (Ministry of National Defense and Ministry of Energy and Natural Resources) and three senior government officials (Minister of National Defense Hulusi Akar, Minister of Energy and Natural Resources Fatih Dönmez and Interior Minister Süleyman Soylu) over Turkey’s anti-terror operation in northeastern Syria. The two Ministries and three Ministers have been designated pursuant to an Executive Order of October 14, 2019. This Executive Order and OFAC’s (Office of Foreign Assets Control) regulations generally prohibit all dealings by U.S. persons or persons within (or transiting) the U.S. that involve any property or interest in property of blocked persons. According to the official statement by the U.S. Treasury Department, OFAC is prepared to issue authorizations, such as general or specific licenses, as appropriate, to ensure that these “sanctions” do not disrupt Turkey’s ability to meet its energy needs. Additionally, OFAC issued three General Licenses simultaneously with the Executive Order of October 14, 2019. One of these three licenses authorizes official activities of the United Nations involving the Ministry of National Defense or the Ministry of Energy and Natural Resources of the Government of Turkey.

On October 17, 2019, Minister Çavuşoğlu met with a U.S. delegation including U.S. National Security Advisor Robert O’Brien and James Jeffrey, the U.S. special envoy for the anti-DAESH coalition. In addition, President Erdoğan also received a visit from a delegation headed by U.S. Vice President Mike Pence on October 17, 2019. As a result of these meetings, Turkey and the U.S. reached an agreement shortly thereafter. According to that 13-point agreement, the U.S. was to make sure that the terrorist organization YPG withdrew from the declared safe zone within 120 hours. In return, Turkey agreed to pause Operation Peace Spring for 120 hours. Within the 120-hour timeframe, the agreement required that the weapons in the hands of the YPG were to be re-collected, their fortifications and fighting positions were to be destroyed and they were to be removed from the 30-km declared safe zone. Upon the completion of this process, Turkey agreed to halt Operation Peace Spring and the safe zone would be left to the Turkish Armed Forces’ control. According to this agreement with the U.S., upon the completion of this process all “sanctions” against Turkey would be lifted. On October 23, 2019, the U.S. Department of the Treasury’s Office of Foreign Assets Control removed “sanctions” imposed on the Government of Turkey’s Ministry of National Defense and the Ministry of Energy and Natural Resources, as well as the Minister of National Defense, Minister of Energy and Natural Resources, and the Minister of the Interior, following Turkey’s pause in military operations in Syria as agreed to with the U.S. on October 17, 2019.

On December 20, 2019, President Trump signed into law the National Defense Authorization Act for Fiscal Year 2020 (“NDAA”), which included provisions that prohibit the transfer of F-35 aircrafts to Turkey, impose sanctions against the TurkStream project and lift the arms embargo against the Island of Cyprus in favor of the

Greek Cypriot Administration. In its statement on the passage of the draft NDAA in the U.S. Congress, the Ministry of Foreign Affairs of the Republic of Turkey stated that the “bill demonstrates that the Congress persists in disrespecting Turkey’s sovereign decisions and in adopting an irrational hostile attitude by unfairly blocking our participation to the F-35 program despite Turkey having fulfilled all its obligations, renewing calls to implement sanctions in the context of our acquisition of S-400 systems and including references to the TurkStream project.”

On March 27, 2020, following steps taken by the U.S. and Turkey in the face of COVID-19, Turkish Airlines suspended flights between the U.S. and Turkey.

On June 8, 2020, President Erdoğan and President Trump discussed by phone bilateral matters as well as regional developments, in particular the Libyan crisis. President Erdoğan conveyed his concern to President Trump regarding potential links between incidents of violence and looting in the U.S., and the PKK, PYD and YPG that operate in northern Syria. The two leaders agreed on maintaining close cooperation to restore peace and stability in Libya, Turkey’s maritime neighbor.

On April 21, 2021, the U.S. notified Ankara that Turkey had been officially removed from the F-35 program. According to the statement sent to Ankara, the Joint Memorandum of Understanding regarding the F-35 Joint Strike Fighter Program, which opened to participant countries’ signatures in 2006 and was signed by Turkey on January 26, 2007, had been cancelled and Turkey was not included in the new agreement.

On June 14, 2021, President Erdoğan and President Joe Biden met on the margins of the NATO Summit and evaluated the steps that can be taken to fully realize the economic potential between two parties. Turkey and the US have agreed to use direct channels of dialogue effectively and regularly, befitting the two allies and strategic partners. Furthermore, President Erdogan and President Joe Biden agreed that Turkey would take a lead role in securing Kabul airport as the United States withdraws troops from Afghanistan.

Russia

On January 8, 2020, President Erdoğan and President Putin met in Istanbul and attended the opening ceremony of the TurkStream Natural Gas Pipeline Project, which will carry natural gas from Russia to Turkey and Europe.

On February 3, 2020, seven Turkish soldiers and one civilian contractor working with the Turkish military were killed in hostilities in Idlib. Republic of Turkey exercised its inalienable right of self-defense and would continue to do so.

On April 12, 2021, Russia temporarily suspended regular and charter flights with Turkey between April 15 and June 1, 2021 over COVID-19 concerns. However, Russia Deputy Prime Minister Tatyana Golikova said that two regular flights per week between Istanbul and Moscow would continue service, from the Russian capital and then back again. The flights between two countries resumed on June 22, 2021.

Iraq

On June 15, 2020, according to a statement released by the National Defense Ministry, Turkish jets destroyed at least 81 targets amid airstrikes against terrorists in northern Iraq in a new anti-terror mission dubbed Operation Claw-Eagle. According to the National Defense Ministry, this operation, which was launched earlier the same day, was aimed at ensuring the security of the Turkish people and the country’s borders by neutralizing the PKK and other terrorist organizations that had been stepping up harassment and attempted attacks against the police and military bases. The Ministry added that while planning and executing the operation, Turkish forces took great care to protect the lives and property of civilians, as well as the environment.

On June 29, 2020, according to a statement released by the National Defense Ministry, Turkey neutralized 41 terrorists in northern Iraq as part of Operation Claw-Tiger, and also seized a large number of weapons and ammunition belonging to the terrorists.

Turkish armed forces continue to carry out their military activities against terrorist organizations as needed in order to ensure the security of the Turkish people and the country’s borders. The most recent operation by the Turkish armed forces, Operation Claw-Thunderbolt, was launched in June 2020 in order to neutralize the PKK and other terrorist elements.

Syria

On January 20, 2018, Turkey launched “Operation Olive Branch”, a military operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. “Operation Olive Branch” aims to clear the region of armed forces aligned with the PKK, including the PYD and YPG, that control the territory and who threaten the Republic’s national security and civilians’ safety in the region. Operation Olive Branch has been carried out on the basis of international law, in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, return of IDPs and refugees originally from Afrin) based on the principle of “local ownership”.

Idlib has recently become another flashpoint due to the regime’s and its backers’ attacks against civilians and civilian infrastructure. Idlib had been declared a “de-escalation area” by the Astana guarantors in September 2017, as part of the implementation of the De-Escalation Memorandum signed by said guarantors in Nour-Sultan (formerly Astana) in May 2017. At the Sochi Summit on September 17, 2018, Turkey signed an additional Memorandum, in support of the De-Escalation Memorandum, with the Russian Federation to stabilize the situation in Idlib and to preserve Idlib’s de-escalation area status. The regime’s ceasefire violations throughout 2019 and in early 2020 impeded efforts to fully implement the Memorandum. Since May 2019, more than 2,000 civilians have been killed and more than 1.5 million people have been displaced in Turkey due to the regime’s air and land attacks. These attacks also destroyed more than 300 civilian facilities, including schools and hospitals. Turkish observation posts established in line with the De-Escalation Memorandum were targeted and some were encircled. For its part, the regime argued that the attacks were carried out to further the goal of combatting terrorism. However, civilian casualties only fueled further radicalization. The renewed conflict triggered a new humanitarian catastrophe, a mass migration flux towards Turkey and beyond, and risked the collapse of the political process.

On February 27, 2020, a Turkish military convoy, which was deployed to reinforce a Turkish observation post as well as some fortifications, was deliberately targeted and Turkey lost 36 soldiers as a result of this attack.

Against this backdrop, Turkey was compelled to take unilateral action in self-defense and launched “Operation Spring Shield” on February 27, 2020. The operation aimed to (i) protect civilians, (ii) ensure the security of the Turkish military servicemen deployed in Idlib, (iii) preserve the de-escalation area status of Idlib, (iv) contribute to the establishment of a nationwide ceasefire as called for by United Nations Security Council (“UNSC”) resolution 2254, (v) ensure rapid and uninterrupted humanitarian access and (vi) prevent mass displacement movements into Turkey.

During this period, the U.S. Administration and certain prominent Congressmen extended firm and vocal support through statements and social media messages for Turkey’s efforts to restore the ceasefire in Idlib and prevent a humanitarian crisis therein.

As a result of President Erdogan’s visit to Moscow on March 5, 2020, Turkey and Russia signed an Additional Protocol to the Sochi Memorandum (September 17, 2018). The protocol established:

(i)	A ceasefire regime starting at 00:01 hours on March 6;

(ii)	A security corridor 6-km deep to the north and to the south from the M4 highway; and

(iii)	Joint Turkish-Russian patrolling along the M4 highway.

With the Protocol, Russia accepted that the targeting of civilians and civilian infrastructure cannot be justified under any pretext. It was also agreed by the two sides that displacement of Syrians should be prevented and return of refugees as well as internally displaced persons should be facilitated. Thus, the Protocol aimed to prevent the humanitarian crisis and migration pressure from deteriorating further. Following mil-to-mil talks with Russia on the implementation of the aforementioned Protocol, joint Turkish-Russian patrols on the M4 highway started in March of 2020.

Libya

Turkey has intensified its efforts for a peaceful resolution of the conflict in Libya and has continued to promote an inclusive, UN-facilitated political solution to the conflict. From the very beginning of the aggression against the legitimate Government of National Accord in Libya, Turkey tried to create a conducive atmosphere to revitalize a Libyan-led, Libyan-owned political process under United Nations’ auspices. With this understanding, Turkey has supported and actively contributed to UN-led initiatives, including the Berlin Process to find a sustainable solution in Libya.

On November 27, 2019, the Turkish Government and Libya’s United Nations-recognized Government of National Accord signed two memoranda of understanding, namely the “Memorandum of Understanding on Delimitation of the Maritime Jurisdiction Areas in the Mediterranean” and the “Memorandum of Understanding on Security and Military Cooperation”. “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” was ratified in the Parliament on December 5, 2019 and was published in the Official Gazette on December 7, 2019. The MoU entered into force on December 8, 2019. “Memorandum of Understanding on Security and Military Cooperation” was ratified on December 25, 2019, and was published in the Official Gazette on December 26, 2019. The “Memorandum of Understanding on Security and Military Cooperation” is based on the Memorandum of Understanding Regarding Military Training Cooperation between Turkey and Libya dated April 4, 2012. The Memorandum provides a ground to develop cooperation between the two countries, and it shall be applied in security and military fields. Upon the request of Libya’s United Nations-recognized Government of National Accord, on December 30, 2019, Turkish Parliament authorized the Turkish Government on January 2, 2020 to send troops to Libya.

On January 8, 2020, President Erdoğan and President Putin of the Russian Federation called upon all parties in Libya to stop hostilities as of January 12, 2020 and immediately come together at the negotiating table. With the encouragement of Turkey, the legitimate Government of National Accord of Libya signed the joint ceasefire agreement in Moscow on January 13, 2020, while the leader of the so-called “Libyan National Army” refused to sign it. However, a conditional January 12 truce ensured relative stability on the ground then and created a conducive atmosphere for the Berlin Summit to convene.

On January 19, 2020, an international summit was held in Berlin to support the United Nations’ efforts to implement a lasting ceasefire and launch a political process in Libya. President Erdoğan, attended the summit.

On May 11, 2020, the Ministers of Foreign Affairs of Egypt, Greece, France and the United Arab Emirates, and a representative from the Greek Cypriot Administration released a joint declaration criticizing Turkey’s activities in Eastern Mediterranean. On the same date, the Republic’s Ministry of Foreign Affairs criticized the joint declaration as an instance of the hypocrisy of a group of countries seeking regional chaos and instability through their policies and argued that these countries see no harm in sacrificing the democratic aspirations of the people.

On July 22, 2020, in a joint statement following the Turkish-Russian High-Level Consultations, Turkey and Russia announced that they had agreed to continue joint efforts to facilitate the advancement of the intra-Libyan political dialogue in line with the conclusions of the Berlin Conference on Libya and in coordination with the UN. The statement added that both countries agreed to call upon the parties to take measures in order to ensure safe humanitarian access and delivery of urgent assistance to all those in need, and to consider creating a Joint Working Group on Libya and convene the next round of consultations in Moscow in the near future.

On October 26, 2020, Libyan Defense Minister Al-Namroush stated that that a permanent cease-fire reached through the UN’s facilitation would not affect military cooperation and military deals with Turkey.

Eastern Mediterranean

On July 21, 2020, Turkey issued Navtex (navigational telex) sending its research ship named Oruc Reis to carry out seismic research for potential hydrocarbon exploration deposits off the coast of south-west Turkey. Greece has objected to Turkish activities in the area on the grounds that it claims it falls within Greece’s maritime boundaries. Turkey considers Greek claims to be maximalist and argues these claims are based on remote rocks and islets, which cannot have their own continental shelf under international law.

On July 28, 2020, as part of Germany’s efforts to start diplomatic talks between Greece and Turkey, Turkey announced it would suspend its activities in the Eastern Mediterranean as a gesture of goodwill. Following the signing of a maritime border agreement between Greece and Egypt on August 6, 2020, Turkey resumed the research activities of the Oruc Reis on August 10, 2020. Following the meeting of EU foreign ministers on August 27 and 28, 2020, the EU declared sanctions could be considered against Turkey during the EU’s next summit on September 24, 2020.

On September 3, 2020, NATO Secretary-General, Jens Stoltenberg, announced that delegations from Greece and Turkey would hold technical talks. These talks subsequently began on September 10, 2020.

On September 10, 2020, the Southern EU Member States (Med7), namely France, Italy, Spain, Malta, Portugal, Greece and Greek Cypriot Administration, issued a Joint Declaration on the issue. The Republic’s Ministry of Foreign Affairs underlined that in order for dialogue and cooperation to prevail in the Eastern Mediterranean, Greece should accept dialogue with Turkey without any preconditions and that Greek Cypriots should cooperate with the Turkish Republic of Northern Cyprus on the exploration and exploitation of hydrocarbon resources, including via revenue-sharing.

On September 10, 2020, Turkish Foreign Minister, Mevlut Cavusoglu, joined the Committee on Foreign Affairs of the European Parliament through video conference and reiterated Turkey’s readiness for dialogue and urged Greece to agree to diplomatic talks without any preconditions.

On September 13, 2020, the Oruç Reis returned to waters close to the southern province of Antalya for maintenance and personnel changes.

On September 14, 2020, Foreign Minister Mevlüt Cavuşoğlu said that Turkey does not expect the EU to impose sanctions on Turkey over the Eastern Mediterranean dispute. He maintained that as long as Greece continued its maximalist approach and did not respect Turkey’s continental shelf, the tensions in Eastern Mediterranean would not subside. During the interview, the Foreign Minister of Turkey reiterated Turkey’s commitment to hold bilateral talks with Greece and asked Greece to accept Turkey’s call for a dialogue without preconditions.

On September 21, 2020, the EU imposed sanctions on a Turkish maritime company accused of breaking a UN arms embargo on Libya. The Ministry of Foreign Affairs has condemned such sanctions, stating that while Turkey’s humanitarian aid to the legitimate government of Libya is being labeled as a violation of the UN arms embargo, other countries and companies shipping arms to the Haftar regime by land and air have not been deemed to be in contravention to the resolutions of the UNSC.

On September 22, 2020, President Erdoğan had a phone conversation with French President Macron. According to a statement issued by Turkey’s Communications Directorate, President Erdoğan highlighted that Turkey favors dialogue and cooperation to resolve problems. According to a statement issued by the Elysee Palace, President Macron stated that France is always ready for dialogue and attached importance to a solid relationship between the EU and Turkey. On September 23, 2020, President Erdoğan discussed the situation in Eastern Mediterranean with NATO Secretary General Jens Stoltenberg and the head of the EU Commission and stressed Turkey’s call for dialogue.

On September 30, 2020, President Erdoğan sent a letter to the leaders of EU countries, reiterating Ankara’s call for dialogue with Greece amid tensions in the Eastern Mediterranean.

On October 12, 2020, Turkey deployed the Oruç Reis back to the Eastern Mediterranean with a new 10-day NAVTEX. After a series of extensions, the mandate of Oruç Reis was most recently extended to November 14, 2020. The Ministry of Energy and Natural Resources announced that Oruç Reis has completed its activities in the Eastern Mediterranean and returned to Antalya on November 29, 2020.

In its meeting on December 10, 2020, The European Council noted Turkey’s withdrawal of the vessel Oruç Reis and insisted on sustained de-escalation so as to allow for the early resumption of direct exploratory talks between Greece and Turkey. EU leaders reaffirmed the EU’s strategic interest in the development of a cooperative and mutually beneficial relationship with Turkey and stressed the importance of keeping channels of communication between the EU and Turkey open. Nonetheless, the European Council invited the Council to adopt additional listings based on its Decision of November 11, 2019 concerning restrictive measures in view of Turkey’s drilling activities in the Eastern Mediterranean. The European Council also condemned Turkey’s steps in Varosha. On December 11, 2020, Turkish Ministry of Foreign Affairs stated that it rejects what it sees as a biased and illegal approach that has been adopted with the EU Council Conclusions of December 10, 2020, in particular relating to Cyprus, Eastern Mediterranean, Aegean and regional issues.

On January 25, 2021, Turkey and Greece began a new round of exploratory talks to address issues related to the Aegean and Eastern Mediterranean, following a five-year hiatus. In the talks in Istanbul, top Turkish and Greek officials evaluated the issues from previous rounds of talks as well as the current situation, recent developments, and possible steps to be taken. The next talks between Turkey and Greece were held in Athens, the Greek capital, on March 17, 2021. The consultative talks were focused on resolving bilateral disputes in the Aegean and Mediterranean seas, including achieving fair and equitable settlements to issues in the Aegean that began in 2002.

Caucasus (Upper Karabakh)

Relations between Armenia and Azerbaijan have been tense since 1991, when the Armenian military occupied Upper Karabakh, an internationally recognized territory of Azerbaijan. Four UNSC and two UN General Assembly resolutions, as well as many international organizations, have demanded the withdrawal of the occupying forces. The OSCE Minsk Group, co-chaired by France, Russia, and the US, was formed in 1992 to find a peaceful solution to the conflict. A cease-fire was agreed in 1994.

On September 27, 2020, border clashes broke out when Armenian armed forces attacked the Azerbaijani army in violation of the ceasefire along the contact line. Turkey condemned the Armenian attacks as a clear violation of international law.

On September 28, 2020, the Russian foreign minister exhorted Armenia and Azerbaijan to exercise restraint. On September 30, 2020, the Iranian President, Hassan Rouhani, called for a halt in the hostilities between Armenia and Azerbaijan calling for a peaceful solution under international law. On the same day, Russia offered to host talks to end the conflict in the Caucasus. On September 30, 2020, the Republic’s Ministry of Defense denied Armenian claims that Turkish aircraft and drones were used against Armenia.

On November 8, 2020 Minister Çavuşoğlu and National Defense Minister Hulusi Akar were received by the Azerbaijani President İlham Aliyev to discuss the conflict and congratulate Azerbaijan on the recent liberation of Shusha from Armenian forces.

On November 10, 2020, fighting between Azerbaijan and Armenia over Upper Karabakh ended after Russia brokered a cease-fire between the two sides. On November 11, 2020, President Erdoğan announced the signing of a memorandum of understanding (MoU) with Russia setting up a joint Turkish-Russian center to monitor the Karabakh peace agreement. On November 17, 2020, the Turkish parliament approved the government’s plan to deploy Turkish troops for peacekeeping in Upper Karabakh for a period of one year.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of June 16, 2021, Turkey had granted temporary protection to 3,681,531 Syrians. 55,743 of those are residing in temporary accommodation centers. As of May 2021, there are almost 1.2 million school-age (between 5 and 17 years old) Syrian children in Turkey and 773,040 of them can attend school. The number of polyclinic services provided to Syrians since 2011 has reached over 66 million, while those receiving in-patient treatment exceeded 2.3 million. Almost 2 million surgeries were conducted on Syrians and over 526,000 Syrian babies were born in Turkey.

In addition to Syrians, there are over 320,000 persons from different nationalities in Turkey seeking international protection, as of March 31, 2021, according to data released by the United Nations Refugee Agency (“UNHCR”).

Energy Issues

The inauguration ceremony of the European Connection of Trans-Anatolian Pipeline Project (“TANAP”) was held on November 30, 2019 in Edirne, Turkey. The TANAP Project is the backbone of the Southern Gas Corridor that will allow Europe to further diversify its natural gas supplies and routes. The 1,850 km-long TANAP Project carries Azerbaijani gas to Turkey, and then this gas will flow via Turkey to Europe. While Turkey receives 6 billion cubic meters (bcm) of natural gas, an additional 10 bcm will be transferred to the EU upon completion of the Trans Adriatic Pipeline.

On August 21, 2020, President Erdoğan announced that Turkey had discovered 320 billion cubic meters of natural gas reserve in the Black Sea. The reserve is aimed to be operational by 2023.

On October 17, 2020, President Erdoğan announced an upward revision of the initial Black Sea natural gas reserve by an additional 85 billion cubic meters.

On November 13, 2020 Turkish drilling ship Kanuni set sail for the Black Sea where it will undertake its first drilling operations by early next year.

On June 4, 2021, Turkey announced the discovery of 135 bcm of natural gas in Black Seas’s Sakarya gas field. Turkey estimates between 15bcm-20 bcm annual production from the gas reserves of the Black Sea.

ECONOMIC DEVELOPMENTS

In the first quarter of 2021, nominal GDP was approximately TL 1,386 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*		2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1
1.	A- Agriculture, forestry and fishing	2.7	5.2	11.6	5.6	2.8
2.	BCDE- Industry	23.0	21.2	21.3	23.8	25.2
3.	F- Construction	5.5	6.6	4.8	5.1	5.4
4.	GHI- Services	23.4	20.6	22.5	24.3	23.1
5.	J- Information and communication	2.6	2.9	2.3	3.0	2.7
6.	K- Financial and insurance activities	3.7	5.0	4.0	2.6	3.3
7.	L- Real estate activities	7.1	7.3	5.6	5.4	6.1
8.	MN- Professional, administrative and support service activities	5.1	4.7	4.2	5.1	4.8
9.	OPQ- Public administration, education, human health and social work activities	14.3	13.9	10.6	11.0	12.9
10.	RST- Other service activities	2.7	1.8	1.7	2.3	2.7
11.	Sectoral total	90.2	89.4	88.7	88.3	88.9
12.	Taxes-Subsidies	9.8	10.6	11.3	11.7	11.1
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3	Q4
2020	4.5	-10.3	6.3	5.9
2021	7.0

Source: TURKSTAT

In May 2021, CPI increased by 0.89% and domestic PPI increased by 3.92% compared to the previous month. In May 2021, the Republic’s annual CPI and domestic PPI increased by 16.59% and 38.33%, respectively, as compared to the same month of the previous year.

On May 26, 2021, the Government offered an interest rate of 18.59% for its 532-day TRY denominated fixed coupon Government Bond, compared to 8.90% for its 497-day TRY denominated fixed coupon Government Bond on May 13, 2020.

On June 9, 2021, the Government offered an interest rate of 19.38 % for its 1575-day domestic fixed coupon bond issuance.

On June 23, 2021, the Government offered an interest rate of 18.66 % for its 721-day domestic fixed coupon bond issuance.

The calendar adjusted industrial production index increased by 66.0% in April 2021 compared to the same month of the previous year.

In 2020, unemployment rate decreased by 0.5% to 13.2%, as compared to the previous year. In April 2021, non-seasonally adjusted unemployment rate decreased by 0.2 percentage points to 12.9% as compared to previous month. The following table indicates non-seasonally adjusted unemployment figures for the periods indicated:

2021	Unemployment rate (in%)	Number of unemployed
January	13.4	4,194,000
February	14.1	4,445,000
March	13.1	4,193,000
April	12.9	4,166,000

Source: TURKSTAT

As of May 31, 2021, TL 523.8 billion have been disbursed under the Credit Guarantee Fund.

In 2020, annual credit growth was realized as 34.68%. As of April 2021, credit growth was 22.5% compared to the same month in 2020.

On September 29, 2020, the Government announced the New Economy Program covering the 2021-2023 period (the “2021-2023 New Economy Program”) based on themes of “new balancing, new normal, and the new economy”. In the 2021-2023 New Economy Program, the Government announced that the real GDP growth target for the period was 5.8% for 2021, 5% for 2022, and 5% for 2023. The 2021-2023 New Economy Program sets a central government budget deficit target of 4.3% of GDP by the end of 2021, 3.9% of GDP by the end of 2022, and 3.5% of GDP by the end of 2023. The central government primary deficit to GDP ratio target is 1.2% for 2021, 0.7% for 2022, and 0.4% for 2023. The general government deficit to GDP ratio target is 4.5% for 2021, 4.0% for 2022, and 3.6% for 2023. The EU defined general government debt to GDP ratio target is 40.8% for 2021, 41.6% for 2022, and 41.8% for 2023. The current account balance to GDP ratio target is 1.9% deficit for 2021, 0.7% deficit for 2022, and 0.1% surplus for 2023. The domestic savings to GDP ratio target is 24.9% for 2021, 26.7% for 2022, and 28.3% for 2023. The CPI inflation target is 8% for 2021, 6% for 2022, and 4.9% for 2023. The unemployment target is 12.9% for 2021, 11.8% for 2022, and 10.9% for 2023.

On November 8, 2020, Turkish Minister of Treasury and Finance Berat Albayrak resigned. On November 9, 2020, President Recep Tayyip Erdoğan officially accepted Berat Albayrak’s resignation and appointed Lütfi Elvan as the new Minister of Treasury and Finance.

On March 12, 2021, President Recep Tayyip Erdoğan announced the Economic Reform Package. The package aims to grow the Turkish economy on the basis of investment, production, jobs, and exports.

On March 23, 2021, the Economic Reform Action Plan for the Economic Reform Package was announced by the Ministry of Treasury and Finance.The action plan contains several measures under 10 main titles – including public finance, price stability, financial sector, current deficit, employment, corporate governance, investment incentives, easing internal trade, rivalry and market surveillance.

TOURISM

In 2020, the number of foreign visitors visiting the Republic decreased by approximately 71.74% to 12,734,213 people as compared to 2019. In May 2021, the number of foreign visitors visiting the Republic increased by 3038.83% to 936,282 people as compared to the same month in 2020. According to the Turkish Statistical Institute, in the first quarter of 2021, tourism revenues decreased by 40.2% compared to the same period of 2020.

EMPLOYMENT AND WAGES

In 2020, total employment was 26.812 million of whom approximately 17.6% were employed in agriculture, 20.5% in industry, 5.7% in construction and 56.2% in services sectors. In 2020, labor force participation rate was at 49.3%, which represented a 3.7 percentage point decrease compared to the previous year.

In April 2021, non-seasonally adjusted total civilian employment was 28.083 million of whom approximately 17.07% were employed in agriculture, 21.6% in industry, 6.2% in construction and 54.6% in services sectors. In April 2021, non-seasonally adjusted labor force participation rate was at 50.8%, which represented a 4.6 percentage point increase compared to the same period of the previous year.

As of May 2021, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 90.90 billion. As of May 2021, 81.42% of the Unemployment Insurance Fund was invested in bonds and 18.58% of the assets were held in deposits.

As of February 2021, there were 407 pension funds offered to the public. As of February 2021, the total net asset value of these funds increased to TL 169.8 billion from approximately TL 131.3 billion in February 2020.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In April 2021, the trade balance posted a deficit of U.S.$3.058 billion, with a 33.2% decrease compared with April 2020. In April 2021, total goods imported (c.i.f.), including gold imports, increased by 61.1% to approximately U.S.$21.844 billion, as compared to approximately U.S.$13.559 billion during the same period in 2020. In April 2021, the import of capital goods, which are used in the production of physical capital, increased by 35.4% over the same period in 2020; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 65.9% over the same period in 2020; and the import of consumption goods increased by 67.7% over the same period in 2020. In April 2021, total goods exported (f.o.b.), increased by 109.2% to approximately U.S.$18.786 billion, as compared to approximately U.S.$8.978 billion during the same period of 2020. According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$183 million in April 2021.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. Dollars	April 2021
CURRENT ACCOUNT	-1,712
Trade Balance	-1,513
Goods Exports	18,649
Goods Imports	20,162
Services	811
Primary Income	-1,258
Secondary Income	248
CAPITAL ACCOUNT	-1
FINANCIAL ACCOUNT	-332
Direct Investment (net)	-56
Portfolio Investment (net)	1,534
Assets	456
Liabilities	-1,078
Other Investment (net)	-1,810
Assets	-752
Liabilities	1,058
RESERVE ASSETS	-1,183
NET ERRORS AND OMISSIONS	198

Source: Central Bank

In March 2021, the volume of crude oil imports decreased by 10.70 % compared to March 2020. In March 2021, natural gas imports increased by 47.86% to 5,827.25 million cubic meters compared to 3,940.99 million cubic meters in March 2020. In March 2021, liquefied petroleum gas imports increased by 24.03% to 257,764.861 tons compared to 207,826.681 tons in March 2020.

As of April 2021, total gross international reserves were U.S.$87,969 million (compared to U.S.$86,343 million as of April 2020). As of April 2021, gold reserves were U.S.$40,936 million (compared to U.S.$34,786 million as of April 2020) and the Central Bank gross foreign exchange reserves were U.S.$45,466 million as of April 2021 (compared to U.S.$50,070 million as of April 2020).

As of April 2021, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$45,709 million (compared to approximately U.S.$30,224 million as of April 2020). As of April 2021, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$27,019 million (compared to approximately U.S.$22,253 million as of April 2020).

As of June 25, 2021, the Central Bank held approximately TL 59.89 billion in public sector deposits.

MONETARY POLICY

The inflation target for 2021 is 5%, with a 2 percentage point uncertainty band in both directions.

On June 28, 2021, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 8.7219 per U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates

2020**
Turkish Lira per U.S. Dollar	7.42
Turkish Lira per euro	9.12
Turkish Lira per 100 Japanese Yen	7.18
Turkish Lira per Currency Basket*	8.27

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2020.

Source: Central Bank

On January 16, 2020, the Committee has decided to reduce the policy rate (one-week repo auction rate) from 12% to 11.25%. The Committee stated that it recently obtained data indicating that recovery in economic activity continues. The Committee added that the inflation outlook continued to improve and inflation expectations sustained their wide-spread decline. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On January 18, 2020, the Central Bank announced that, in order to strengthen the monetary transmission mechanism, support financial stability and bring out gold savings into the economy, within the scope of Reserve Option Mechanism, the upper limit of the facility of holding standard gold was decreased from 30% to 20% of

Turkish Lira reserve requirements and the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 10% to 15% of Turkish Lira reserve requirements. By decreasing the upper limit of the facility of holding standard gold from 30% to 20% of Turkish Lira reserve requirements, the U.S.$1.7 billion equivalent of liquidity in terms of gold will be provided to the market, whereas TRY 4.5 billion liquidity will be withdrawn from the market. By increasing the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents from 10% to 15% of Turkish Lira reserve requirements, the U.S.$0.3 billion equivalent of liquidity in terms of gold will be withdrawn from the market, whereas TRY 2.0 billion liquidity will be provided to the market. However, the obligation to collect the wrought or scrap gold from residents will cause the effects to appear gradually.

On January 20, 2020, the Central Bank held an Extraordinary General Assembly Meeting in Ankara. At the meeting, the Central Bank decided to pay advance dividends from its profit from the 2019 accounting period and distribute reserve funds from its profit from the 2018 accounting period. Accordingly, and in line with the related legislation, the Central Bank started distributing 35.2 billion Turkish Lira, as advance dividend, and 5.3 billion Turkish Lira, as reserve funds, to shareholders.

On January 30, 2020, as stipulated in Article 42 of the Central Bank Law No. 1211, the Central Bank wrote an open letter to the Government to elaborate on the reasons for the deviation from 2019 year-end inflation from the target and explain the measures already taken, and to be taken, to bring inflation back on track with the target.

On January 30, 2020, the Central Bank released the first-quarter inflation report. The Central Bank kept the inflation forecast for 2020 constant at 8.2% and for 2021 constant at 5.4%. The Central Bank stated that the disinflation process is expected to continue on the back of sustained caution in monetary stance as well as the improvement in expectations.

On February 10, 2020, the Central Bank announced that, effective as of March 1, 2020, fees that banks can charge their commercial clients for products and services, offered under four categories as Commercial Loans, Foreign Trade, Cash Management and Payment Systems, have been limited to 51 items, according to the Communiqué No. 2020/4 on Procedures and Principles Regarding the Fees That Banks Can Charge Their Commercial Clients.

On February 19, 2020, the Committee decided to reduce the policy rate (one-week repo auction rate) from 11.25% to 10.75%. The Committee stated that weakness in global economic activity and low levels of global inflation strengthen expectations regarding the continuation of expansionary monetary policies in advanced economies. The Committee noted that developments in inflation expectations, domestic demand conditions and producer prices have contributed to a mild trend in core inflation indicators. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On March 7, 2020, the Central Bank introduced some changes in the reserve requirement regulation, in view of the likely impacts of the recent surge in consumer loans on growth composition, inflation and external balance, as well as the increase in loan growth triggered by TL loans that were extended to facilitate early repayment or early restructuring of foreign exchange cash loans. Accordingly, banks are able to benefit from reserve requirement incentives under the following conditions: (i) for banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which is calculated by deducting the entire real changes in loans with a longer-than-two-year maturity extended to selected sectors and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%, and (ii) for banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which is calculated by deducting 75% of the real change in retail loans excluding housing loans with a five-year and longer maturity and the entire TL loans extended -starting from March 9, 2020 to facilitate early repayment or early restructuring of foreign exchange cash loans from the numerator of the growth rate formula, is above 5%. The revisions are effective from the calculation period of March 6, 2020, with the maintenance period starting on March 20, 2020.

On March 17, 2020, the Central Bank held its Monetary Policy Meeting, which was scheduled for March 19, 2020, to discuss the potential economic and financial impacts of COVID-19. The Committee decided to reduce the policy rate (one-week repo auction rate) from 10.75% to 9.75%. The Committee stated that in order to contain negative effects of COVID-19 on the Turkish economy, it is of crucial importance to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. The Committee noted that, accordingly, with an aim to support financial stability, the Central Bank will implement a comprehensive set of measures. The Committee added that developments in inflation expectations, domestic demand conditions and producer prices have contributed to a mild trend in core inflation indicators. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On March 17, 2020, the Central Bank took certain measures in order to contain possible adverse effects of the global uncertainty led by COVID-19 on the Turkish economy. These measures aim at (i) enhancing predictability by providing banks with flexibility in Turkish Lira and foreign exchange liquidity management, (ii) offering targeted additional liquidity facilities to banks to secure uninterrupted credit flow to the corporate sector, (iii) boosting cash flow of exporting firms through arrangements on rediscount credits. On March 31, 2020, the Central Bank introduced additional measures to (i) strengthen the monetary transmission mechanism by boosting the liquidity of the Government Domestic Debt Securities market, (ii) enhance banks’ flexibility in Turkish Lira and foreign exchange liquidity management, and (iii) secure uninterrupted credit flow to the corporate sector, and broadly support the goods and services exporting firms, which are affected by COVID-19, with an SME-focused approach. On April 17, 2020, the Central Bank introduced another set of additional measures to (i) maintain market depth, (ii) strengthen the monetary policy transmission mechanism and (iii) support the Primary Dealership system.

On March 19, 2020, the Central Bank announced that, in consideration of the measures taken against COVID-19, the 88th Ordinary General Assembly Meeting of the Central Bank to be held on March 20, 2020 would be postponed and would be scheduled for a later date.

On March 28, 2020, the Central Bank revised the monthly maximum contractual interest rate for credit card borrowings as 1.25% for the Turkish Lira and 1.00% for foreign exchange transactions, whereas the monthly overdue interest rate would be 1.55% for Turkish Lira and 1.30% for foreign exchange transactions, to be effective from April 1, 2020.

The Turkish Lira has been depreciating, driven mainly by global sell-off due to COVID-19. While further depreciation of the Turkish Lira may lead to vulnerabilities in the external sector balance, it may, at the same time, improve the export performance as competitiveness would be expected to increase.

As of June 18, 2021, the CBRT’s international reserve level is approximately U.S.$97.322 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The CBRT aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Among these, banks’ use of the foreign exchange and gold swap facilities provided by the CBRT has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On April 22, 2020, The Monetary Policy Committee decided to reduce the policy rate (one-week repo auction rate) from 9.75 percent to 8.75 percent. The Committee stated that in order to contain the negative effects of the pandemic on the Turkish economy, it is of crucial importance to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. The Committee added that recent monetary and fiscal measures would contribute to financial stability and post-pandemic recovery by supporting the potential output of the economy. The Committee repeated that monetary stance would be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On April 30, 2020, the Central Bank released the second-quarter inflation report. The Central Bank revised its inflation forecast for end-2020 from 8.2% to 7.4%.

On May 21, 2020, the Monetary Policy Committee decided to reduce the policy rate (one-week repo auction rate) from 8.75 percent to 8.25 percent. The Committee stated that although consumer inflation might follow a slightly higher course in the short-term due to seasonal and pandemic-related effects on food prices, demand-driven disinflationary effects will be more prevalent in the second half of the year.

The first usage of the Chinese Yuan (CNY) funding under the swap agreement signed between the Central Bank of the Republic of Turkey (CBRT) and the People’s Bank of China in 2019 was realized on June 18, 2020. As a result, Turkish companies in various sectors paid their import bills from China using CNY through relevant banks.

On June 20, 2020, The Central Bank announced its decision to temporarily suspend the enforcement of the rule requiring adjusted real loan growth rate below 15% for the banks with a real annual loan growth rate above 15% in order to be able to benefit from reserve requirement incentives. The revision was to be effective from the calculation date of 12 June 2020 with the maintenance period starting on 26 June 2020 and running through the calculation date of 25 December 2020.

In separate decisions on June 25, 2020, July 23, 2020 and August 20, 2020, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.25 percent.

On July 18, 2020, the CBRT announced that it would increase foreign exchange reserve requirement ratios by 300 basis points in all liability types and maturity brackets for all banks. On August 20, 2020, the CBRT decided to raise foreign exchange reserve requirement ratios for banks fulfilling real credit growth conditions by 700 basis points for precious metal deposit accounts and by 200 basis points for all other foreign exchange liabilities for all maturity brackets. Moreover, for banks fulfilling the real credit growth conditions, TL reserve requirement ratios have been increased by 200 basis points for all deposits/participation funds liabilities with a maturity up to 6 months and other liabilities with a maturity up to 1 year, and by 150 basis points for other liabilities with a maturity up to 3 years. The CBRT stated that as a result of this decision, approximately TL 17 billion and U.S.$8.5 billion of foreign exchange and gold liquidity is expected to be withdrawn from the market. These changes have been effective from the calculation date of 21 August 2020 with the maintenance period starting on 4 September 2020.

On July 29, 2020, the CBRT released its third-quarter inflation report. The CBRT revised its inflation forecast for end-2020 upward by 1.5%, from 7.4% to 8.9%.

On August 7, 2020, the CBRT announced that liquidity limits offered to Primary Dealers in the framework of Open Market Operations would be reduced to half of their then-existing levels effective from August 10, 2020. On August 11, 2020, The CBRT announced that these limits were to be reduced to zero effective from August 12, 2020. On August 18, 2020, The CBRT announced that banks’ borrowing limits at the CBRT Interbank Money Market for O/N transactions will be reduced to half of their current limits effective from August 19, 2020. On September 24, 2020, the Monetary Policy Committee has decided to increase the policy rate (one-week repo auction rate) from 8.25% to 10.25%.

On October 22, 2020, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 10.25 percent, and to adjust the monetary policy operational framework and set the margin between the CBRT late liquidity window lending rate and overnight lending rate at 300 basis points.

On October 28, 2020, the CBRT released its fourth quarter inflation report, stating that inflation is projected to be 12.1% at the end of 2020.

On October 31, 2020, the CBRT announced that maximum interest rates for credit cards will be based on the reference rate calculated according to the Communiqué on Procedures and Principles Regarding the Fees That Banks Can Charge Their Commercial Clients (No: 2020/4) in view of the banks’ weighted average deposit rates as an indicator of the funding cost. The monthly maximum contractual interest rate in Turkish Lira will be determined by adding 55 basis points to this reference rate and the monthly maximum overdue interest rate in Turkish Lira will be determined by adding 30 basis points to maximum contractual interest rate in Turkish Lira. Additionally, the monthly maximum contractual interest rate in FX will be 80% of the monthly maximum overdue interest rate in Turkish Lira and the monthly maximum overdue interest rate in FX will be determined by adding 30 basis points to maximum contractual interest rate in FX. Rates calculated according to this method will be announced on the CBRT website on the fifth-to- the last business day of each month and will take effect on the first day of the following month.

On November 2, 2020, the CBRT announced that, in the framework of the tightening steps taken under liquidity management, effective from November 3, 2020, banks’ borrowing limits at the CBRT Interbank Money Market would be reduced to zero, and overnight repo transactions via the quotation method against Turkish Lira-denominated lease certificate in the scope of Open Market Operations would be suspended.

In accordance with a decree published in the Official Gazette No. 31297 dated November 7, 2020, Mr. Naci Ağbal was appointed as the Governor of the Central Bank.

On November 19, 2020, the Monetary Policy Committee decided to increase the policy rate (one-week repo auction rate) from 10.25% to 15%, and provide all funding through the main policy rate, which is the one-week repo auction rate. On the same day, the CBRT announced that, starting from November 20, 2020, the funding currently provided by the Central Bank via traditional method repo auctions with one month maturities and late liquidity window facilities will instead be provided via quantity repo auctions with one-week maturities, which constitute the principal monetary policy tool of the Central Bank and a simplification of the operational framework of the Republic’s monetary policy. The CBRT stated that within the scope of liquidity management operations, to limit the volatility that may occur in the secondary market overnight interest rates and to ensure a balanced distribution of liquidity among different days of the week, the overnight lending interest rate will be set as the policy rate of 15% during a one-week transition period from November 20, 2020 to November 26, 2020 (including these dates). CBRT added that, during this transition period and afterwards, banks will be able to borrow at the Central Bank overnight lending rate from the Central Bank Interbank Money Market within their respective limits which were applicable as of August 17, 2020, and from Borsa Istanbul’s Repo and Reverse Repo Market and Committed Transactions Market. Also, in the event that banks have liquidity surpluses, they will be able to lend to the Central Bank at the Central Bank overnight borrowing interest rate without any limit. The CBRT also added that all participants will be able to utilize the overnight repo facility provided through quotations at the Central Bank overnight lending interest rate against TL denominated lease certificates issued by the Asset Leasing Company of the Turkish Treasury.

On November 27, 2020, the CBRT announced that it revised the reserve requirement regulation to improve the effectiveness of monetary transmission mechanism. To enhance transparency, predictability and effectiveness of the monetary policy, with the Monetary Policy Committee Decision of November 19, 2020, the operational framework of the liquidity management was changed to provide all short-term funding through the policy rate, and the monetary policy was tightened through an increase in the policy rate in line with the main objective of price stability. This time, the CBRT decided to simplify the reserve requirement regulation to increase the effectiveness of the monetary transmission mechanism. Accordingly, the CBRT decided: (i) to repeal the reserve requirement practice that links the reserve requirement ratios and remuneration rates to real loan growth rates, (ii) to apply the same reserve requirement ratios and remuneration rates to all banks, (iii) accordingly, to set the Turkish lira and FX reserve requirement ratios as announced in its website (iv) to apply a remuneration rate of 12% to the TL-denominated required reserves of all banks, and (v) decrease the commission rate applied to the reserve requirements maintained against USD-denominated deposit / participation fund liabilities to 0% from 1.25%. Changes in remuneration and commission rates have been effective from the maintenance period starting on November 27, 2020, while the changes in Turkish lira and FX reserve requirement ratios took effect from the calculation date of December 11, 2020 with the maintenance period starting on December 25, 2020.

On February 24, 2021, the CBRT announced that it revised the reserve requirement regulation again to improve the effectiveness of the monetary transmission mechanism. In this respect, the CBRT decided: (i) to increase Turkish lira reserve requirement ratios by 200 basis points for all liability types and maturity brackets, (ii) to decrease the upper limit of the facility for holding FX from 30% to 20% of Turkish lira reserve requirements, (iii) to decrease the upper limit of the facility for holding standard gold from 20% to 15% of Turkish lira reserve requirements. In addition, the remuneration rate applied to TL-denominated required reserves was increased by 150 basis points to 13.5%. These changes took effect from the calculation date of February 19, 2021 with the maintenance period starting on March 5, 2021.

A Memorandum of Understanding was signed between the Central Bank of the Republic of Turkey and the Central Bank of the Republic of Azerbaijan on December 14, 2020, laying the groundwork for continued cooperation in the field of central banking. In the framework of the MoU, the two central banks aspire to carry out activities to foster cooperation in the field of central banking.

On December 24, 2020, the Monetary Policy Committee decided to increase the policy rate (one-week repo auction rate) from 15% to 17%.

On January 21, 2021 and on February 18, 2021, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 17%.

On March 18, 2021, the Monetary Policy Committee decided to increase the policy rate (one-week repo auction rate) from 17% to 19%.

In accordance with a decree published in the Official Gazette No. 31429 dated March 20, 2021, Mr. Naci Ağbal was removed from duty, and Mr. Şahap Kavcıoğlu was appointed as new Governor of the Central Bank. On April 2021, average exchange rate was TL 8.1728 per U.S. Dollar, while average exchange rate was TL 7.6820 per U.S. Dollar on March 2021.

On each of April 15, 2021, May 6, 2021, and June 17, 2021, The Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 19%.

On June 15, 2021, CBRT announced that the swap agreement signed with China’s Central Bank in 2019 had been upsized by TL 35.1 billion and 23 billion Chinese yuan.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 17.93% and a relatively low non-performing loan ratio of 3.74% as of April 2021.

As of April 2021, the loan to deposit ratio and return on average assets of the banking sector were 107.44% and 0.33%, respectively.

As of June 18, 2021, the RRRs for Turkish Lira deposits/participation accounts were between 3.0% and 8.0% depending on maturity. Furthermore, as of that date, RRRs were 8.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months). On November 27, 2020, the CBRT announced that the same reserve requirement ratios and remuneration rates will be applied to all banks.

On March 19, 2020, the Banks Association of Turkey (“TBB”) announced a set of recommended measures to support economic activities. In the announcement, TBB recommended that banks rapidly evaluate and fulfill the loan requests of corporate firms, SMEs and individual clients by taking into account funding opportunities and credit limits, improve credit access opportunities and conditions, keep credit channels open, provide flexibility in terms of maturity, repayment, installment payments and collateral requirements, and finalize restructuring requests in a short period of time.

On April 18, 2020, the BRSA announced its decision to implement a new mechanism on the basis of an “Asset Ratio” equation to minimize the negative impact of the pandemic on Turkish economy and incentivize banks to extend more loans and use their resources efficiently. Banks would be required to calculate their Asset Ratio on a weekly basis starting from May 1, 2020. According to the decision, the monthly average of a bank’s Asset Ratio would not fall below 100% for deposit banks and 80% for participation banks. On May 29, 2020, the BRSA further amended the Asset Ratio requirements, and extended the deadline of implementation of this rule for some banks below certain asset level thresholds. On August 10, 2020, the BRSA announced that it revised the Asset Ratio to 95% for deposit banks and 75% for participation banks. On September 28, 2020, the BRSA announced that it revised the Asset Ratio to 90% for deposit banks and 70% for participation banks. On November 24, 2020, the BRSA announced that it has decided that the Board of BRSA resolutions dated and numbered 18.04.2020-9000, 30.04.2020-9003, 29.05.2020-9042 and 10.08.2020-9125, 28.09.2020-9170 and 26.10.2020-9238 regulating the Asset Ratio would be repealed as of December 31, 2020.

On May 5, 2020, the BRSA announced that it would limit banks’ TL placements, depo, repo transactions and loans with foreign financial institutions to 0.5% of their legal capital. On May 20, 2020, the BRSA granted exemptions to Euroclear Bank and Clearstream Banking from its limit on banks’ TL transactions with foreign financial institutions. On July 28, 2020, the BRSA exempted international development banks from the equity limit on lira-legged transactions that had been introduced for non-residents. On August 6, 2020, the BRSA said foreign banks’ financing transactions with domestic lenders via Turkish Lira accounts to be opened in domestic banks would be exempt from restrictions on access to Turkish Liras.

On May 7, 2020, the BRSA blocked BNP Paribas, Citibank, and UBS, which each failed to complete their TL commitments and defaulted, from doing foreign exchange transactions with TL. On May 11, 2020, the BRSA removed the bans, after banks fulfilled their TL commitments.

On May 11, 2020, the Turkish Wealth Fund announced that it launched works to increase the respective core capitals of each of Ziraat Bank, Vakıfbank and Halkbank by a total of TL 21 billion to strengthen capital adequacy and structure of the banks. The Fund also stated that it would acquire a holding in Vakıfbank as a result of the capital injection. On May 20, 2020, the capital injection process was completed.

On May 15, 2020, the BRSA announced that it had fined several banks a total of TL 19.65 million over transactions that did not comply with new rules introduced to deal with economic impacts of the pandemic. On May 29, 2020, the BRSA fined 18 banks a total of TL 102.1 million for carrying out transactions against its orders. On June 26, 2020, the BRSA fined 16 financial institutions a total of TL 2.1 million after examining complaints by individual and commercial customers conveyed to the BRSA during the pandemic period.

On May 21, 2020, the BRSA announced that purchases of 100 grams of gold or more will be subject to a one-day settlement delay as of May 22, 2020. In addition, on May 21, 2020, the government started to classify non-physical delivery type precious metal sales as foreign exchange trade.

On April 12, 2020, BRSA announced that the total notional amount of banks’ currency swaps, forwards, options and other similar derivative transactions with non-residents, excluding the transactions with their non-

resident financial subsidiaries and affiliates which are subject to consolidation, total amount of wrong-way derivatives transactions have been limited not to exceed 1% of the bank’s most recently calculated regulatory capital, and the total amount of right-way derivatives transactions have been limited not to exceed i) 1% of the bank’s most recently calculated regulatory capital for transactions with remaining maturities of seven days or less, ii) 2% of the bank’s most recently calculated regulatory capital for transactions with remaining maturities of thirty days or less, and iii) 10% of the bank’s most recently calculated regulatory capital for transactions with remaining maturities of one year or less. On September 25, 2020, BRSA announced that these ratios are revised as follows i) 10% for the aforementioned transactions where banks receive TRY at the maturity date (wrong-way transactions), ii) 2% where banks pay TRY and receive FX in exchange for the aforementioned right-way transactions with remaining maturities of seven days or less iii) 5% where banks pay TRY and receive FX in exchange for the aforementioned right-way transactions with remaining maturities of thirty days or less, iv) 20% for the aforementioned right-way transactions with remaining maturities of one year or less. On November 11, 2020, the BRSA further revised these ratios as follows: i) 5% for the aforementioned right-way transactions with remaining maturities of seven days or less, ii) 10% for right-way transactions with remaining maturities of thirty days or less, and iii) 30% for right-way transactions with remaining maturities of one year or less.

On November 30, 2020 the BRSA announced that the limit for banks’ TL placements, TL repo and TL loans to be made by banks to non-resident financial institutions, including transactions with their non-resident financial subsidiaries and affiliates which are subject to consolidation and their branches abroad, shall be applied as 2.5% instead of 0.5% of their most recently calculated regulatory capital. The BRSA added that overdraft TL loans, which are paid within the same day given by banks to non-resident financial institutions mentioned above, shall not be subject to this limitation.

On December 8, 2020, the BRSA announced that the enforcement imposed by the Board’s Decision no. 8374 dated May 20, 2019 stating that foreign exchange purchases (including effective) by individuals which are U.S.$100,000 and more (or the equivalent amount in other currencies) per day shall be transferred to the relevant individual’s account and/or available for use/or delivered physically with a value date of one business day; and the enforcement imposed by the Board’s Decision no. 9033 dated May 21, 2020 stating that gold purchases by individuals and legal entities which are 100 gr. and more per day shall be transferred to the relevant individual’s account and/or available for use with a value date of one business day are abolished.

On December 8, 2020, the BRSA also announced that due to the continuing effects of the pandemic, the implementation period of some of the previously-announced temporary regulations have been extended and in order to monitor the indicators related to the financial structure of the banking sector more transparently and to manage potential risks more effectively, the BRSA decided to end the rest of the temporary enforcements. With the weakening of the effects of the pandemic in the upcoming period, those regulations that the BRSA decided to allow to continue in effect are planned to be ended on June 30, 2021 (The details can be reached from the Board’s Decisions no. 9312 dated August 12, 2020, which was announced on the BRSA website)

On December 18, 2020, the BRSA announced that it will reduce the installment periods for credit cards from eight months to six months for expenditures related to jewelry that is printed and not in bullion, from six months to four months for purchases of electronic appliances (excluding television purchases up to TL 3,500) and from eighteen months to twelve months for purchases of furniture and electrical appliances. On the same day BRSA also announced that it will reduce the loan maturity limits from forty-eight months to thirty-six months for loans expanded for the purchase of vehicles with a final invoice value of more than three hundred thousand Turkish Liras, from forty-eight months to twenty-four months for loans expanded for the purchase of vehicles with a final invoice value of over TL 750,000 and from forty-eight months to thirty-six months for loans collateralized by vehicles.

PUBLIC FINANCE AND BUDGET

In 2020, the central government consolidated budget expenditures were approximately TL 1.202 billion (compared to TL 1.000 billion in 2019), the central government consolidated budget revenues were approximately TL 1.029 billion (compared to approximately TL 875.3 billion in 2019), the central government consolidated budget deficit was approximately TL 172.7 billion (compared to a deficit of TL 124.7 billion in 2019), and the central government consolidated budget primary deficit was TL 38.8 billion (compared to a deficit of TL 24.8 billion in 2019).

In May 2021, the central government consolidated budget expenditures were approximately TL 117.9 billion (compared to approximately TL 85.4 billion during the same month of 2020), the central government consolidated budget revenues were approximately TL 104.6 billion (compared to approximately TL 68.1 billion during the same month of 2020), the central government consolidated budget deficit was approximately TL 13.4 billion (compared to a deficit of approximately TL 17.3 billion during the same month of 2020), and the central government consolidated budget primary surplus was approximately TL 0.57 billion (compared to a deficit of approximately TL 7.6 billion during the same month of 2020). A central government budget deficit to GDP ratio of 4.3% for 2021 and 3.9% for 2022 are expected through the 2021-2023 New Economy Program that was announced on September 29, 2020. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 3.5%.

The following table sets forth the details of the central government budget for the periods indicated:

Central Government Budget (In Thousands of TL)	2020 (cumulative)	May 2021
Budget Expenditures	1,202,236,469	117,940,367
1-Excluding Interest	1,068,274,160	103,994,027
Compensation of Employees	287,768,675	27,383,085
Social Security Contributions	48,285,558	4,534,986
Purchase of Goods and Services	96,398,807	7,546,164
Current Transfers	497,989,476	50,563,409
Capital Expenditures	92,911,410	9,801,959
Capital Transfers	15,170,563	1,408,874
Lending	29,749,671	2,755,550
2-Interest	133,962,309	13,946,340
Budget Revenues	1,029,493,304	104,568,902
1-General Budget Revenues	1,000,038,914	102.353,404
Taxes	833,062,294	92,282,505
Property Income	59,409,995	1,931,356
Grants and Aids and Special Revenues	10,430,055	811,588
Interest, Shares and Fines	88,434,090	7,008,044
Capital Revenues	7,533,512	188,724
Collections from Loans	1,168,968	131,187
2-Special Budget Institutions	21,692,000	1,668,077
3-Regularity & Supervisory Institutions	7,762,390	547,421
Budget Balance	-172,743,165	-13,371,465
Balance Excluding Interest	-38,780,856	574,875

Source: Ministry of Treasury and Finance

On October 24, 2019, the Justice and Development Party submitted a new draft law to the parliament for regulations on the tax system. The draft law proposed new valuable house taxes and accommodation taxes. The Parliament ratified the law on November 21, 2019. According to the law, houses worth between TL 5-7.5 million, TL 7.5-10 million and over TL 10 million are taxed at rates of 0.3%, 0.6%, and 1%, respectively. The law also raised the maximum income tax and the stoppage collected from athlete’s revenues, and lifted the tax exception on referees.

Pursuant to Presidential Decree No. 1908, dated December 25, 2019, Turkey established a mortgage financing firm named Birleşik Ipotek Finansmani A.Ş., which has initial capital of TL 10 million. The Treasury has a 5% stake and transferred TL 500,000 in line with its stake as founding capital.

According to Presidential Decree No. 2568, dated May 24, 2020, the banking and insurance transaction tax on foreign currency purchases has been increased to 1% from 0.2%. According to Presidential Decree No. 3031, dated September 30, 2020, the banking and insurance transaction tax on foreign currency has been lowered to 0.2% from 1%.

According to Presidential Decree No. 2834, dated August 8, 2020, Turkey has exempted non-resident financial institutions from paying a foreign currency purchase tax.

According to Presidential Decree No. 3032, dated September 29, 2020, the level of withholding tax on Turkish Lira-denominated bank deposits was reduced to 0% from 10% for deposits of more than one year, to 3% from 12% for maturities up to one year and to 5% from 15% for maturities up to six months.

According to Presidential Decree No. 3321, dated December 22, 2020, the withholding tax was set at 0% for deposits of more than one year, 3% for maturities up to one year and 5% for maturities up to six months.

Following Parliamentary negotiations that took place in October, November, and December of 2020, the final 2021 Budget Law was approved in the parliament on December 19, 2020 and published in the Official Gazette on December 31, 2020. The process of Parliamentary negotiations for the 2022 Budget Law is expected to begin in October 2021.

PRIVATIZATION

The privatization implementations of Turkey amounted to approximately U.S.$22.27 million in 2020 and approximately U.S.$39.04 million as of May 18, 2021.

The following table sets out a summary of the most significant privatization implementations completed since 2018:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ - Menzelet ve Kılavuzlu HES	3/9/2018	335,004,857
T. Şeker Fabrikaları - Turhal Şeker Fabrikası	6/7/2018	123,440,720
T. Şeker Fabrikaları - Çorum Şeker Fabrikası	6/25/2018	112,156,679
T. Şeker Fabrikaları - Afyon Şeker Fabrikası	8/17/2018	125,038,805

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$70.42 billion as of May 18, 2021.

As of May 18, 2021, the Privatization Administration of Turkey issued separate tenders to privatize 28 sugar factories.

DEBT

On October 30, 2020, the Ministry of Treasury and Finance published the 2021 financing program based on the 2021-2023 New Economy Program projections. According to the financing program, the total amount of debt service in 2021 is projected to be TL 547.2 billion, comprising of payments of TL 385.0 billion in principal and TL 162.2 billion in interest. Total domestic debt service is expected to be TL 449.0 billion while total external debt service is expected to be TL 98.2 billion. On the external financing front, the Ministry of Treasury and Finance plans to raise U.S.$10.0 billion in equivalent external funding in 2021 through bond issuances in international capital markets.

On September 29, 2020, the New Economy Program for years 2021-2023 (the “2021-2023 New Economy Program”) was published. According to the 2021-2023 New Economy Program, the EU-defined general government debt stock to GDP ratio, which is expected to be 40.8% in 2021, is estimated to be 41.6% in 2022 and 41.8% in 2023.

The Central Government’s total domestic debt stock was approximately TL 1,133 billion as of the end of May 2021, compared to approximately TL 966 billion as of the end of May 2020.

In May 2021, the average maturity of the Republic’s domestic cash borrowing was 50.6 months, as compared to 29.3 months in May 2020. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 12.85% in May 2021, compared to 8.66% in May 2020.

The Monetary and Exchange Rate Policy for 2021 document was released on December 16, 2020. According to the report the CBRT’s open markets operations portfolio (including the GDDS bought from the Unemployment Insurance Fund via banks) is TL 79.9 billion nominal. In accordance with the CBRT’s monetary policy stance in 2021, it is projected that no purchases will be made for securities to be redeemed in 2021 amounting to TL 16.1 billion nominal. And all securities included, the CBRT’s open markets operations portfolio is not envisaged to exceed the maximum nominal level of TL 64 billion at the year end.

The total gross outstanding external debt of the Republic was approximately U.S.$450,048 million (at then-current exchange rates) at the end of the fourth quarter of 2020.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2019 Q4	2020 Q1	2020 Q2	2020 Q3	2020 Q4
GROSS EXTERNAL DEBT	435,491	431,623	426,040	435,995	450,048
SHORT-TERM	122,892	119,202	124,701	133,496	138,521
Public Sector	25,029	25,991	26,068	26,213	25,648
Central Bank	8,413	8,385	19,630	21,021	21,382
Private Sector	89,450	84,826	79,003	86,262	91,491
LONG-TERM	312,599	312,421	301,339	302,499	311,527
Public Sector	132,071	144,144	138,642	140,220	147,446
Central Bank	8	8	8	8	9
Private Sector	180,520	168,269	162,688	162,270	164,072

Source: Ministry of Treasury and Finance

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2021, the Republic’s primary pillars of borrowing strategies are:

•	to borrow mainly in Turkish Lira;

•	to borrow in foreign currencies in addition to the U.S. Dollar in international markets for the purpose of market diversification;

•

to keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	to keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Treasury’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

The Republic’s general government gross debt to GDP ratio of 39.5% in the fourth quarter of 2020, which is relatively lower than those of its peers in emerging markets, suggests that the Republic possesses some fiscal space. The Republic also maintains a large cash balance to cover its financing needs. As of June 28, 2021, the Republic’s cash account with the CBRT stood at approximately TL 176.69 billion. As of year-end 2020, it was TL 128.5 billion.

COVID-19 has clearly negatively affected and will continue to negatively affect growth globally. In order to support the Turkish economy and mitigate the impacts of COVID-19, the Turkish government has announced a stimulus package, the “Economic Stability Shield,” which primarily consists of an increase to the Credit Guarantee Fund limit, tax cuts in various sectors, payment deferrals, short work allowances and increased pension payouts. Such supporting economic activities are expected to contribute to recovery in growth and prevent permanent deterioration both fiscally and to debt stock.

On the other hand, prolonged use of COVID-19-related supporting measures, such as the postponement of collection of certain taxes, extension of credit guarantee schemes, and subsidized loans may lead to a possible decline in government revenues for the Republic or an increase in public sector spending. This may pose a risk of increase in the planned amount of borrowing and a rise in the Turkey’s gross public debt to GDP ratio.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2016	2017	2018	2019	2020		2021**
Nominal GDP (in billions of TL)	2,627	3,134	3,758	4,320	5,048		1,386
Real GDP Growth (%)	3.3	7.5	3.0	0.9	1.8		7.0
Unemployment (%)	10.9	10.9	11.0	13.7	13.2		13.5
Consumer Price Index (%)	8.53	11.92	20.30	11.84	14.60		16.19
Domestic Producer Price Index (%)	9.94	15.47	33.64	7.36	25.15		31.20
Current Account Balance (in millions of USD)	-26,849	-40,584	-20,745	8,830	-36,724		-7,864
Central Government External Debt Stock (in millions of USD)	82,615	90,241	91,245	96,443	102,317		100,562
Public Sector Borrowing Requirement/GDP (%)	1.0	1.8	2.5	3.2	6.1	*	4.7	*

*	2021-2023 New Economy Program target.
**	As of the end of Q1 2021.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From January 15, 2021 to June 28, 2021, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by approximately 9.92%.

DESCRIPTION OF THE NOTES

The notes will be issued pursuant to and will be subject to the Fiscal Agency Agreement. The Republic has appointed a fiscal agent, registrar, paying agent, exchange agent and transfer agent in accordance with the Fiscal Agency Agreement.

The following description and the description in the accompanying prospectus contain a summary of the material provisions of the notes and the Fiscal Agency Agreement. The Republic has filed a copy of the Fiscal Agency Agreement and the form of notes with the SEC and at the office of the fiscal agent in the city of London.

General Terms of the Notes

The notes:

•	will be issued in an aggregate principal amount of €1,500,000,000.

•	will mature at par on July 8, 2027.

•	will bear interest at 4.375% per annum from July 8, 2021.

•

will pay interest annually in arrears, on an Actual/Actual day count basis, on July 8 of each year, commencing on July 8, 2022, to be paid to the person in whose name the note is registered at the close of business on the preceding June 24.

•	the yield of the notes will be 4.500% per annum.

•	will be designated “Collective Action Securities” as described in the accompanying prospectus.

•

upon issuance, will constitute direct, general, unconditional and unsubordinated public external indebtedness of the Republic for which the full faith and credit of the Republic is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of the Republic. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying prospectus.

•

will be represented by global notes in fully registered form without coupons. The notes will be registered in the nominee name of a common depositary for Euroclear and Clearstream Banking Luxembourg. Beneficial ownership interests will be recorded only on, and transferred only through, the records maintained by Euroclear and Clearstream Banking Luxembourg and their respective participants.

•	will be issued in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of €100,000 and integral multiples of €1,000 in excess thereof.

•	will only be available in definitive form under certain limited circumstances.

The notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. Dollar, euro or other monetary unit denominated debt securities issued by the Republic and described in the accompanying prospectus. These provisions are commonly referred to as “collective action clauses.” Under these provisions, the Republic may amend the payment provisions of the notes and other “reserved matters” listed in the Fiscal Agency Agreement with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually. Those provisions are described in the section entitled “Debt Securities — Collective Action Securities Issued On or After January 1, 2015” in the accompanying prospectus. “Reserved matters” include, among other things, changes in the dates on which any amounts are payable on the debt securities, reductions in principal amounts or interest rates on the debt securities, a change in the currency of the debt securities, any change in the identity of the obligor under the debt securities, or a change in the status of the debt securities.

Payments of Principal and Interest

The Republic will make payments of principal and interest on each note by directing the fiscal agent to make a wire transfer of euro to the appropriate clearing system or the clearing system’s nominee or common depositary, as the registered owner of the notes, which will receive the funds for distribution to the beneficial owners. Upon receipt of any payment of principal of or interest on the notes, the respective clearing systems will credit the appropriate participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such notes as shown on the records of Euroclear or Clearstream Banking Luxembourg, as the case may be. Payments by participants in Euroclear and Clearstream Banking Luxembourg to owners of beneficial interests in notes held through such participants will be the responsibility of such participants. Each beneficial owner should contact the institution through which it intends to hold its beneficial interest in the notes to determine how payments of principal or interest on those notes will be credited to its account. The Republic expects that holders of the notes will be paid in accordance with the procedures of each such clearing system.

None of the Republic, the fiscal agent, the exchange rate agent or any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Payment of Additional Amounts

In addition to the disclosure set forth under “Payment of Additional Amounts” on pages 8 and 9 of the accompanying prospectus, with respect to any taxes of whatsoever nature imposed, levied, withheld, or assessed by or within Turkey or any authority of or within Turkey, Turkey shall not pay any additional amounts to a holder who is able to avoid such Taxes by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority.

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to the notes:

(a) the Republic fails to pay, when due, principal of (and premium, if any, on), or interest on, the notes and such failure continues for a period of 30 days; or

(b) the Republic defaults in the performance or observance of or compliance with any of its other obligations set forth in the notes which default is not remedied within 60 days after written notice of such default shall have been given to the Republic by the holder of the notes at the corporate trust office of the fiscal agent in the city of London; or

(c) any other present or future External Indebtedness of the Republic for or in respect of moneys borrowed or raised in an amount in the aggregate of not less than US$40,000,000 (or its equivalent in other currencies or composite currency units) becomes due and payable prior to its stated maturity otherwise than at the option of the Republic or any such amount of External Indebtedness is not paid, when due, (in accordance with any extension granted in any modification, consent or waiver by the holders of such External Indebtedness) or, as the case may be, within any applicable grace period; or

(d) the Republic ceases to be a member of the IMF or of any successor (whether corporate or not) that performs the functions of, or functions similar to, the IMF; or

(e) the Republic announces its inability to pay its debts as they mature; or

(f) it becomes unlawful for the Republic to perform or comply with any of its payment obligations under any notes.

If an event of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding notes may, by notice to the fiscal agent, declare all the notes to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to the Republic at the office of the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the notes will be immediately due and payable on the date the Republic receives written notice of the declaration, unless the Republic has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding notes may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Fiscal Agent

The Fiscal Agency Agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes.

Paying Agents; Exchange Agents; Transfer Agents; Registrar

The Republic has initially appointed Citibank, N.A., London Branch as paying agent, exchange agents, transfer agent and registrar. The Republic may at any time appoint new paying agents, exchange agents, transfer agents and registrars. The Republic, however, will at all times maintain:

•	a principal paying agent in the city of London, and

•	a registrar in the city of London or another office as designated by the fiscal agent.

In addition, so long as notes are listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Republic will maintain a paying agent in Luxembourg. The Republic has initially appointed Banque Internationale à Luxembourg S.A. to serve as its paying agent in Luxembourg.

The Republic will not appoint a transfer agent in Luxembourg until such time, if any, as the notes are listed on the Official List of the Luxembourg Stock Exchange and definitive notes are issued. Upon the issuance of definitive notes, the Republic will appoint a transfer agent located in Luxembourg. The holder may transfer a note in definitive form when the note is presented at the specified offices of the registrar or the transfer agent, together with any other evidence that they may require. In the case of a transfer of part of a note, the registrar or transfer agent will issue a new note in definitive form to the transferee and a second note in respect of the balance of the note to the transferor.

Book-Entry, Delivery and Form

The certificates representing the notes will be issued in the form of global notes, which are referred to in this prospectus supplement as the “notes.” The note will be registered in the name of a nominee of a common depositary for Euroclear and Clearstream Banking Luxembourg. Except as described below, a note may be transferred in whole and not in part and only to the appropriate clearing system or the clearing system’s nominee or common depositary.

Ownership of beneficial interests in the notes will be limited to “participants” who have accounts with Euroclear or Clearstream Banking Luxembourg, as the case may be, or persons who hold interests through participants. Ownership of beneficial interests in the notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by Euroclear and Clearstream Banking Luxembourg or the appropriate clearing system’s nominee or common depositary with respect to interests of participants and the records of participants with respect to interests of persons other than participants.

So long as Euroclear or Clearstream Banking Luxembourg or the appropriate clearing system’s nominee or common depositary, is the registered owner or holder of the notes, such registered owner or holder of the notes will be considered the sole owner or holder of the notes represented by the notes for all purposes under the Fiscal Agency Agreement and the notes. No beneficial owner of an interest in any note may transfer that interest except in accordance with the relevant clearing system’s applicable procedures, in addition to those provided for under the Fiscal Agency Agreement. Payments of the principal of, and interest on, the notes will be made to Euroclear or Clearstream Banking Luxembourg or the appropriate clearing system’s nominee or common depositary, as the registered owner of the notes.

Definitive Notes

The Republic will issue notes in definitive form only if the depository for the notes is unwilling or unable to continue as depositary, is ineligible to act as depositary, or ceases to be a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

Payments will be made on any definitive notes at the agency and trust office of the fiscal agent in the city of London or the paying agent in Luxembourg. You will not be charged a fee for the registration of transfers or exchanges of definitive notes. You may transfer any definitive registered note, according to the procedures in the Fiscal Agency Agreement, by presenting and surrendering it at the office of any transfer agent or the registrar. The fiscal agent will exchange without charge definitive notes of the same series of authorized denominations of like tenor as the portion of the global note submitted for exchange.

The Republic will replace any mutilated, destroyed, stolen or lost note or coupon at your expense upon delivery to the fiscal agent or the transfer agent in Luxembourg of the note or coupon or evidence of its destruction, loss or theft satisfactory to the Republic and the fiscal agent, who may also require an indemnity at your expense.

Notices

Notices will be sent to Euroclear and Clearstream Banking Luxembourg, or its nominee, as the holder thereof, and Euroclear and Clearstream Banking Luxembourg will communicate these notices to its participants in accordance with its standard procedures.

If and for so long as the notes are listed on the Official List of the Luxembourg Stock Exchange, the Republic will also publish notices to the holders of the notes in a leading newspaper having general circulation in Luxembourg. The Republic expects that it will initially make such publication in the Luxemburger Wort. Notices can also be published on the website of the Luxembourg Stock Exchange which is http://www.bourse.lu.

The Republic will cause notice of any resignation, termination or appointment of any paying agent or transfer agent or the fiscal agent and of any change in the office through which such agent will act to be given as provided under this subsection.

Further Issues of the Notes

From time to time, without the consent of holders of the notes, and subject to the required approvals under Turkish law, the Republic may create and issue additional debt securities with the same terms and conditions as those of the notes (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities are fungible with the existing notes for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws). The Republic may also consolidate the additional debt securities to form a single series with the outstanding notes.

Amendments and Waivers

See “Debt Securities — Collective Action Securities Issued On or After January 1, 2015” for discussion relating to amendments and waivers in the accompanying prospectus.

Governing Law

The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Republic of Turkey.

Purchase of Notes by the Republic

The Republic may at any time purchase any of the notes in any manner and at any price. If purchases are made by tender, tenders must be available to all holders of the notes alike. All notes that are purchased by or on behalf of the Republic may be held by the Republic or surrendered to the fiscal agent for cancellation, but may not be resold.

General Information

1. The Republic has full power and authority to issue securities, such as the notes, outside Turkey for any and all purposes, under Article 4 and Article 7 of the Law of the Republic Regarding the Regulation of Public Finance and Debt Management (Law No. 4749).

2. The Republic is applying to list the notes on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange in accordance with its rules. The total fees and expenses in connection with the admission of the notes to trading on the Regulated Market are expected to be approximately EUR 10,000.

3. The notes have been accepted for clearance through Euroclear and Clearstream Banking Luxembourg (ISIN No. XS2361950527; Common Code 236185052). The address of Euroclear is Boulevard du Roi Albert II, B — 1210 Brussels. The address of Clearstream Banking Luxembourg is 42 Avenue JF Kennedy L-1855 Luxembourg.

4. There are no interests of any natural or legal persons, including conflicting interests, that are material to the issue of the notes.

5. The Republic has obtained all necessary consents, approvals and authorizations in the Republic of Turkey in connection with the issue and performance of the notes. The issue of the notes was authorized, pursuant to the provisions of Articles 4 and 7 of the Law Regarding the Regulation of Public Finance and Debt Management of The Republic (Law No. 4749).

6. The address of the Republic is: Ministry of Treasury and Finance, Ismet Inonu Bulvari, No. 36, 06510 Emek, Ankara, Turkey. The telephone number is: +90 216 633 7469.

7. Save as disclosed on pages S-19 through S-71 of this prospectus supplement and in the Annual Report of the Republic on the Form 18-K for the fiscal year ended December 31, 2019, as filed with the SEC on September 16, 2020, as amended from time to time (the “Annual Report for 2019”), since December 31, 2019, there have been no significant changes relating to public finance and trade.

8. Turkey will irrevocably waive, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt securities in each of the United States District Court for the Southern District of New York, the Supreme Court of the State of New York, New York County, and the respective appellate courts therefrom or (except as to venue) in any competent court in Turkey. Turkey’s waiver of immunity does not extend to actions under the United States federal securities laws or state securities laws.

According to Article 82.1 of the Execution and Bankruptcy Law of Turkey (Law No. 2004) published in The Official Gazette (No. 2128) on June 19, 1932, assets and properties of Turkey are immune from attachment or other forms of execution, whether before or after judgment. The United States Foreign Sovereign Immunities Act of 1976, as amended, may also provide a means for limited execution upon any property of Turkey that is related to the service and administration of the debt securities. See “Debt Securities — Governing Law and Consent to Service” in the accompanying prospectus.

9. The information contained in the Annual Report for 2019, as amended from time to time, which contains the economic, financial and statistical information for fiscal years ended December 31, 2019, December 31, 2018, December 31, 2017, December 31, 2016 and December 31, 2015, shall be deemed to be incorporated in, and to form part of, this prospectus supplement and accompanying prospectus.

The information included in the ‘Recent Developments and Summary’ section of this Prospectus Supplement supplements the information contained in the Republic’s Annual Report for 2019, as amended from time to time. To the extent that the information in the ‘Recent Developments and Summary’ section is inconsistent with the information contained in the Annual Report for 2019, the information in the ‘Recent Developments and Summary’ section supersedes and replaces such information.

10. So long as the notes are listed on the Official List of the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the following documents may be inspected at the registered office of the paying agent in Luxembourg:

(a) the latest available annual report of the Republic on the Form 18-K filed with the SEC with economic, financial and statistical information for the five preceding years;

(b) the amendments to the latest available annual report of the Republic of the Form 18-K/A filed with the SEC;

(c) copies of the following contractual documents: the Fiscal Agency Agreement, the Underwriting Agreement and the notes; and

(d) the budget of the Republic for the current fiscal year.

11. Save as disclosed on page S-17 of this prospectus supplement and in the Annual Report for 2019, as amended from time to time, the Republic has not been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Republic is aware) during the 12 months preceding the date of this prospectus supplement which may have, or have had in the recent past, significant effects on the financial position of the Republic.

The prospectus supplement and the accompanying prospectus including the documents containing the information incorporated by reference will be published on the website of the Luxembourg Stock Exchange which is http://www.bourse.lu.

GLOBAL CLEARANCE AND SETTLEMENT

The Republic has obtained the information in this section from sources it believes to be reliable, including from Euroclear and Clearstream Banking Luxembourg, but the Republic takes no responsibility for the accuracy of this information. Euroclear and Clearstream Banking Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for Euroclear’s or Clearstream Banking Luxembourg’s performance of their obligations under their rules and procedures; nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

Euroclear and Clearstream Banking Luxembourg

Euroclear and Clearstream Banking Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream Banking Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream Banking Luxembourg participants are financial institutions such as the underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream Banking Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream Banking Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream Banking Luxembourg participants.

Initial Settlement

Interests in the notes held through Euroclear or Clearstream Banking Luxembourg will follow the settlement procedures applicable to conventional Eurobonds in registered form. Interests in those notes will be credited to the securities custody accounts of Euroclear holders on the business day following the issue date against payment for value on the issue date and of Clearstream Banking Luxembourg holders on the issue date against payment in same day funds.

Secondary Market Trading

The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, that is, the date specified by the purchaser and seller on which the price of the securities is fixed.

Ownership of notes through Euroclear and Clearstream Banking Luxembourg

The Republic will issue the notes in the form of a fully registered book-entry security, registered in the name of a nominee of a common depositary for Euroclear and Clearstream Banking Luxembourg. If you are a participant in such systems, or indirectly through organizations that are participants in such systems you may hold a beneficial interest in the notes through such system. Euroclear and Clearstream Banking Luxembourg will hold their participants’ beneficial interests in the book-entry security in their customers’ securities accounts with their depositaries.

The Republic and the fiscal agent generally will treat the registered holders of the notes, initially a nominee of a common depositary, as the absolute owner of the notes for all purposes. Once the Republic and the fiscal agent make payments to the registered holders, the Republic and the fiscal agent will no longer be liable on the notes for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry security, you must rely on the procedures of the institutions through which you hold your interests in the book-entry security (including Euroclear, Clearstream Banking Luxembourg, and their participants) to exercise any of the rights granted to the holder of the book-entry security.

Euroclear and Clearstream Banking Luxembourg may grant proxies or authorize its participants (or persons holding beneficial interests in the notes through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Fiscal Agency Agreement or the notes. Euroclear and Clearstream Banking Luxembourg will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the notes to such purchasers. Euroclear and Clearstream Banking Luxembourg can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the notes to persons that do not participate in the Euroclear or Clearstream Banking Luxembourg system, as applicable, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Transfers Between Euroclear and Clearstream Banking Luxembourg

Participants in Euroclear and Clearstream Banking Luxembourg will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream Banking Luxembourg.

TAXATION

United States

The following discussion describes the material U.S. federal income tax consequences of your purchase, ownership and disposition of a note. This discussion assumes that you are a beneficial owner of a note and that you (i) hold the note as a capital asset for U.S. federal income tax purposes (generally, an asset held for investment), (ii) purchased the note pursuant to this initial public offering, and (iii) acquired the note at its issue price. This discussion also assumes that you are not subject to any special U.S. federal income tax rules, including, among others, the special tax rules applicable to:

•	persons subject to special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

•	dealers in securities or currencies;

•	securities traders using a mark-to-market accounting method;

•	banks or life insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes), or persons holding the notes through partnerships or other pass-through entities;

•	persons subject to the alternative minimum tax;

•	persons that do not use the U.S. dollar as their functional currency; or

•	tax-exempt organizations.

Finally, this discussion assumes that you are not using a note as part of a more complex transaction, such as a “straddle” or a hedging transaction. If any of these assumptions are not correct in your case, the purchase, ownership or disposition of a note may have U.S. federal income tax consequences for you that differ from, or are not covered in, this discussion.

This discussion does not cover any U.S. state, U.S. local or non-U.S. tax issues, nor does it cover issues under the U.S. federal estate or gift tax laws. The discussion is based on the provisions of the Code, and the regulations promulgated thereunder by the U.S. Department of the Treasury (the “Treasury Regulations”), rulings and decisions made by the U.S. Internal Revenue Service (the “IRS”) and judicial decisions interpreting the Code, all as of the date that this prospectus supplement was issued. These authorities may be repealed, revoked or modified at any time, possibly with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussion below. Turkey has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS or the courts will agree with all of such statements and conclusions.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of notes that are partnerships and partners in those partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes.

You should consult your own tax advisor concerning the U.S. federal, U.S. state, U.S. local, non-U.S. and other tax consequences to you of the purchase, ownership and disposition of a note.

Deemed Taxable Exchange

A change made to the terms of the notes pursuant to the collective action clause may give rise to a deemed taxable exchange for U.S. federal income tax purposes upon which gain or loss is realized if such change constitutes a “significant modification” (as defined in the Code). Such gain or loss would be measured by the difference between the principal amount (or fair market value in certain circumstances) of the note after the modification and the holder’s tax basis in such note before the modification. A deemed exchange may also result in the “new” notes being treated as having been issued with original issue discount or premium, each discussed in more detail below. A modification of a note that is not a significant modification does not create a deemed exchange for U.S. federal income tax purposes. Under applicable Treasury Regulations, the modification of a note is a significant modification if, based on all of the facts and circumstances and taking into account all modifications of the note collectively (other than modifications that are subject to special rules), the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” The applicable Treasury Regulations also provide specific rules to determine whether certain modifications, such as a change in the timing of payments, are significant.

U.S. Holders

This section applies to you if you are a “U.S. Holder,” meaning that you are the beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust (A) if a court within the United States is able to exercise primary jurisdiction over your administration and one or more “United States persons” as defined in the Code (each a “U.S. Person”) have authority to control all your substantial decisions, or (B) that was in existence on August 20, 1996 and has made a valid election under applicable Treasury Regulations to be treated as a U.S. trust.

Payments of Interest.    Payments or accruals of stated interest on a note generally will be taxable to you as ordinary interest income. If you generally report your taxable income using the accrual method of accounting, you must include payments of interest in your income as they accrue. If you generally report your taxable income using the cash method of accounting, you must include payments of interest in your income when you actually or constructively receive them. However, the first payment of stated interest on a note will not be includable in your income to the extent that it reflects pre-issuance accrued interest (if any), but will instead reduce your adjusted tax basis in your note.

In addition to interest on the notes, you will be required to include any tax withheld from the interest payment as ordinary interest income, even though you did not in fact receive it, and any additional amounts paid in respect of such tax withheld. For purposes of the “foreign tax credit” provisions of the Code, interest (including any additional amounts) on a note generally will constitute “foreign source income” and will be categorized as “passive” or another category of income depending on your circumstances. You should consult your own tax advisor about the possibility of claiming a foreign tax credit or deduction with respect to any tax withheld from payments on the notes.

If you are a taxpayer that uses the cash method of accounting for U.S. federal income tax purposes, you will be required to include in income the U.S. dollar value of the euro interest, translated at the spot rate of exchange on the date of receipt, whether or not you convert the euro into U.S. dollars.

If you are a taxpayer that uses an accrual method of accounting for U.S. federal income tax purposes, you may determine the amount of income that you recognize with respect to an interest payment by using one of two methods. Under the first method, you will accrue interest income on a note in euros and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the portion of the period within the taxable year. Alternatively, you may elect to translate all interest income on the notes at the spot rate in effect on the last day of the accrual period in the taxable year or, with respect to an interest accrual period that spans two taxable years, at the spot rate on the last day of the portion of the period within the taxable year. Additionally, under this second alternative, you may translate the euro interest accrued into U.S. dollars on the date the interest payment is received if that date is within five business days of the end of the accrual period. If made, this election must be applied consistently to all debt instruments held at the beginning of the first taxable year to which the election applies and to all debt instruments subsequently acquired. The election cannot be changed without the consent of the IRS. If you use the accrual method of accounting, you will recognize foreign currency gain or loss on the receipt of an interest payment (including, on the sale or other disposition of a note, a payment attributable to accrued but unpaid interest) to the extent the spot rate of exchange on the date the payment is received differs from the rate applicable to a previous accrual of that income as determined above. Such foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on a note.

Original Issue Discount.    For U.S. federal income tax purposes, a note will be treated as issued with original issue discount (“OID”) if the excess of the “stated redemption price at maturity” of the note over its “issue price” equals or exceeds the “de minimis” amount (generally, 0.25 of one percent of such note’s stated redemption price at maturity multiplied by the number of complete years from the issue date to the maturity date). The stated redemption price at maturity equals the sum of all payments due under the notes, other than any payments of “qualified stated interest.” A “qualified stated interest” payment generally is a payment of stated interest that is unconditionally payable in cash or property, or that will be constructively received, at least annually during the entire term of the note. The issue price will generally equal the initial public offering price at which a substantial number of notes are issued in a given offering.

You must include in gross income amounts of non-de minimis OID as ordinary interest income on an accrual basis generally under a “constant yield to maturity” method described below (whether you are a cash or accrual basis taxpayer). Generally, OID must be included in income in advance of the receipt of cash representing such income.

The amount of OID on a note that you must include in income during a taxable year is the sum of the “daily portions” of OID for that note. The daily portions are determined by allocating to each day in an “accrual period” (generally the period between compounding dates) a pro rata portion of the OID attributable to that accrual period. The amount of OID attributable to an accrual period is the product of the “adjusted issue price” of the notes at the beginning of the accrual period and its yield to maturity reduced by the sum of the payments of qualified stated interest on the note allocable to the accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is generally equal to the sum of its issue price and all prior accruals of OID. Cash payments on an OID note are allocated first to any stated interest then due, then to previously accrued OID (in the order of accrual) to which cash payments have not yet been allocated, and then to principal.

You should determine the U.S. dollar amount includible in income as OID for each accrual period by (i) calculating the euro amount of OID allocable to each accrual period using the constant-yield method described above; and (ii) translating the euro amount of OID so derived at the average exchange rate in effect during that accrual period, or portion of such accrual period within your taxable year, or, at your election (as described above under “Payments of Interest”), at the spot rate of exchange on (i) the last day of the accrual period, or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year, or (ii) on the date of receipt, if such date is within five business days of the last day of the accrual period.

Such election must be applied consistently by you to all debt instruments from year to year and can be changed only with the consent of the IRS. You will recognize foreign currency gain or loss with respect to the

OID income accrued on a note on the date cash is received in respect of such income (including, on the sale or other disposition of a note, the receipt of proceeds that include amounts attributable to OID previously included in income) to the extent the spot rate of exchange on the date the cash is received differs from the rate applicable to a previous accrual of that income as determined above. For these purposes, all payments on a note will be treated first, as payments of previously accrued OID (to the extent thereof), with payments considered made for the earliest accrual period in which the OID has accrued and to which prior receipts or payments have not been attributable, and second, as the payment of principal. Such foreign currency gain or loss generally will be treated as ordinary income or loss, but generally will not be treated as an adjustment to OID accrued on the notes. You should be aware that because cash payments in respect of accrued OID on a note may not be made until maturity or other disposition of the note, a greater possibility exists for the fluctuations in foreign currency exchange rates (and the required recognition of gain or loss) than is the case for foreign currency instruments issued without OID. You should consult with your tax advisor regarding the interplay between the application of the OID and foreign currency exchange gain or loss rules.

You generally may make an irrevocable election to include in your income the entire return on an OID note (including payments of qualified stated interest) under the constant yield method applicable to OID.

For purposes of the “foreign tax credit” provisions of the Code, any OID accrued on a note and included in your income generally will constitute “foreign source income” and will be categorized as “passive” or another category of income depending on your circumstances.

Treatment of Premium.    If you purchase a note for an amount that is greater than its stated redemption price at maturity (not taking into account pre-issuance accrued interest), you will be considered to have purchased the note with “amortizable bond premium” equal in amount to that excess. You generally may elect to amortize this premium over the term of the note. If you make this election, the amount of interest income you must report for U.S. federal income tax purposes with respect to any interest payment date will be reduced by the amount of premium allocated to the period from the previous interest payment date to that interest payment date. The amount of premium allocated to any such period is calculated by taking the difference between (i) the qualified stated interest payable on the interest payment date on which that period ends and (ii) the product of (a) the note’s overall yield to maturity and (b) your purchase price for the note (reduced by amounts of premium allocated to previous periods). If you make the election to amortize premium, you must apply it to the note and to all debt instruments acquired at a premium (other than debt instruments the interest on which is excludible from gross income) that you hold at the beginning of your taxable year in which you make the election and all debt instruments you subsequently purchase at a premium, unless you obtain the consent of the IRS to a change.

If you do not make the election to amortize premium on a note and you hold the note to maturity, you will realize a capital loss for U.S. federal income tax purposes, equal to the amount of the premium, when the note matures. If you do not make the election to amortize premium and you sell or otherwise dispose of the note before maturity, the premium will be included in your “tax basis” in the note as defined below, and therefore will decrease the gain, or increase the loss, that you otherwise would realize on the sale or other disposition of the note.

Amortizable premium in respect of a note will be computed in euros and will reduce interest income in euros. At the time amortized premium offsets interest income, exchange gain or loss, which will be taxable as ordinary income or loss, will be realized on the amortized premium on such debt security based on the difference between (i) the spot rate of exchange on the date or dates such premium is recovered through interest payments on the note and (ii) the spot rate of exchange on the date on which you acquired the note.

Pre-issuance Accrued Interest.    If a note is issued with pre-issuance accrued interest, you may treat the note, for U.S. federal income tax purposes, as having been issued for an amount that excludes the pre-issuance accrued interest. In that event, a portion of the first stated interest payment equal to the excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable to you or otherwise treated as an amount payable on the note, but will reduce your adjusted tax basis in the note by such amount.

Disposition of Notes.    If you sell or otherwise dispose of a note, you generally will recognize a gain or loss equal to the difference between your “amount realized” and your “adjusted tax basis” in the note. Your “amount realized” will be the value of what you receive for selling or otherwise disposing of the note, other than amounts that represent interest that is due to you but that has not yet been paid (which, except in the case of pre-issuance accrued interest, will be taxed to you as ordinary interest income). If your note is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the note is disposed of or retired, except that in the case of a note that is traded on an established securities market (within the meaning of the applicable Treasury Regulations), if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, you will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale. Your “adjusted tax basis” in the note will equal the U.S. dollar amount of the euro amount that you paid for the note, increased by the amount of OID (if any) that you have included in income, and decreased (but not below zero) by any amortized premium (as described above), any amount attributable to pre-issuance accrued interest that you have received and by any cash payments of principal (if any) that you have received with respect to the note. The U.S. dollar amount that is actually paid by you for a note may differ from the amount determined under the preceding sentence, since the U.S. dollar purchase price will be determined using a currency exchange rate determined as of the pricing date, rather than the settlement date. You may recognize U.S. source foreign currency gain or loss in an amount equal to such difference.

Subject to the discussion below of foreign currency gain or loss, gain or loss from the sale or other disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if at the time you sell or dispose of the note, you have held the note for more than one year. Under the current U.S. federal income tax law, long-term capital gains of non-corporate taxpayers may be taxed at lower rates than items of ordinary income. Limitations may apply to your ability to deduct a capital loss. Any capital gains or losses that arise when you sell or dispose of a note generally will be treated as U.S. source income, or loss allocable to U.S. source income, for purposes of the “foreign tax credit” provisions of the Code. Therefore, you may not be able to claim a credit for any Turkish taxes imposed upon a disposition of a note unless you have other income from non-U.S. sources and other requirements are met. You should consult your own tax advisor about the possibility of claiming a foreign tax credit or deduction with respect to any Turkish taxes imposed upon a disposition of a note.

You must treat any portion of the gain or loss recognized on the sale or disposition of a note as ordinary income to the extent that gain or loss is attributable to changes in the exchange rate between the U.S. dollar and the euro. Gain or loss attributable to changes in such exchange rate will equal the difference between (i) the U.S. dollar value of the principal amount of the note determined on the date the payment is received or the note is disposed of, and (ii) the U.S. dollar value of the principal amount of the note determined on the date you acquired the note. Such gain or loss, however, will be taken into account only to the extent of the total gain or loss realized on the sale or disposition. For purposes of the foregoing, generally the principal amount of a note is the purchase price in euros on the date you acquired or disposed of the note, as applicable.

Medicare Tax.    A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8 percent Medicare tax on the lesser of (i) the U.S. Holder’s “net investment income” (or, in the case of an estate or trust, the “undistributed net investment income”) for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its interest income and its net gains from the disposition of the notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this tax to your income and gains in respect of your investment in the notes.

Information with Respect to Foreign Financial Assets.    Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year, or U.S.$75,000 at any time during the taxable year, generally will be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. The notes may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding your obligation to file information reports with respect to the notes.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder,” meaning that you are a beneficial owner of a note and are not a partnership for U.S. federal income tax purposes and not a “U.S. Holder” as defined above.

Payments of Interest.    Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax on interest that you receive on a note unless you are engaged in a trade or business in the United States and the interest on the note is treated for U.S. federal income tax purposes as “effectively connected” to that trade or business. If you are engaged in a U.S. trade or business (and in addition, if you are claiming benefits under an applicable income tax treaty, the interest is attributable to a permanent establishment or fixed base (in each case within the meaning of such treaty) in the United States) and the interest income is deemed to be “effectively connected” to that trade or business, you generally will be subject to U.S. federal income tax on that interest income in the same manner as if you were a U.S. Holder (unless the interest is excluded under an applicable tax treaty). In addition, if you are a corporation for U.S. federal income tax purposes, your interest income subject to tax in that manner may increase your liability under the U.S. “branch profits tax” currently imposed at a 30% rate (or a lower rate under an applicable tax treaty).

Disposition of Notes.    Subject to the backup withholding discussion below, you generally will not be subject to U.S. federal income tax or withholding tax on any capital gain that you realize when you sell or otherwise dispose of a note unless:

(1) that gain is “effectively connected” for U.S. federal income tax purposes to any U.S. trade or business you are engaged in (and in addition, if you are claiming benefits under an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base (in each case within the meaning of such treaty) in the United States); or

(2) if you are a nonresident alien individual, you are present in the United States for 183 days or more during the taxable year in which you sell or otherwise dispose of the note and either (i) you have a “tax home” (as defined in the Code) in the United States during the taxable year in which you sell or otherwise dispose of the note or (ii) the gain is attributable to any office or other fixed place of business that you maintain in the United States.

If you are described under (1) above, you generally will be subject to U.S. federal income tax on such gain in the same manner as a U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, you may also be subject to the “branch profits tax” as described above. If you are described under (2) above, you generally will be subject to a 30% U.S. federal tax on the gain derived from the sale or other taxable disposition of a note, which may be offset by certain U.S. source capital losses (notwithstanding the fact that you generally are not considered a U.S. resident for U.S. federal income tax purposes). Any amount attributable to accrued but unpaid interest on a note generally will be treated in the same manner as payments of interest made to you, as described above under “— Non-U.S. Holders — Payments of Interest.”

Backup Withholding and Information Reporting

If you are a U.S. Holder, and unless you prove that you are exempt, information reporting requirements will apply to payments of principal and interest to you on a note if such payments are made within the United States. Such payments will be considered made within the United States if transferred to an account maintained in the United States or mailed to a United States address, and the amount is paid by or through a custodian or nominee that is a “U.S. Controlled Person,” as defined below. Backup withholding will apply to such payments of principal and interest if (i) you fail to provide an accurate taxpayer identification number; (ii) in the case of interest payments, you fail to certify that you are not subject to backup withholding; (iii) you are notified by the IRS that you have failed to report all interest and dividend income required to be shown on your U.S. federal income tax returns; or (iv) you fail to demonstrate your eligibility for an exemption. If you are a Non-U.S. Holder, you generally are exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from U.S. federal income tax), but you may be required to comply with certification and identification procedures in order to establish your exemption.

If you are paid the proceeds of a sale or redemption of a note effected at the U.S. office of a broker, you generally will be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a non-U.S. office of a broker that is a “U.S. Controlled Person,” as defined below, unless the broker has documentary evidence that the holder or beneficial owner is not a U.S. Person (and has no actual knowledge or reason to know to the contrary) or the holder or beneficial owner otherwise establishes an exemption. The backup withholding rules will apply to such payments if the broker has actual knowledge that you are a U.S. Person. As used herein, the term “U.S. Controlled Person” means a broker that is, for U.S. federal income tax purposes:

•	a U.S. Person;

•	a “controlled foreign corporation”;

•	a non-U.S. person 50% or more of whose gross income is “effectively connected” with a U.S. trade or business for a specified three-year period; or

•

a non-U.S. partnership in which U.S. Persons hold, at any time during the non-U.S. partnership’s tax year, more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you generally will be allowed as a refund or a credit against your U.S. federal income tax liability as long as you provide the required information to the IRS in a timely manner.

The Republic of Turkey

Article 30 of the Corporation Tax Law of The Republic (Law No. 5520) (the “Corporation Tax Law”) (published in the Official Gazette dated June 21, 2006, No. 26205) requires a 15% withholding tax from the interest received under the Notes by the limited tax liability persons, whom are legal entities resident outside the Republic. However, according to Article 30 of the Corporation Tax Law and the Council of Ministers’ Decree (Decree No. 2009/14593) (the “Decree No. 2009/14593”) (published in the Official Gazette dated February 3, 2009, No. 27130) issued thereunder, the rate of such withholding tax is reduced to 0%.

Article 94 of the Income Tax Law of The Republic (Law No. 193) (the “Income Tax Law”) (published in the Official Gazette dated January 6, 1961, No. 10700) requires a 25% withholding tax from the interest received under the Notes by the limited tax liability persons, whom are individuals resident outside the Republic. However, according to Article 94 of the Income Tax Law and the Council of Ministers’ Decree (Decree No. 2009/14592) (the “Decree No. 2009/14592”) (published in the Official Gazette dated February 3, 2009, No. 27130) issued thereunder, the rate of such withholding tax is reduced to 0%.

There can be no assurance that such rates will continue to be 0%, but in the event of any increase in such rates, the Republic will be obliged to pay additional amounts as specified under “Payment of Additional Amounts” on pages 8 and 9 of the accompanying prospectus.

It should be noted that, according to Article 15(b) of the Law Regarding the Regulation of Public Finance and Debt Management (Law No. 4749) the principal amount of the Notes and the interest thereon on each interest payment date shall be considered part of the consolidated State debt and as a result shall be exempt from any and all Turkish taxes, including withholding tax, and the issuance, delivery and execution of the Notes are also exempt from Turkish stamp tax and, according to Section IV .24 of Table 2 of the Stamp Tax Law (Law No. 488) (as amended), all documents and agreements issued in connection with the repayment of the Notes are also exempt from Turkish stamp tax.

As a result, Turkish law, as presently in effect, does not require deduction or withholding for or on account of taxes on payment of principal at maturity or on the redemption date or payment of interest to a holder of the Notes.

Residents of the Republic and persons otherwise subject to Turkish taxation and non-residents realizing gains from the sale or disposition of the Notes to Turkish residents (whether individuals or legal entities) and non-residents realizing income from their commercial and business activities in the Republic (whether individuals or legal entities) are advised to consult their own tax advisors in determining any consequences to them of the sale or disposition of the Notes.

UNDERWRITING

The Republic and the underwriters have entered into an underwriting agreement, dated as of June 30, 2021 relating to the offering and sale of the notes. In the underwriting agreement, the Republic has agreed to sell to each underwriter, and each underwriter has agreed, severally and not jointly, to purchase from the Republic, the principal amount of notes that appears opposite the name of such underwriter in the table below:

BNP Paribas	€500,000,000
Merrill Lynch International	€500,000,000
Deutsche Bank AG, London Branch	€500,000,000

Total	€1,500,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from the Republic, are several and not joint. These obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased.

The underwriters have advised the Republic that they propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a selling concession of up to 0.070% of the principal amount. After the initial public offering, the underwriters may change the public offering price and any other selling terms. The underwriters have agreed to pay certain expenses of the Republic incurred in connection with the offering and expenses incurred in connection with certain investor meetings.

In the underwriting agreement, the Republic has agreed that it will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Application is being made to list the notes on the Official List of the Luxembourg Stock Exchange and to trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange in accordance with the relevant rules and regulations of the Luxembourg Stock Exchange. The underwriters have advised the Republic that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the notes at any time in their sole discretion. Accordingly, the Republic cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Republic or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Republic or its affiliates. Certain of the underwriters or their affiliates that have a lending relationship with the Republic or its affiliates may hedge their credit exposure to the Republic or its affiliates consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in securities of the Republic or its affiliates, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with this offering, the underwriters (or affiliate of the underwriters) may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Delivery of the notes will be made against payment therefor on or about the fifth New York business day following the date of pricing the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternative settlement cycle at the time of such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisers.

The notes are offered for sale in those jurisdictions where it is legal to make such offers. Only offers and sales of the notes in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the accompanying prospectus must be delivered, are made pursuant to the registration statement, of which the prospectus, as supplemented by this prospectus supplement, forms a part.

The underwriters have specifically agreed to act as follows in each of the following places:

Public Offer Selling Restrictions under the Prospectus Regulation:    In relation to each Member State of the European Economic Area and the United Kingdom, each of the underwriters has represented and agreed that it has not made and will not make an offer of notes to the public in that Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that it may make an offer of such notes to the public in that Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the Joint Book Running Managers; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer shall require the Republic or any of the Joint Book Running Managers to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or to supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes and the expression Prospectus Regulation means Regulation (EU) 2017/1129.

MIFID II product governance / ECPs, Professional and Retail investors target market: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties, professional clients and retail clients (subject to applicable selling restrictions), each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties, professional clients and retail clients (subject to applicable selling restrictions) are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Selling Restrictions Addressing Additional United Kingdom Securities Laws: Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Republic; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Italy: The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, each of the underwriters has represented and agreed that, save as set out below, it has not offered or sold, and will not offer or sell, any notes in the Republic of Italy in an offer to the public and that sales of the notes in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

Accordingly, each of the of the underwriters has represented and agreed that it will not offer, sell or deliver any notes or distribute copies of this Prospectus Supplement and any other document relating to the notes in the Republic of Italy except:

(1) to “qualified investors”, as defined in Regulation (EU) 2017/1129 of 14 June 2017 (the “Prospectus Regulation”, as amended); or

(2) that it may offer, sell or deliver Notes or distribute copies of any prospectus relating to such Notes in an offer to the public in the period commencing on the date of publication of such prospectus, provided that such prospectus has been approved in another Relevant Member State and notified to CONSOB, all in accordance with the Prospectus Regulation, Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”), and ending on the date which is 12 months after the date of approval of such prospectus; or

(3) in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under the Prospectus Regulation, Decree No. 58 or Regulation No. 11971.

Any such offer, sale or delivery of the notes or distribution of copies of this Prospectus Supplement or any other document relating to the notes in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, Decree No. 58, CONSOB Regulation No. 20307 of 15 February 2018, as amended and any other applicable laws and regulations;

(b) in compliance with Article 129 of Legislative Decree No. 385 of 1 September 1993, as amended, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy and the relevant implementing guidelines of the Bank of Italy issued on 25 August 2015 (as amended on 10 August 2016); and

(c) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the notes in the Republic of Italy, the Prospectus Regulation and Decree No. 58 may require compliance with the law relating to public offers of securities. Furthermore, Article 100-bis of Decree No. 58 provides that where the notes are placed solely with “qualified investors” and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of notes who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and, in addition, to claim damages from any authorised person at whose premises the notes were purchased, unless an exemption provided for under the Prospectus Regulation or Decree No. 58 applies.

Canada: The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Singapore: Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Republic has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

Certain legal matters will be passed upon for the Republic by the Chief Legal Advisor and Director General of Trials, Ministry of Treasury and Finance, the Republic of Turkey. The validity of the notes will be passed upon for the Republic by Arnold & Porter Kaye Scholer LLP, New York, New York, special United States counsel for the Republic, and for the underwriters by Clifford Chance LLP, London, United Kingdom, counsel to the underwriters. All statements in this prospectus supplement with respect to matters of Turkish law have been passed upon for the Republic by the Chief Legal Advisor and Director General of Trials, and for the underwriters by Pekin & Pekin, Istanbul, Turkey. In rendering their opinions, Arnold & Porter Kaye Scholer LLP will rely as to all matters of Turkish law upon the Chief Legal Advisor and Director General of Trials and Clifford Chance LLP will rely as to all matters of Turkish law upon Pekin & Pekin.

TABLE OF REFERENCES

The table below sets out certain page references containing the information incorporated by reference from the Annual Report on Form 18-K for the Republic (for the purposes of this section, the “Issuer”), for the fiscal year ended December 31, 2019 filed with the SEC on September 16, 2020, as amended from time to time, which contains the economic, financial and statistical information for fiscal years ended December 31, 2019, December 31, 2018, December 31, 2017, December 31, 2016 and December 31, 2015:

EC No. 809/2004 Item	Annual Report on Form 18-K for 2019
The Issuer’s position within the governmental framework	“Description of the Republic — Government Organization and Political Background” on pages 56 to 60 of Exhibit D
Geographic location and legal form of the Issuer	“Description of the Republic — Location, Area and Topography” on page 53 of Exhibit D
Structure of the Issuer’s economy	“Economy” on pages 106 to 136 of Exhibit D
Gross domestic product	“Economy — Gross Domestic Product” on pages 108 to 109 of Exhibit D
Turkey’s political system and government	“Description of the Republic — Government Organization and Political Background” on pages 56 to 60 of Exhibit D
Tax and budgetary systems of the Issuer	“Public Finance — Taxation” on pages 182 to 191 of Exhibit D and “Public Finance — Central Government Budget” on pages 180 to 182 of Exhibit D
Gross public debt of the Issuer	“Debt” on pages 202 to 237 of Exhibit D
Foreign trade and balance of payments	“Foreign Trade and Balance of Payments” on pages 136 to 151 of Exhibit D
Foreign exchange reserves	“Foreign Trade and Balance of Payments — International Reserves” on page 151 of Exhibit D
Income and expenditure figures	“Public Finance — Central Government Budget” on pages 180 to 182 of Exhibit D

The information included in the ‘Recent Developments and Summary’ section of this Prospectus Supplement supplements the information contained in the Republic’s Annual Report for 2019 on Form 18-K filed with the SEC on September 16, 2020 as amended from time to time. To the extent that the information in the ‘Recent Developments and Summary’ section is inconsistent with the information contained in the Annual Report for 2019, as amended, the information in the ‘Recent Developments and Summary’ section supersedes and replaces such information.

Any information not listed in the cross-reference table but included in the documents incorporated by reference is given for information purposes only.

The prospectus supplement and the accompanying prospectus including the documents containing the information incorporated by reference will be published on the website of the Luxembourg Stock Exchange which is http://www.bourse.lu.

PROSPECTUS

THE REPUBLIC OF TURKEY

$10,000,000,000

Debt Securities

The Republic of Turkey, which may be referred to herein as Turkey or the Republic, may offer up to $10,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities.

Turkey may offer its debt securities from time to time in one or more offerings. Turkey will provide the specific terms of the debt securities it is offering in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

The debt securities will contain “collective action clauses,” unless otherwise indicated in the applicable prospectus supplement. Under these provisions, which differ from the terms of Turkey’s external indebtedness issued prior to January 1, 2015, Turkey may amend the payment provisions of the debt securities and other “reserved matters” with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount outstanding of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

Turkey may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Turkey has not authorized anyone to provide you with different or additional information. Turkey is not making an offer of these debt securities in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement accompanying this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is May 6, 2020

WHERE YOU CAN FIND MORE INFORMATION

Turkey voluntarily files annual reports on Form 18-K with the Securities and Exchange Commission (“SEC”). These reports and any amendments to these reports include certain financial, statistical and other information about Turkey and may be accompanied by exhibits. You may read and copy any document Turkey files with the SEC at the SEC’s public reference room in Washington, D.C. Turkey’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room, or log on to www.sec.gov. The SEC is located at 100 F Street, N.E., Washington, DC 20549.

The SEC allows Turkey to “incorporate by reference” the information Turkey files with it. This means that Turkey can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Turkey incorporates by reference the following documents:

•

Turkey’s Annual Report on Form 18-K for the year ended December 31, 2018 (File Number 033-37817), filed on September 26, 2019, as amended by Amendment No. 1 to Turkey’s Annual Report on Form 18-K/A, filed on November 14, 2019; Amendment No. 2 to Turkey’s Annual Report on Form 18-K/A, filed on February 13, 2020; Amendment No. 3 to Turkey’s Annual Report on Form 18-K/A, filed on April 10, 2020; and Amendment No. 4 to Turkey’s Annual Report on Form 18-K/A, filed on April 29, 2020.

•	all other amendments to Turkey’s Annual Report on Form 18-K for the year ended December 31, 2018 filed prior to the date of this prospectus (File Number 033-37817).

Turkey also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities covered by this prospectus. Each time Turkey files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing to or calling Turkey’s Treasury and Financial Counselor at the following address and phone number:

Turkish Embassy

Office of the Counselor for Treasury and Financial Affairs

2525 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Attn: The Office of the Counselor for Treasury and Financial Affairs

(202) 612-6790

DATA DISSEMINATION

Turkey is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or “SDDS”, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released, the so-called “Advance Release Calendar”. For Turkey, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated no later than three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standard Bulletin Board. The Internet website is located at https://dsbb.imf.org/sdds/country/TUR/category. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator”, and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Turkey will use the net proceeds from the sale of the debt securities for the general financing purposes of Turkey, which may include the repayment of debt.

DEBT SECURITIES

Turkey may issue debt securities, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Turkey and a fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to those securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Definitions” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms, if applicable:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date on which Turkey agrees to repay principal;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates on which any interest payments are scheduled to be made;

•	the date or dates from which any interest will accrue;

•	the record dates for any interest payable on an interest payment date;

•	whether and under what circumstances and terms Turkey may redeem the debt securities before maturity;

•	whether and under what circumstances and terms the holders of the debt securities may opt to have their respective debt securities prepaid;

•	whether and under what circumstances the debt securities will be entitled to the benefit of a sinking fund or other similar arrangement;

•

whether and under what circumstances and terms the holders of the debt securities may opt to obligate Turkey to repurchase or exchange their respective securities, either pursuant to an option that is included in the debt securities or that is or becomes separately tradable following their issuance;

•	the currency or currencies in which the debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and, if so, how any such amount will be determined;

•	whether the debt securities will be issued upon the exchange or conversion of other debt securities and, if so, the specific terms relating to this exchange or conversion;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

•	whether the debt securities will be listed and, if listed, the stock exchange on which the debt securities will be listed;

•	whether the debt securities will be designated “Collective Action Securities” (as described below); and

•	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States federal or Turkish income tax consequences and special considerations applicable to that particular series of debt securities.

Status of the Debt Securities

The following description applies to any series of debt securities issued prior to January 1, 2015 (including any further issuances of such debt securities).

The debt securities will be direct, unconditional, unsecured and general obligations of Turkey without any preference one over the other. Turkey will pledge its full faith and credit for the due and punctual payment of principal of and interest on the debt securities and for the timely performance of all of its obligations with respect to the debt securities.

The debt securities of each series will rank pari passu in right of payment with all other payment obligations relating to the External Indebtedness of Turkey.

The following description applies to any series of debt securities issued on or after January 1, 2015.

The debt securities will constitute direct, general, unconditional and unsubordinated public External Indebtedness of Turkey for which the full faith and credit of Turkey is pledged. The debt securities rank and will rank without any preference among themselves and equally with all other unsubordinated public External Indebtedness of Turkey. It is understood that this provision shall not be construed so as to require Turkey to make payments under the debt securities ratably with payments being made under any other public External Indebtedness.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

•	only in fully registered form; and

•	without interest coupons.

Debt securities denominated in U.S. dollars or in another monetary unit will be issued in denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, the principal of and interest on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent, or such other office as designated by the fiscal agent, to the registered holders of the debt securities on the related record date; provided, however, that if so provided in the text of the debt securities, payments of principal and any interest will be paid by check mailed to the registered holders of the debt securities at their registered addresses, or in the case of principal, such other address as provided in writing by the registered holder. The authorization relating to such debt securities may provide that payments may be made to a registered holder of an amount greater than the aggregate principal amount of debt securities specified therein, by transfer of same day funds to an account maintained by the payee with a bank as specified in such authorization, if the registered holder so elects by giving the fiscal agent not less than 15 days’ notice (or such fewer days as the fiscal agent may accept at its discretion) prior to the date of payment.

If any date on which principal or interest is due to be paid is not a business day, Turkey may pay interest on the next day that is a business day and no additional interest will accrue on that payment. For this purpose, business day means any day, other than a Saturday or Sunday, on which banks in the City of New York are not required or authorized by law or executive order to be closed.

The register of holders of debt securities will be kept at the New York office of the fiscal agent, or such other office as designated by the fiscal agent.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Turkey, as provided and in the manner set forth in the debt securities. After the return of these moneys to Turkey, the holders of these debt securities may look only to Turkey for any payment.

Turkey may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Turkey and is not a trustee for the holders of the debt securities.

Negative Pledge

Turkey undertakes that it will not, so long as any of the debt securities remain outstanding, create or permit to exist (i) any Lien (other than a Permitted Lien) for any purpose upon or with respect to any International Monetary Assets of Turkey; or (ii) any Lien (other than a Permitted Lien) upon or with respect to any other assets of Turkey to secure External Indebtedness of any Person, unless the debt securities are given an equivalent interest.

Definitions

“Exportable Assets” means goods which are sold or intended to be sold for a consideration consisting of or denominated in Foreign Currency and any right to receive Foreign Currency in connection with the sale thereof.

“External Indebtedness” of any Person means (i) each obligation, direct or contingent, of such Person to repay a loan, deposit, advance or similar extension of credit, (ii) each obligation of such Person evidenced by a note, bond, debenture or similar written evidence of indebtedness, and (iii) each Guarantee by such Person of an obligation constituting External Indebtedness of another Person; if in each case such obligation is denominated in a Foreign Currency or payable at the option of the payee in a Foreign Currency; provided that (i) an obligation (or Guarantee thereof) which by its terms is payable only by a Turkish Person to another Turkish Person in the Republic is not External Indebtedness; (ii) an obligation (or Guarantee thereof) to the extent that it is owing only to an individual who is a Turkish citizen is not External Indebtedness; (iii) an obligation is deemed to be denominated in a Foreign Currency if the terms thereof or of any applicable governmental program contemplate that payment thereof will be made to the holder thereof in such Foreign Currency by the obligor, Turkey or any other Turkish Person; (iv) an obligation (or Guarantee thereof) to the extent that it is not equal to or above $100,000,000 is not External Indebtedness; and (v) an obligation (or Guarantee thereof) to the extent that it does not have an original maturity of more than one year or is not combined with a commitment so that the original maturity of one year or less may be extended to a period in excess of one year is not External Indebtedness.

“Foreign Currency” means any currency other than the lawful currency of Turkey.

“Guarantee” includes a suretyship or any other arrangement whereby the respective party is directly or indirectly responsible for any External Indebtedness of another Person, including, without limitation, any obligation of such party to purchase goods or services or supply funds or take any other action for the purpose of providing for the payment or purchase of such External Indebtedness (in whole or in part).

“International Monetary Assets” means all official holdings of gold, Special Drawing Rights, Reserve Positions in the International Monetary Fund and Foreign Exchange which is owned or held by Turkey or any monetary authority of Turkey, all as defined by the International Monetary Fund.

“Lien” means any lien, mortgage, deed of trust, charge, pledge, hypothecation, security interest or other encumbrance.

“Permitted Lien” means

(1) any Lien on Foreign Currency (or deposits denominated in Foreign Currency) securing obligations with respect to a letter of credit issued in the course of ordinary commercial banking transactions (and expiring within one year thereafter) to finance the importation of goods or services into the Republic;

(2) any Lien on Exportable Assets (but not official holdings of gold), documents of title relating thereto, insurance policies insuring against loss or damage with respect thereto and proceeds of the foregoing, securing External Indebtedness incurred to finance the business of producing or exporting Exportable Assets; provided that (x) the proceeds of the sale of such Exportable Assets are expected to be received within one year after such Exportable Assets or documents become subject to such Lien; and (y) such External Indebtedness (i) is to be repaid primarily out of proceeds of sale of the Exportable Assets subject to such Lien and (ii) does not arise out of financing provided by the lender on condition that other External Indebtedness be repaid;

(3) any Lien securing External Indebtedness incurred for the purpose of financing any acquisition of assets (other than International Monetary Assets), provided that the assets which are subject to such Lien are: (x) tangible assets acquired in such acquisition (including, without limitation, documents evidencing title to such tangible assets); (y) claims which arise from the use, failure to meet specifications, sale or loss of, or damage to, such assets; or (z) rent or charter hire payable by a lessee or charterer of such assets;

(4) any Lien on or with respect to assets (other than International Monetary Assets) existing at the time of the acquisition thereof, provided that such Lien was not incurred in contemplation of such acquisition;

(5) any Lien on or with respect to assets (other than International Monetary Assets) acquired (or deemed to be acquired) under a financial lease, or claims arising from the use, operation, failure to meet specifications, sale or loss of, or damage to, such assets, provided that (x) such Lien secures only rentals and other amounts payable under such lease; and (y) such assets were not owned by the Republic for more than 120 days prior to becoming subject to such lease;

(6) any Lien on any assets which arose pursuant to any order of attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings;

(7) any Lien arising by operation of law (and not pursuant to any agreement) which has not been foreclosed or otherwise enforced against the assets to which it applies, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and banker’s liens with respect to property held by financial institutions, provided that such Lien arises in the ordinary course of the activities of the owner of the assets subject thereto and not with a view to securing any External Indebtedness;

(8) any Lien securing External Indebtedness incurred in connection with any Project Financing, provided that the assets to which such Lien applies (x) are not official holdings of gold; and (y) are (i) assets which are the subject of such Project Financing or (ii) revenues or claims which arise from the use, operation, failure to meet specifications, exploitation, sale or loss of, or damage to, such assets;

(9) Liens on assets (other than official holdings of gold) in existence on the initial date of issuance of the securities of a series provided that such Liens remain confined to the assets affected thereby on the initial date of issuance of the securities of such series, and secure only those obligations so secured on the initial date of issuance of the securities of such series;

(10) any Lien arising in connection with contracts entered into substantially simultaneously for sales and purchases at market prices of precious metals; and

(11) any Lien or Liens which otherwise would not be permissible pursuant to the negative pledge and which secure(s) indebtedness in an aggregate amount not exceeding $50,000,000 (or the equivalent thereof in other currencies or composite currency units).

“Person” means an individual, corporation, partnership, joint venture, trust, unincorporated organization or any other judicial entity, including, without limitation, a government or governmental body or agency or instrumentality or any international organization or agency.

“Project Financing” means any financing of the acquisition, construction or development of any asset in connection with a project if the Person or Persons providing such financing expressly agree to look to the asset financed and the revenues to be generated by the use, exploitation, operation of or loss of, or damage to, such asset as a principal source of repayment for the moneys advanced and at the time of such financing it was reasonable to conclude that such project would generate sufficient income to repay substantially all of the principal of and interest on all External Indebtedness incurred in connection with such project.

“Turkish Person ” means Turkey and any Person who is a resident or national of Turkey or which has its principal place of business, seat or head office in Turkey or any Person incorporated or organized under the laws of Turkey.

Default

Any of the following events affecting a particular series of debt securities will be an event of default with respect to that series of debt securities:

(a) Turkey fails to pay, when due, principal of or any interest on the debt securities of that series and such failure continues for a period of 30 days; or

(b) Turkey defaults in performance or observance of or compliance with any of its other obligations set forth in the debt securities of that series, which default is not remedied within 60 days after written notice of such default shall have been given to Turkey by the holder of any debt securities of that series at the corporate trust office of the fiscal agent in the City of New York; or

(c) any other present or future External Indebtedness (as defined above) of Turkey, for or in respect of moneys borrowed or raised in an amount in aggregate of not less than $40,000,000 (or its equivalent in other currencies or composite currency units), becomes due and payable prior to its stated maturity otherwise than at the option of Turkey, or any such amount of External Indebtedness is not paid when due (in accordance with any extension granted in any modification, consent or waiver by the holders of such External Indebtedness) or, as the case may be, within any applicable grace period; or

(d) Turkey ceases to be a member of the International Monetary Fund or of any successor (whether corporate or not) that performs the functions of, or functions similar to, the International Monetary Fund; or

(e) Turkey announces its inability to pay its debts as they mature; or

(f) it becomes unlawful for Turkey to perform or comply with any of its payment obligations under any of the debt securities of a series.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity by Turkey or repayable prior to maturity by the registered holders of these debt securities.

Turkey may at any time purchase debt securities in any manner and for any price. If Turkey purchases debt securities of a series by tender, tenders must be available to all holders of debt securities of that series. Any debt securities purchased by Turkey may, at its discretion, be held by Turkey or surrendered to the fiscal agent for cancellation, but such debt securities may not be resold.

Judgment Currency

If for the purpose of obtaining judgment in any court or from any other tribunal it is necessary to convert an amount due to the holder of a debt security in the currency in which the debt security was required to be paid by its terms (the “Debt Security Currency”) into another currency (the “Judgment Currency”), Turkey and such holder agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such holder could purchase the Debt Security Currency with such Judgment Currency in the city which is the principal financial center of the country of issue of the Debt Security Currency on the date two business days preceding the date on which actual payment in the Judgment Currency is made to such holder.

To the fullest extent permitted by law, the obligation of Turkey in respect of any amount payable by it to the holder of a debt security shall, notwithstanding any judgment in a Judgment Currency, be discharged only to the extent that on the business day following receipt by such holder of any amount adjudged to be so due in the Judgment Currency, such holder may, in accordance with normal banking procedures, purchase the Debt Security Currency with the Judgment Currency. To the fullest extent permitted by law, if the amount of the Debt Security Currency so purchased is less than the amount originally due to such holder, Turkey undertakes, as a separate and independent obligation, to indemnify and hold harmless each relevant holder of the debt security against the amount of such shortfall and if the amount of the Debt Security Currency so purchased is more than the amount originally due to such holder, and if all of Turkey’s obligations to such holder under the debt securities are fully paid, such holder agrees to remit such excess to Turkey.

Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities by Turkey will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges imposed, levied, collected, withheld or assessed by or within Turkey or any authority of or within Turkey (together, “Taxes”), unless such withholding or deduction is required by tax law. In that event, Turkey shall pay those additional amounts that will result in receipt by the holders of debt securities of the amounts that would have been received by them had such withholding or deduction not been required, except that no additional amounts shall be payable with respect to any debt security:

•

to a holder (or a third party on behalf of a holder) where such holder is liable to pay such Taxes in respect of any debt security by reason of that holder’s having some connection with Turkey other than the mere holding of that debt security or the receipt of principal and interest in respect of that debt security; or

•

presented for payment more than 30 days after the Relevant Date (see below), except to the extent that the holder of that debt security would have been entitled to additional amounts on presenting the same for payment on the last day of that 30-day period.

The term “Relevant Date” in respect of any debt security means whichever is the later of:

•	the date on which payment in respect of the debt security first becomes due and payable; or

•

if the fiscal agent has not received the full amount of the moneys payable on or before that due date, the date on which notice is given to the holders of debt securities that the full amount of those moneys has been received and is available for payment.

Any reference in this section to “principal” and/or “interest” includes any additional amounts that may be payable under the debt securities.

Upon not less than 30 days’ prior notice to holders of the debt securities, Turkey will have the right to require each holder to present at the office of any paying agency five business days prior to each record date a certificate, in such form as Turkey may from time to time reasonably prescribe in order to comply with applicable law or regulation, to enable Turkey to determine its duties and liabilities with respect to (i) any taxes, assessments or governmental charges which Turkey or the fiscal agent may be required to deduct or withhold from payments in respect of such securities under any present or future law of the United States or any regulation of any taxing authority thereof and (ii) any reporting or other requirements under such laws or regulations. Turkey will be entitled to determine its duties and liabilities with respect to such deduction, withholding, reporting or requirements of the basis of information contained in such certificate or, if no certificate shall be presented, on the basis of any presumption created by any such law or regulation and shall be entitled to act in accordance with such determination, but shall not be entitled to withhold all or part of any such payment except as required by applicable law.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	the depositary notifies Turkey that it is unwilling, unable or no longer qualified to continue to act as depositary and Turkey does not appoint a successor depositary within 90 days;

•	at any time Turkey decides it no longer wishes to have all or part of the debt securities represented by a global security; or

•	an event of default has occurred and is continuing to occur with respect to the securities.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples, unless otherwise specified in a prospectus supplement.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	You cannot get debt securities registered in your name for so long as they are represented by the global security;

•	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

•	You will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

•	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

•	All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Turkey has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, Turkey is not responsible for supervising or reviewing those records or payments. Turkey has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

Governing Law and Consent to Service

Turkey is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts of the United States against the Republic. The fiscal agency agreement and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York, except with respect to the authorization and execution of the debt securities on behalf of Turkey and any other matters required to be governed by the laws of Turkey, which will be governed by the laws of Turkey.

Turkey will irrevocably waive, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt securities in each of the United States District Court for the Southern District of New York, the Supreme Court of the State of New York, New York County, and the respective appellate courts therefrom or (except as to venue) in any competent court in Turkey. Turkey will appoint the Treasury and Financial Counselor of the Republic of Turkey, 821 United Nations Plaza, 4th Floor, New York, New York, 10017, as its authorized agent upon whom process may be served in any action arising out of or based on the debt securities which may be instituted in any state or federal court in the City or State of New York by the holder of any debt securities. Such appointment shall be irrevocable until all amounts in respect of the principal, premium, if any, and interest, if any, due or to become due on or in respect of all the debt securities issuable under the fiscal agency agreement have been paid by Turkey to the fiscal agent, except that if for any reason the authorized agent ceases to be able to act as such authorized agent or no longer has an address in New York, Turkey will appoint another person in New York as its authorized agent.

The Counselor for Treasury and Economic Affairs is not the agent for service for actions under the United States federal securities laws or state securities laws and Turkey’s waiver of immunity does not extend to such actions. Because Turkey has not waived its sovereign immunity in connection with any actions arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Turkey based on such laws unless a court were to determine that Turkey is not entitled under the United States Foreign Sovereign Immunities Act of 1976, as amended, to sovereign immunity with respect to such actions.

Under the laws of Turkey, assets of Turkey are immune from attachment or other forms of execution, whether before or after judgment. The United States Foreign Sovereign Immunities Act of 1976, as amended, may also provide a means for limited execution upon any property of Turkey that is related to the service and administration of the debt securities.

Collective Action Securities Issued Prior to January 1, 2015

Turkey may designate a particular series of debt securities to be “Collective Action Securities.” The following descriptions apply to any series of debt securities that has been designated Collective Action Securities and issued prior to January 1, 2015 (including any further issuances of such debt securities).

Acceleration of Maturity

If an event of default described under the heading “Debt Securities — Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to Turkey at the office of the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Turkey receives written notice of the declaration, unless Turkey has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Meetings

General. A meeting of holders of debt securities of any series may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Turkey or the fiscal agent may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting will be held at the time and place determined by the fiscal agent. If Turkey or the holders of at least 10% in aggregate principal amount of the outstanding (as defined in the fiscal agency agreement) debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding debt securities” does not include:

•	previously canceled debt securities;

•	debt securities called for redemption;

•	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

•	debt securities of a series, which have been substituted with another series of debt securities; and

•

for purposes of determining whether the required percentage of holders of debt securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities held directly by Turkey or on its behalf. See “— Amendments and Waivers” below for additional qualifications to the definition of “outstanding debt securities” as it applies to any series of debt securities that has been designated Collective Action Securities.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 and 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

Voting; Quorum. A person that holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of the debt securities of a series will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities.

At the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities for the taking of any action set forth in the notice of the original meeting.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities of a series and of the appointment of proxies in respect of the holders of debt securities of a series;

•	the record date for determining the holders of debt securities of a series who are entitled to vote at such meeting;

•	the adjournment and chairmanship of such meeting;

•	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Amendments and Waivers

Turkey, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of the principal (or premium, if any) of, or any installment of interest on, the debt securities of that series;

•	reduce the principal amount of the debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

•	reduce the interest rate of the debt securities of that series;

•	reduce the premium payable upon redemption of the debt securities of that series;

•

change the currency in which any amount in respect of the debt securities of that series is payable or (i) with respect to U.S. dollar denominated issuances, exclude the Borough of Manhattan, the City of New York, as a required place at which payment with respect to interest, premium or principal is payable, or (ii) with respect to EUR denominated issuances, exclude the City of London, as a required place at which payment with respect to interest, premium or principal is payable;

•	shorten the period during which Turkey is not permitted to redeem the debt securities of that series if, prior to such action, Turkey is not permitted to do so;

•	change Turkey’s obligation to pay any additional amounts under the debt securities of that series;

•	amend the definition of “outstanding” with respect to the debt securities of that series;

•	change the governing law provision of the debt securities of that series;

•	change Turkey’s appointment of an agent for the service of process in the United States or Turkey’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

•	change the status of the debt securities of that series, as described under “Debt Securities — Status of the Debt Securities” in the prospectus;

•	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

(i)	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

(ii)	make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Turkey refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding notes) agrees to the change.

If both Turkey and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Turkey for the benefit of the holders of the notes;

•	surrendering any right or power conferred upon Turkey;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•

amending the fiscal agency agreement or the debt securities of that series in any manner which Turkey and the fiscal agent may determine and that is not inconsistent with and does not adversely affect the interest of any holder of debt securities of that series.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Turkey or any public sector instrumentality of Turkey will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank of Turkey, any department, ministry or agency of the federal government of Turkey or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Turkey or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Turkish law, Turkey may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities are fungible with the existing notes of such series for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws). Turkey may also consolidate the additional debt securities to form a single series with the outstanding notes.

Collective Action Securities Issued On or After January 1, 2015

The following descriptions apply to any series of debt securities that has been designated Collective Action Securities and issued on or after January 1, 2015.

Acceleration of Maturity

If an event of default described under the heading “Debt Securities — Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to Turkey at the office of the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Turkey receives written notice of the declaration, unless Turkey has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Meetings, Amendments and Waivers

Turkey may call a meeting of the holders of debt securities of a series at any time regarding the fiscal agency agreement or the debt securities of the series. Turkey will determine the time and place of the meeting.

Turkey will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, Turkey or the fiscal agent will call a meeting of holders of debt securities of a series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to Turkey or the fiscal agent (with a copy to Turkey) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, Turkey will notify the fiscal agent and the fiscal agent will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders and their proxies are entitled to vote at a meeting of holders. Turkey will set the procedures governing the conduct of the meeting and if additional procedures are required, Turkey will consult with the fiscal agent to establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities of a series pursuant to written action with the consent of the requisite percentage of debt securities of such series. The fiscal agent will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the fiscal agent.

The holders may generally approve any proposal by Turkey to modify the fiscal agency agreement or the terms of the debt securities of a series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

However, holders may approve, by vote or consent through one of three modification methods, any proposed modification by Turkey that would do any of the following (such subjects referred to as “reserved matters”):

•	change the date on which any amount is payable on the debt securities;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities and the fiscal agency agreement) of the debt securities;

•	reduce the interest rate on the debt securities;

•	change the method used to calculate any amount payable on the debt securities (other than in accordance with the express terms of the debt securities and the fiscal agency agreement);

•	change the currency or place of payment of any amount payable on the debt securities;

•	modify Turkey’s obligation to make any payments on the debt securities (including any redemption price therefor);

•	change the identity of the obligor under the debt securities;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserved matter modification”;

•	change the definition of “uniformly applicable” or “reserved matter modification”;

•

authorize the fiscal agent, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of Turkey or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of the debt securities.

A change to a reserved matter, including the payment terms of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of a series affected by the proposed modification;

•

where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•

where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of all series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

Turkey may select, in its discretion, any modification method for a reserved matter modification in accordance with the fiscal agency agreement and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserved matter, Turkey will provide the following information to the fiscal agent for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•

a description of Turkey’s economic and financial circumstances that are in Turkey’s opinion relevant to the request for the proposed modification, a description of Turkey’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•

if Turkey shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of Turkey’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if Turkey is then seeking any reserved matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities held by Turkey or any public sector instrumentality of Turkey or by a corporation, trust or other legal entity that is controlled by Turkey or a public sector instrumentality will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification, if on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by Turkey or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by Turkey or a public sector instrumentality, except that (x) debt securities held by Turkey or any public sector instrumentality of Turkey or by a corporation, trust or other legal entity that is controlled by Turkey or a public Turkey instrumentality which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the fiscal agent the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Turkey or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the fiscal agent in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information which is in the possession of the fiscal agent, upon the certificate, statement or opinion of or representations by the fiscal agent; and (y) in determining whether the fiscal agent will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the fiscal agent knows to be so owned or controlled will be so disregarded. Debt securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the fiscal agent the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Turkey or a public sector instrumentality.

As used in the preceding paragraph, “public sector instrumentality” means any department, secretary, ministry or agency of Turkey, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

Turkey and the Fiscal Agent may, without the vote or consent of any holder of debt securities of a series, amend the Fiscal Agency Agreement or the debt securities of the series for the purpose of:

•	adding to Turkey’s covenants for the benefit of the holders;

•	surrendering any of Turkey’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the Fiscal Agency Agreement;

•

amending the debt securities of that series or the Fiscal Agency Agreement in any manner that Turkey may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•	correcting, in the opinion of Turkey, a manifest error of a formal, minor or technical nature.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Turkish law, Turkey may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities are fungible with the existing notes of such series for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws). Turkey may also consolidate the additional debt securities to form a single series with the outstanding notes.

PLAN OF DISTRIBUTION

Turkey may sell any combination of the debt securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities of that series;

•	the net proceeds to Turkey from the sale of the securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute the securities on a firm commitment basis. In this case, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Turkey may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters.

Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Turkey may also sell securities of any series directly to the public or through agents designated by Turkey from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

In compliance with Financial Industry Regulatory Authority guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Turkey may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Turkey under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Turkey may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Turkey in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, Turkey will not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Turkey cannot offer, sell or deliver those securities within the United States or to U.S. persons. When Turkey offers or sells securities outside the United States, each underwriter or dealer involved in the sale of the securities will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each of these underwriters or dealers will agree:

•	that it has not offered or sold, and will not offer or sell, any of these securities within the United States except in accordance with Rule 903 of Regulation S under the Securities Act; and

•	that neither such underwriter or dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to these securities.

DEBT RECORD

Turkey has not defaulted on any principal or interest of any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

VALIDITY OF THE SECURITIES

The validity of the debt securities will be passed upon for Turkey by the Chief Legal Advisor and Director General of Trials, Ministry of Treasury and Finance, the Republic of Turkey. Certain legal matters of United States law will be passed upon for Turkey by Arnold & Porter Kaye Scholer LLP, United States counsel to Turkey, and for the underwriters, if any, by United States counsel and Turkish counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Turkish law, Arnold & Porter Kaye Scholer LLP may rely on the opinion of the Chief Legal Advisor and Director General of Trials, Ministry of Treasury and Finance, the Republic of Turkey. As to all matters of United States law, the Chief Legal Advisor and Director General of Trials, Ministry of Treasury and Finance, the Republic of Turkey may rely on the opinion of Arnold & Porter Kaye Scholer LLP. Certain statements with respect to matters of Turkish law in this prospectus have been passed upon by the Chief Legal Advisor and Director General of Trials, Ministry of Treasury and Finance, the Republic of Turkey and are made upon his or her authority.

OFFICIAL STATEMENTS

The information set forth herein and in the documents incorporated by reference has been reviewed by the Director General of Debt Office, Ministry of Treasury and Finance, the Republic of Turkey, in his official capacity, and is included herein on his authority. Information included herein or therein which is identified as being taken or derived from a publication of Turkey or an agency, instrumentality or state economic enterprise of Turkey is included on the authority of such publication as a public official document of Turkey.

AUTHORIZED AGENT

The authorized agent of Turkey in the United States of America is the Treasury and Financial Counselor of the Republic of Turkey, whose address is: Turkish Embassy, Office of the Counselor for Treasury and Financial Affairs, 2525 Massachusetts Avenue N.W., Washington, D.C. 20008.

PRINCIPAL OFFICE OF THE REPUBLIC

Ministry of Treasury and Finance

Ismet Inonu Bulvari

06510 Emek

Ankara

Turkey

FISCAL AGENT, PAYING AGENT, TRANSFER AGENT, EXCHANGE AGENT

(WITH RESPECT TO CITIBANK, N.A., LONDON BRANCH) AND REGISTRAR

For USD Denominated Issuances	For EUR Denominated Issuances
The Bank of New York Mellon	Citibank, N.A., London Branch
101 Barclay Street, Floor 7 East	Citigroup Centre
New York, New York 10286	Canada Square
U.S.A.	Canary Wharf, London
E14 5LB

LEGAL ADVISERS TO THE REPUBLIC

As to United States Law	As to Turkish Law
Arnold & Porter Kaye Scholer LLP	Chief Legal Advisor and Director
250 West 55th Street	General of Trials to
New York, New York 10019	Ministry of Treasury and Finance
U.S.A.	Dikmen Caddesi, No: 12
06420 Çankaya
Ankara Turkey

€1,500,000,000

TÜRKİYE CUMHURİYETİ

(THE REPUBLIC OF TURKEY)

4.375% NOTES DUE JULY 8, 2027

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BNP PARIBAS	BofA Securities	Deutsche Bank

June 30, 2021